                                               Filed pursuant to Rule 424(b)(4)
                                                         SEC File No. 333-34977
Prospectus
dated September 24, 1997

                                  $20,000,000

                                     LOGO

                         11.50% Senior Notes Due 2004

Matrix Capital Corporation (the "Company") is offering $20,000,000 aggregate principal amount of 11.50% Senior Notes Due 2004 (the "Notes"). The Notes will bear interest from September 29, 1997 at the annual rate of 11.50% of the principal amount thereof, payable semi-annually in arrears on March 31 and September 30 of each year (each, an "Interest Payment Date") commencing March 31, 1998, to the person in whose name each Note is registered at the close of business on March 15 or September 15 (each, a "Regular Record Date") next preceding such Interest Payment Date. The Notes will mature on September 30, 2004. The Notes are not redeemable by the Company prior to maturity. No sinking fund is provided for the Notes. See "Description of the Notes."

The Notes will be represented by one permanent global certificate (the "Global Security") registered in the name of a nominee of The Depository Trust Company, as depositary (the "Depositary"). The Notes will be available for purchase in minimum denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000 in book-entry form only. Beneficial interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described under "Description of the Notes" herein, owners of beneficial interests in the Global Security will not be entitled to receive Notes in definitive form.

SEE "RISK FACTORS" COMMENCING ON PAGE 10 HEREIN FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, BY ANY OTHER GOVERNMENTAL AGENCY, OR OTHERWISE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                             PRICE TO   UNDERWRITING PROCEEDS TO
                                              PUBLIC    DISCOUNT (1) COMPANY (2)
--------------------------------------------------------------------------------
Per Note...................................   100.0%        4.5%        95.5%
--------------------------------------------------------------------------------
Total...................................... $20,000,000   $900,000   $19,100,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting offering expenses payable by the Company estimated at $235,000.

The Notes are offered by the several Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes will be made on or about September 29, 1997 in book entry form through the facilities of the Depositary or its nominees. The Notes will not generally be issuable in definitive certificated form to any person other than the Depositary.

                          Joint Book-Running Managers

Keefe, Bruyette & Woods, Inc.                                Piper Jaffray inc.

     [LOGOS OF MATRIX CAPITAL CORPORATION AND ITS OPERATING SUBSIDIARIES]





CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE EFFECT THE PRICE OF THE NOTES OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF SECURITIES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial information appearing elsewhere in this Prospectus. Unless the context clearly suggests otherwise, references to the "Company" include Matrix Capital Corporation and its subsidiaries (the "Subsidiaries"), collectively, and references to "Matrix Capital" include the parent company only. In addition to the historical information contained herein, certain statements in this Prospectus constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 (the "Reform Act") that involve risks and uncertainties. The Company's actual results may differ materially from those discussed herein. Factors that might cause such a difference include, but are not limited to, those discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as those discussed elsewhere in this Prospectus. See "Risk Factors--Forward-Looking Statements."

                                  THE COMPANY

  OVERVIEW. Matrix Capital Corporation is a specialized financial services company that, through its Subsidiaries, focuses on mortgage merchant banking by purchasing and selling residential mortgage loans and residential mortgage servicing rights; offering brokerage, consulting, and analytical services to other financial services companies and financial institutions; servicing residential mortgage portfolios for investors; originating residential mortgages; and providing real estate management and disposition services. The Company also provides trust administration services for self-directed qualified retirement plans, individual retirement accounts, custodial and directed trust accounts, and broker-dealer services to individuals and deferred contribution plans. Based upon management's experience within the industries in which the Company operates, the Company believes that its structure of combining a mortgage banking firm, a mortgage servicing brokerage and consulting firm, a federally chartered banking institution, a real estate management and disposition firm, a self-directed trust company, and a securities broker-dealer is unique to the financial services industry. This unique structure creates revenue enhancing relationships among the Subsidiaries.

  The Company is a broker of mortgage servicing rights serving a nationwide client base, and, in 1996, brokered the sale of mortgage loan servicing portfolios totaling $26.4 billion in outstanding principal balances. As a result of its participation in brokerage activity, the Company has access to a wide array of information relating to the mortgage banking industry, including emerging market trends, prevailing market prices, pending regulatory changes, and changes in levels of supply and demand. Consequently, the Company is able to identify certain types of mortgage servicing portfolios that are well suited to its particular servicing platform and unique corporate structure. The Company, for example, has focused its mortgage servicing acquisition strategy on seasoned loans having lower principal and higher custodial escrow balances than newly originated mortgage loans. Mortgage servicing rights on these types of loans are generally not attractive to many market participants. However, the Company believes that given the prevailing pricing for such mortgage servicing rights and the Company's ability to hold the non-interest bearing custodial escrow accounts at its federal bank subsidiary, it has been able to achieve attractive returns on investment in such mortgage servicing rights.

  Consolidated net income for the year ended December 31, 1996, and for the six months ended June 30, 1997, was $3.6 million and $3.6 million, respectively, resulting in an annualized return on average equity of 24.3% and 21.4%, respectively. As of June 30, 1997, the Company had consolidated assets of $502.6 million and shareholders' equity of $35.9 million.

  HISTORY OF THE COMPANY. Although Matrix Capital was formed in 1993, the history of the Company traces back to the formation of United Financial, Inc. ("United Financial") in 1989. United Financial was formed by two of the Company's principal shareholders to broker mortgage loan servicing rights and became an approved mortgage loan servicing broker for the Resolution Trust Corporation (the "RTC"). In 1990, one of the founders of United Financial divested himself of his interest in United Financial to form Matrix Financial Services Corporation ("Matrix Financial"), which was established through the acquisition of an existing mortgage banking company. Matrix Financial initially focused on the acquisition of mortgage loan servicing portfolios from the RTC and the Federal Deposit Insurance Corporation (the "FDIC") as part of their disposition of insolvent thrifts and banks during the early 1990s. In June 1993, Matrix Capital was formed when the founding shareholders of United Financial and Matrix Financial exchanged all of the outstanding capital stock of those two entities for shares of Matrix Capital. The Company acquired Matrix Capital Bank ("Matrix Bank"), a federal savings bank, in late 1993 in order to capture the benefit of the custodial escrow account balances relating to the Company's mortgage servicing portfolio and to engage in the purchase and sale of bulk residential mortgage loan portfolios. In order to add a source of additional non-interest revenue, the Company formed United Special Services, Inc. ("USS") in June 1995 to provide real estate management and disposition services to the Company and other mortgage companies and financial institutions. The Company formed United Capital Markets, Inc. ("UCM") in December 1996, primarily to provide risk management services for existing institutional clients of United Financial. In February 1997, the Company acquired The Vintage Group, Inc. ("Vintage") which resulted in the Company moving approximately $80.0 million of deposits from a third-party institution to Matrix Bank.

  THE SUBSIDIARIES. The Company's core business operations are conducted through the following operating Subsidiaries:

  United Financial. United Financial provides brokerage and consulting services to financial institutions and financial services companies in the mortgage banking industry. These services include the brokering and analysis of residential mortgage loan servicing rights, corporate and mortgage loan servicing portfolio valuations (which includes the complex valuation and analysis required under Statement of Financial Accounting Standards
No. 122, Accounting for Mortgage Servicing Rights ("FAS 122")), and, to a lesser extent, consultation and brokerage services in connection with mergers and acquisitions of mortgage banking entities. United Financial provides brokerage services to several of the nation's largest financial institutions, such as Banc One Mortgage Corporation, Chase Manhattan Mortgage Corporation, and Mellon Mortgage Corporation. During 1996 and the first six months of 1997, United Financial brokered the sale of 92 and 49 mortgage loan servicing portfolios totaling $26.4 billion and $12.0 billion in outstanding mortgage loan principal balances, respectively.

  Matrix Financial. Matrix Financial acquires residential mortgage loan servicing rights on a nationwide basis through purchases in the secondary market, services the loans underlying these rights, and originates mortgage loans through its wholesale loan origination network. As of June 30, 1997, Matrix Financial owned or serviced 58,640 borrower accounts representing $3.1 billion in principal balances (including $106.9 million in subservicing for non-affiliates of the Company), the majority of which were seasoned loans having lower principal and higher custodial escrow balances than newly originated mortgage loans. See "Business--Residential Loan Servicing Activities--Residential Mortgage Loan Servicing." As a servicer of mortgage loans, Matrix Financial is required to establish custodial escrow accounts for the deposit of borrowers' payments, which may include principal, interest, taxes, and insurance. These payments are held at Matrix Bank. During the six months ended June 30, 1997, the custodial escrow accounts at Matrix Bank averaged $58.0 million in the aggregate. For the six months ended June 30, 1997, Matrix Financial originated $192.7 million in wholesale mortgage loans through its regional production offices located in Atlanta, Denver, and Phoenix. The loans originated by Matrix Financial on a wholesale basis are typically sold in the secondary market.

  Matrix Bank. With branches in Las Cruces, New Mexico and Sun City, Arizona, Matrix Bank serves its local communities by providing a broad range of personal and business depositors services, offering residential and consumer loans, and providing, on a limited basis, commercial real estate loans. Matrix Bank also holds the non-interest bearing custodial escrow deposits related to the residential mortgage loan servicing portfolio serviced by Matrix Financial and the deposit accounts of the customers of Vintage. These custodial escrow deposits, as well as other traditional deposits, are used to fund bulk purchases of mortgage loan portfolios throughout the United States, a substantial portion of which are subserviced by Matrix Financial following their purchase. Maintaining custodial escrow deposits at Matrix Bank allows the Company to achieve returns historically greater than could have been realized had the Company used the custodial escrow deposits as compensating balances to reduce the effective borrowing cost on its warehouse credit facilities. As of June 30, 1997, Matrix Bank was deemed to be "well-capitalized" under applicable regulatory standards and had total assets of $384.3 million, including loans aggregating $340.8 million. On December 31, 1996, the Company disposed of the fixed assets of the Sterling Finance Co., Inc. ("Sterling Finance") subsidiary of Matrix Bank, and ceased to originate sub-prime automobile loans.

  The Vintage Group, Inc. On February 5, 1997, the Company completed its acquisition of Vintage. Vintage's subsidiaries, Sterling Trust Company ("Sterling Trust") and First Matrix Investment Services Corp., formerly known as Vintage Financial Services Corp. ("First Matrix"), are located in Waco, Texas and Arlington, Texas, respectively. Sterling Trust was incorporated in 1984 as a Texas independent, non-bank trust company specializing in the administration of self-directed qualified retirement plans, individual retirement accounts, custodial, and directed trust accounts. As of June 30, 1997, Sterling Trust had in excess of 28,000 accounts with assets under administration of over $1.3 billion. First Matrix is a National Association of Securities Dealers, Inc. ("NASD") broker-dealer that provides services to individuals and deferred contribution plans. The purchase price of approximately $11.25 million was paid through the issuance to the former shareholders of Vintage of 779,592 shares of common stock, $.0001 par value (the "Common Stock"), of the Company.

  United Special Services. USS provides real estate management and disposition services to financial services companies and financial institutions. In addition to the unaffiliated clients currently served by USS, Matrix Financial uses USS exclusively in handling the disposition of its foreclosed real estate. In addition, USS provides limited collateral valuation opinions to clients, such as the Federal Home Loan Mortgage Corporation (the "FHLMC"), that are interested in assessing the value of the collateral underlying mortgage loans, as well as to clients such as Matrix Bank and other third-party mortgage loan buyers evaluating potential bulk purchases of mortgage loans.

  United Capital Markets. UCM was formed in December 1996 to advise institutional clients primarily on risk management issues relating to residential mortgage loan servicing portfolios. It provides a professional outsourcing alternative to in-house risk management departments on Wall Street derivative products. The focus is on interest rate and prepayment risk, as each relates to specific client objectives. The strategy includes modeling asset risk, setting up and trading individual hedge accounts, and mirroring accounting practice and management goals. Although it is anticipated that many asset classes will be considered for management and advice, UCM initially will focus on mortgage servicing rights. UCM is managed by former senior executives from nationally recognized investment banks and the mortgage banking industry with experience in risk management and hedging strategies. UCM generated no revenues in 1996 or the first six months of 1997, and there can be no assurance that its operations will generate significant revenues, or be profitable, during the remainder of 1997 or in future years. However, two clients have entered into service agreements with UCM as of the date hereof.

  BUSINESS STRATEGY. The Company's business strategy is to:

  . cultivate the revenue-enhancing relationships among the Subsidiaries by sharing knowledge, information, and business opportunities;

  . expand significantly the residential mortgage loan servicing portfolio of the Company within identified niches, thereby increasing non-interest income, improving operational efficiencies, and increasing custodial escrow deposits; and
  . diversify its revenue sources through development of new business lines and potential acquisitions of financial services businesses that the Company currently operates in or that management believes are complementary to its existing business.

  To accomplish this strategy, the Company has established an infrastructure, including management information systems, capable of servicing significantly more residential mortgage loans than it currently services, formed UCM, acquired Vintage, implemented new loan programs, and started a national call center to complement Matrix Financial's existing wholesale loan origination capabilities.

  OTHER INFORMATION. The Company is a unitary thrift holding company that was incorporated in Colorado in June 1993. Its principal executive offices are located at 1380 Lawrence Street, Suite 1410, Denver, Colorado 80204, and its telephone number is (303) 595-9898.

                                  THE OFFERING

Securities offered..........
                                $20,000,000 principal amount of 11.50% Senior Notes due 2004.

Denominations...............    $1,000 and integral multiples thereof.

Maturity....................    September 30, 2004.

Mandatory redemption........
                                None.

Optional redemption.........    None.

Interest payment dates......    Semiannually on March 31 and September 30 of
                                each year, commencing March 31, 1998. The first interest payment will represent interest from the date of issuance of the Notes to March 31, 1998. See "Description of the Notes."

Sinking fund................
                                None.

Change of control...........    Upon a Change of Control (as defined in
                                "Description of Notes--Certain Definitions"),
                                Matrix Capital will be required to make an offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of repurchase.

Covenants...................    The indenture pursuant to which the Notes will
                                be issued (the "Indenture") will restrict, among other things, the Company's ability to incur additional indebtedness and issue preferred stock, incur liens to secure pari passu or subordinated indebtedness, pay dividends or make certain other restricted payments, apply net proceeds from certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person, sell stock of Subsidiaries or sell, assign, transfer, lease, convey, or otherwise dispose of substantially all of the assets of the Company. See "Description of the Notes."

Ranking.....................
                                The Notes will be unsecured general obligations of Matrix Capital and will rank pari passu in right of payment with all current and future Senior Indebtedness (as defined in "Description of the Notes--Certain Definitions") of Matrix Capital. However, the Notes will be effectively subordinated to all existing and future secured Indebtedness of Matrix Capital and the Subsidiaries, including the Permitted Secured Indebtedness (as defined herein) as described below, and interests (including Indebtedness) of Securitization Trusts, which rank senior in right of payment to Matrix Capital's right to receive excess cash flow of such trusts. As of the date hereof, the Permitted Secured Indebtedness of Matrix Capital outstanding consists of approximately $920,000 in mortgage indebtedness outstanding on the building owned by Matrix Capital in Phoenix, Arizona, approximately $5,500,000 outstanding under the bank stock loan of Matrix Capital with Bank One, Texas, N.A., and approximately $466,000 in term debt secured by servicing rights owned by a Subsidiary (the "Permitted Secured Indebtedness"). In addition, the Notes will be effectively subordinated to all liabilities of the Subsidiaries, including the deposits of Matrix Bank. As of June 30, 1997, the Subsidiaries had approximately $28.2 million of long-term indebtedness (excluding guarantees of Matrix Capital's Indebtedness). See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Description of the Notes--General."

Use of proceeds.............
                                The net proceeds of this offering will be used to reduce the balances outstanding on certain of the Company's revolving line of credit facilities. See "Use of Proceeds."

Rating......................    The Notes have not been rated.

            SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table sets forth historical summary financial and other information of the Company as of the dates and for the periods indicated. In February 1997, the Company acquired Vintage in a transaction accounted for as a pooling of interests. As a result of the pooling, the historical financial and other information of the Company has been restated to include the financial and other information of Vintage.

                                                                  AS OF AND FOR THE
                                 AS OF AND FOR THE                   SIX MONTHS
                              YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                          ----------------------------------    ------------------------
                             1994        1995        1996          1996          1997
                          ----------  ----------  ----------    ----------    ----------
OPERATING DATA
Net interest income be-
 fore provision for loan
 and valuation losses...  $    4,004  $    3,592  $    6,059    $    2,665    $    5,771
Provision for loan and
 valuation losses.......         216         401         143           152           297
                          ----------  ----------  ----------    ----------    ----------
Net interest income.....       3,788       3,191       5,916         2,513         5,474
Non-interest income:
 Loan administration....       6,926       7,749       8,827         4,632         8,264
 Brokerage..............       4,017       4,787       4,364         1,947         1,961
 Trust services.........       2,488       2,869       3,061         1,616         1,768
 Gain on sale of loans
  and mortgage-backed
  securities............       1,590       3,272       3,369           852           964
 Gain on sale of mort-
  gage servicing
  rights................         684       1,164       3,232         1,091         2,352
 Loan origination(1)....       1,294       2,069       1,561           194         1,509
 Other..................         940       1,744       2,173           933         1,537
                          ----------  ----------  ----------    ----------    ----------
 Total non-interest in-
  come..................      17,939      23,654      26,587        11,265        18,355
Non-interest expense....      16,593      20,453      26,655        11,286        17,930
                          ----------  ----------  ----------    ----------    ----------
Income before income
 taxes..................       5,134       6,392       5,848         2,492         5,899
Income taxes............       2,014       2,469       2,278           991         2,275
                          ----------  ----------  ----------    ----------    ----------
Net income..............  $    3,120  $    3,923  $    3,570(2) $    1,501(2) $    3,624
                          ==========  ==========  ==========    ==========    ==========
Net income per common
 and common equivalent
 share(3)...............  $      .69  $      .83  $      .68    $      .31    $      .53
Weighted average common
 and common equivalent
 shares outstanding.....   4,529,593   4,707,221   5,077,040     4,707,221     6,776,895
Cash dividends paid by
 pooled company prior to
 merger.................  $      --   $      --   $      201    $       66    $      --
BALANCE SHEET DATA
Total assets............  $  113,597  $  186,313  $  274,559    $  216,930    $  502,563
Total loans (excluding
 allowance for loan and
 valuation losses)......      90,068     147,608     213,400       150,561       395,126
Allowance for loan and
 valuation losses.......         728         943       1,039         1,058         1,339
Nonperforming loans(4)..       3,314       5,538       3,903         4,092         3,376
Mortgage servicing
 rights.................       6,183      13,817      23,680        10,587        30,811
Foreclosed real es-
 tate(4)................         543         835         788         1,093         1,418
Deposits................      41,910      48,877      90,179        73,509       202,598(10)
Custodial escrow bal-
 ances..................      24,687      27,011      37,881        26,689        80,924
FHLB borrowings.........      14,600      19,000      51,250        36,400        70,600
Borrowed money..........      18,438      65,093      42,431        52,089        87,451
Total shareholders' eq-
 uity...................       6,662      10,686      32,270        12,157        35,894
OPERATING RATIOS AND
 OTHER SELECTED DATA
Return on average as-
 sets(5)(11)............        3.13%       2.59%       1.69%         1.48%         1.88%
Return on average equi-
 ty(5)(11)..............       57.06       47.62       24.30         26.53         21.41
Average equity to aver-
 age assets(5)..........        5.49        5.44        6.97          5.57          8.76
Net interest mar-
 gin(5)(6)(11)..........        4.64        2.84        3.45          3.10          3.78
Operating efficiency ra-
 tio(7).................       76.37       76.19       82.01         81.91         75.24
Total amount of loans
 purchased..............  $   80,048  $   91,774  $  159,015    $   65,262    $  208,483
Balance of owned servic-
 ing portfolio (end of
 period)................  $1,041,785  $1,596,385  $2,505,036    $1,362,444    $2,980,579
Trust assets under ad-
 ministration (end of
 period)................  $  750,186  $  952,528  $1,162,231    $1,070,678    $1,305,874

                                                             AS OF AND FOR THE
                                   AS OF AND FOR THE            SIX MONTHS
                                YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                               ----------------------------  ------------------
                                 1994      1995      1996      1996      1997
                               --------  --------  --------  --------  --------
Wholesale loan origination
 volume......................  $183,130  $388,937  $583,279  $373,024  $192,698
Ratio of earnings to fixed
 charges:(8)
 Including interest on depos-
  its........................      2.58x     1.86x     1.54x     1.45x     1.78x
 Excluding interest on depos-
  its........................      3.91x     2.22x     1.84x     1.64x     2.61x
 Excluding interest on depos-
  its and FHLB borrowing.....      4.31x     2.55x     2.18x     1.85x     3.01x
 Excluding interest on depos-
  its, FHLB borrowing and
  warehouse debt.............      7.87x     4.24x     3.58x     3.05x     4.47x
LOAN PERFORMANCE RATIOS
Nonperforming loans/total
 loans(4)....................      3.68%     3.75%     1.83%     2.72%     0.85%
Nonperforming assets/total
 assets(4)...................      3.40      3.42      1.89      2.39      0.99
Net loan charge offs/average
 loans(5)(11)................      0.03      0.15      0.03      0.02      0.00
Allowance for loan and valua-
 tion losses/total loans(9)..      0.81      0.64      0.49      0.70      0.34
Allowance for loan and valua-
 tion losses/nonperforming
 loans(9)....................     21.97     17.03     26.62     25.86     39.66

--------
 (1) On January 1, 1995, the Company adopted FAS 122. Since FAS 122 prohibits retroactive application, the historical accounting results for 1995, 1996, and 1997 are not directly comparable to the results for prior periods.
 (2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Results of Operations for the Six Months Ended June 30, 1997 and 1996--Loan Origination" for a discussion of the impact on net income of a secondary marketing loss incurred in March 1996.
 (3) Net income per common and common equivalent share is based on the weighted average number of common shares outstanding during each period and the dilutive effect, if any, of stock options and warrants outstanding. There are no other dilutive securities.
 (4) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management--Nonperforming Assets" for a discussion of the impact of certain bulk purchases of mortgage loan portfolios on the level of nonperforming loans and foreclosed real estate, and the effect of repurchasing sub-prime automobile loans.
 (5) Calculations are based on average daily balances where available and monthly averages otherwise.
 (6) Net interest margin has been calculated by dividing net interest income before loan and valuation loss provision by average interest-earning assets.
 (7) The operating efficiency ratio has been calculated by dividing non-interest expense by operating income (net interest income plus non-interest income).
 (8) For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes and fixed charges. Fixed charges represent interest expense and the estimated interest component of net rental payments.
 (9) The allowance for loan and valuation losses does not include a $600,000 and $895,000 liability reserve account at December 31, 1996 and June 30, 1997, respectively, to cover potential losses associated with certain sub-prime automobile loans repurchased by Matrix Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Asset and Liability Management--Nonperforming Assets."
(10) Deposits increased by the transfer to Matrix Bank of $80.0 million of deposits held in trust from a third party institution following the acquisition of Vintage.
(11) Ratios for the six months ended June 30, 1996 and 1997 have been calculated on an annualized basis.

                                 RISK FACTORS

  An investment in the Notes involves a high degree of risk. Prospective investors should carefully consider the following factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the Notes offered hereby.

RANKING OF NOTES

  The Notes will be general unsecured obligations of Matrix Capital and will rank pari passu in right of payment with all current and future Senior Indebtedness of Matrix Capital. However, the Notes will be effectively subordinated to all existing and future secured Indebtedness of Matrix Capital and the Subsidiaries, including the Permitted Secured Indebtedness, and interests (including Indebtedness) of Securitization Trusts, which rank senior in right of payment to Matrix Capital's right to receive excess cash flow of such trusts. The Notes will represent the only borrowings of the Company outstanding at the parent level at the completion of the offering, except for the Permitted Secured Indebtedness, an aggregate of $8.8 million of which is expected to be outstanding upon consummation of the offering, and an aggregate of $2.9 million in Senior Subordinated Notes issued by Matrix Capital in August 1995 (the "Senior Subordinated Notes"). The Indenture generally permits the Company and its Subsidiaries to incur additional indebtedness as long as the Company maintains a Consolidated Leverage Ratio (as defined in "Description of the Notes--Certain Definitions") of at least 2.0 to 1.0. See "Description of the Notes--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

  Because Matrix Capital is a holding company, the right of Matrix Capital to participate in any distribution of assets of any Subsidiary upon such Subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Notes to benefit indirectly from such distribution) is subject to the prior claims of creditors of that Subsidiary (including depositors in the case of Matrix Bank), except to the extent that Matrix Capital may itself be recognized as a creditor of that Subsidiary. As of June 30, 1997, the Subsidiaries had approximately $28.2 million of long-term indebtedness (excluding guarantees of Matrix Capital's Indebtedness). Accordingly, the Notes will be effectively subordinated to all existing and future liabilities of the Subsidiaries, and holders of Notes should look only to the assets of Matrix Capital for payments on the Notes.

DEPENDENCE ON DIVIDENDS AND INTEREST PAYMENTS FROM THE SUBSIDIARIES

  As a holding company without significant assets other than its equity interest in the Subsidiaries, Matrix Capital's ability to pay interest on the Notes depends primarily upon the cash dividends Matrix Capital receives from the Subsidiaries. Dividend payments from the Subsidiaries are subject to regulatory and/or other limitations imposed by the various regulatory agencies with authority over the respective Subsidiaries and by the various lenders to the respective Subsidiaries and Matrix Capital. Payment of dividends is also subject to regulatory restrictions if such dividends would impair the capital of the Subsidiaries. Payment of dividends by the Subsidiaries is also subject to the Subsidiaries' profitability, financial condition and capital expenditures, and other cash flow requirements. No assurance can be given that the Subsidiaries will be able to pay dividends at past levels, or at all, in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Supervision and Regulation."

RESTRICTIONS IMPOSED BY THE TERMS OF THE COMPANY'S INDEBTEDNESS

  The Revolving Lines of Credit (as defined in "Use of Proceeds"), the Indenture and the terms of the Senior Subordinated Notes issued by Matrix Capital in August 1995 contain covenants limiting, among other things, the nature and amount of additional indebtedness that the Company may incur. These covenants could limit the Company's ability to withstand competitive pressures or adverse economic conditions, make acquisitions or take advantage of business opportunities that may arise. Failure to comply with these covenants could, as provided in the Revolving Lines of Credit, permit the lenders under the Revolving Lines of Credit or the Permitted Secured Indebtedness, as the case may be, to accelerate payment of the amounts borrowed under the facilities, or, in the case of the Permitted Secured Indebtedness, to foreclose upon the collateral securing the Permitted Secured Indebtedness. Because, however, the Notes are senior in right of payment to the Senior Subordinated Notes, upon the maturity of any payments relating to the Notes, whether by lapse of time, acceleration or otherwise, unless and until all principal, premium, interest or other amounts due under the terms of the Notes are paid in full, no amounts may be paid in respect of the Senior Subordinated Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of the Notes--General."

POTENTIAL FOR ADDITIONAL SENIOR INDEBTEDNESS

  Under the Indenture and the terms of the Senior Subordinated Notes and the Permitted Secured Indebtedness, the Company will be permitted to incur substantial Senior Indebtedness. Based on the Company's consolidated shareholders' equity as of June 30, 1997, the Company would be permitted to borrow approximately $72.0 million in Senior Indebtedness. The interest expense associated with the Notes and the potential interest expense associated with the maximum permitted Senior Indebtedness could substantially increase the Company's fixed charge obligations and could potentially limit the Company's ability to meet its obligations under the Notes. In addition to Senior Indebtedness, Matrix Capital and its Subsidiaries may incur Indebtedness and encumber assets for a variety of uses in the ordinary course of business without limit. See "Description of the Notes."

LIMITED COVENANTS IN THE INDENTURE

  The Indenture contains financial and operating covenants including, among others, limitations on the Company's ability to pay dividends, to incur additional indebtedness and to engage in certain transactions, including consolidations, mergers or transfers of all or substantially all of its assets. The covenants in the Indenture are limited and are not designed to protect holders of the Notes in the event of a material adverse change in the Company's financial condition or results of operations. See "Description of the Notes."

LIMITED OPERATING HISTORY OF THE COMPANY

  The Company was formed in 1993 to combine the operations of Matrix Financial and United Financial, which were formed in 1990 and 1989, respectively. The Company purchased Matrix Bank in 1993, formed USS as a start-up operation in 1995, formed UCM in 1996 and completed the acquisition of Vintage in 1997. This series of combinations, purchases and formations has involved the integration of the operations of companies that previously operated independently or, in the case of USS and UCM, not at all. Consequently, the Company has a limited operating history under its existing corporate structure upon which investors may base an evaluation of its performance. There can be no assurance that the Company will not encounter significant difficulties in integrating operations acquired or commenced in the future, including the recently acquired self-directed (non-discretionary) trust services and broker-dealer operations provided by Vintage and its subsidiaries, Sterling Trust and First Matrix.

POTENTIAL ADVERSE IMPACT OF FLUCTUATING INTEREST RATES

  RESIDENTIAL MORTGAGE LOAN SERVICING RIGHTS. The Company's ownership of residential mortgage loan servicing rights carries interest rate risk because the total amount of servicing fees earned, as well as the amortization of the investment in the servicing rights, fluctuates based on loan prepayments (affecting the expected average life of a portfolio of residential mortgage servicing rights). The rate of prepayment of mortgage loans may be influenced by changing national and regional economic trends, such as recessions or depressed real estate markets, as well as the difference between interest rates on existing mortgage loans relative to prevailing mortgage rates. During periods of declining interest rates, many borrowers refinance their mortgage loans. Accordingly, prepayments of mortgage loans increase and the loan administration fee income related to the mortgage loan servicing rights corresponding to a mortgage loan ceases as underlying loans are prepaid. Consequently, the market value of portfolios of mortgage loan servicing rights tends to decrease during periods of declining interest rates, since greater prepayments can be expected. The income derived from and the market value of the Company's servicing portfolio, therefore, may be adversely affected during periods of declining interest rates. See "--Risks Associated with General Economic Conditions" and "Business--Residential Mortgage--Loan Origination."

  ASSET AND LIABILITY MANAGEMENT. The Company's earnings depend in part upon the level of its net interest income. Net interest income is the difference between the interest income received from interest-earning assets and the interest expense incurred in connection with interest-bearing liabilities. Accordingly, the Company is vulnerable to an increase in interest rates to the extent that its interest-earning assets, such as mortgage loans, have longer effective maturities than, or do not adjust as quickly as, its interest-bearing liabilities. In a rising interest rate environment, interest rates paid to depositors and on borrowings of the Company may rise more quickly than rates earned on the Company's loan portfolio. Under such circumstances, material and prolonged increases in interest rates generally would materially and adversely affect net interest income and the value of interest-earning assets, while material and prolonged decreases in interest rates generally would have a favorable effect on net interest income and the value of interest-earning assets. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on mortgage loans held prior to sale and the interest paid by the Company for funds advanced under the Company's warehouse lines of credit to purchase such mortgage loans. The process of balancing the maturities of the Company's assets and liabilities necessarily involves estimates as to how changes in the general level of interest rates will impact the yields earned on assets and the rates paid on liabilities. These estimates may prove to be inaccurate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  PIPELINE LOANS. Secondary marketing losses on sales of originated mortgage loans may result from changes in interest rates from the time the interest rate on the customer's mortgage loan application is established to the time the Company sells the loan. Such a change in interest rates could result in a loss upon the sale of such loans. In order to hedge this risk and to minimize the effect of interest rate changes on the sale of originated loans, the Company commits to sell mortgage loans to investors for delivery at a future time for a stated price. At any given time, the Company's policy is to sell substantially all of its mortgage loans that are closed and a percentage of the mortgage loans that are not yet closed but for which the interest rate has been established ("pipeline loans").

  To manage the interest rate risk of the Company's pipeline loans, the Company continuously projects the percentage of the pipeline loans it expects to close and, on the basis of such projections, enters into forward commitments to sell such loans. If an unanticipated change in interest rates occurs, the actual percentage of mortgage loans that close may differ from the projected percentage. The resulting mismatch of commitments to originate loans and commitments to sell loans may have an adverse effect on the results of operations of the Company. A sudden increase in interest rates can cause a higher percentage of mortgage loans to close than projected. To the degree this may not have been anticipated, the Company may not have made commitments to sell these additional loans and consequently may incur significant losses upon their sale, adversely affecting results of operations. On the other hand, if a lower percentage of mortgage loans close than was projected, due to a sudden decrease in interest rates or otherwise, the Company may have committed to sell more loans than actually close and as a result may incur significant losses in fulfilling these commitments, adversely affecting results of operations. This risk is greatest during times of high interest rate volatility.

  In March 1996, a dramatic and sudden increase in interest rates, coupled with a failure on the part of a former officer of Matrix Financial to adhere to the hedging policies established by Matrix Financial's board of directors, resulted in $1.9 million secondary marketing loss. These established policies set benchmarks for Matrix Financial's forward commitments to deliver loans or mortgage backed securities which are to be maintained against the pipeline of loan commitments made to borrowers. In addition, these policies stipulate that all closed loans are to be fully hedged with forward commitments. Neither policy was adhered to, which resulted in a $1.9 million loss when interest rates increased dramatically in March 1996, thereby causing the funded loans and pipeline commitments to decline in market value. Had these policies been followed, the Company would still have recognized a loss, albeit significantly smaller, since it is difficult for the Company to be completely hedged when interest rates rapidly and significantly change. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Results of Operations for the Six Months Ended June 30, 1997 and 1996--Loan Origination."

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

  The Company's financial results are subject to significant quarterly fluctuations as a result of, among other things, the variance in the number and magnitude of purchases and sales of mortgage loans and/or mortgage servicing rights consummated by the Company from time to time. In addition, a portion of the Company's revenues are derived from brokerage fees, the timing and receipt of which are unpredictable. Accordingly, the Company's results of operations for any particular quarter are not necessarily indicative of the results that may be achieved for any succeeding quarter or for the full fiscal year.

DIVERSIFICATION IN BUSINESS LINES; MANAGEMENT OF GROWTH

  As part of the Company's business strategy, the Company has in the past diversified, and may in the future diversify, its lines of business into areas that are not now part of its core business. As a result, the Company must manage the development of new business lines in which the Company has not previously participated. Although the Company's strategy is to acquire on-going businesses and to retain senior management of the entities that the Company acquires, such as Vintage, each new business line, including start-up operations like USS and UCM, requires the investment of additional capital and the significant involvement of senior management of the Company to acquire or develop a new line of business and integrate it with the Company's operations. There can be no assurance that the Company will successfully achieve these objectives.

  In addition to entering into new lines of business, the Company's business strategy also envisions the expansion of its existing lines of business, particularly in the area of servicing mortgage loans. The Company believes that it currently has in place the infrastructure necessary to undertake this expansion, including management information systems, senior management and other personnel. However, there can be no assurance that any rapid expansion, similar to that encountered by the Company over the past several years, would not unduly burden the Company's infrastructure or that senior management of the Company could successfully oversee such expansion. See "Business-- Residential Loan Servicing Activities--Residential Mortgage Loan Servicing."

RISKS ASSOCIATED WITH GENERAL ECONOMIC CONDITIONS

  Residential mortgage loans comprised approximately 99.6% of the loans serviced (including loans subserviced for non-affiliates) by the Company and approximately 90.5% of the loans held by the Company at June 30, 1997. General economic conditions, whether regional or industry-related or due to a recession throughout the United States, affect consumers' decisions to buy or sell residences as well as the number of residential mortgage loan delinquencies and foreclosures, the value of collateral supporting loan portfolios, administrative costs in evaluating and processing mortgage loan applications, and the costs and availability of funds that mortgage banking companies rely upon in order to make or purchase loans. Changes in the level of consumer confidence, real estate values, prevailing interest rates, and investment returns expected by the financial community could make mortgage loans of the types purchased, serviced, and sold by the Company less attractive to borrowers or investors.

DEPENDENCE UPON MORTGAGE SERVICING RIGHTS

  The Company has relied and expects to continue to rely on the purchase and sale of mortgage servicing rights for a significant portion of its revenues. There is no established exchange or trading market for mortgage servicing rights and no assurance can be given that an active trading market will develop in the future. The Company believes that it has been able to benefit from opportunities resulting from inefficiencies in the existing market for mortgage servicing rights; however, no assurance can be given that such inefficiencies will continue in the future, and even if continued, that the Company will be able to benefit from such inefficiencies to the extent it has in the past, or that if an active trading market for mortgage servicing rights develops in the future, the Company will be able to benefit from such developments. See "Business--Residential Loan Servicing Activities-- Acquisition of Servicing Rights." The supply of and demand for mortgage servicing rights are affected by a number of factors beyond the Company's control, including, among others, interest rates, regional and national economic conditions, other factors affecting the housing industry, regulations affecting the financial services industry and accounting rules and interpretations related to the accounting treatment of mortgage servicing rights. Some or all of these factors may adversely affect the Company's ability to originate, purchase, and sell mortgage servicing rights profitably in the future. See "Business--Residential Loan Servicing Activities."

CONCENTRATION OF LOANS AND SERVICING RIGHTS

  The Company's portfolio of residential mortgage loans and mortgage servicing rights are concentrated in certain geographic areas. The geographic areas in which concentrations exist varies from time to time. Consequently, the Company's results of operations and financial condition are dependent upon general trends in the markets in which concentrations exist and, more specifically, their respective residential real estate markets. A decline in a market in which the Company has a concentration may adversely affect the values of properties securing the Company's loans, such that the principal balances of such loans, together with any primary financing on the mortgaged properties, may equal or exceed the value of the mortgaged properties, making the Company's ability to recover losses in the event of a borrower's default extremely unlikely. In addition, uninsured disasters such as earthquakes and mudslides may adversely impact borrowers' ability to repay loans made by the Company and the value of collateral underlying such loans, which could have a material adverse effect on the Company's results of operations and financial condition. See "--Risks Associated with General Economic Conditions."

DELINQUENCY, FORECLOSURE AND CREDIT RISKS

  MORTGAGE LOAN PORTFOLIO. The Company's loan portfolios include loans that were originated by numerous lenders throughout the United States under various loan programs and underwriting standards. Many of the loan portfolios include loans that have had payment delinquencies in the past or, to a lesser extent, are delinquent at the time of the purchase. As a part of the Company's business strategy, portfolios of mortgage loans with varying degrees of current and past delinquencies are purchased at discounts. Although the Company performs extensive due diligence procedures at the time loans are purchased, there remains the risk of continuing or recurrent delinquency. The Company assumes substantially all risk of loss associated with its loan portfolio in the case of foreclosure. This risk includes the cost of the foreclosure, the loss of interest, and the potential loss of principal to the extent that the value of the underlying collateral is not sufficient to cover the Company's investment in the loan. See "Business--Purchase and Sale of Bulk Loan Portfolios."

  SERVICING PORTFOLIO. The Company also is affected by mortgage loan delinquencies and defaults on mortgage loans that it services. Under many types of mortgage servicing contracts, even when mortgage loan payments are delinquent, the servicer must forward all or part of the scheduled payments to the owner of the mortgage loan. Also, to protect their liens on mortgaged properties, owners of mortgage loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even though sufficient escrow funds may not be available. Typically, the servicer will ultimately be reimbursed by the mortgage loan owner or from foreclosure proceeds for payments advanced that the servicer is unable to recover from the borrower. However, in the interim, the servicer must absorb the cost of funds advanced during the time such advance is outstanding. Further, the servicer must bear the increased costs of attempting to collect on delinquent and defaulted mortgage loans. Although these increased costs are somewhat reduced through the receipt of late fees and the reimbursement of certain direct expenses out of foreclosure proceeds, the Company believes that increased delinquencies and defaults generally increase the costs of the servicing function. In addition, the Company is required to forego servicing income from the time and as long as the loan is delinquent. See "Business--Residential Loan Servicing Activities--Residential Mortgage Loan Servicing."

POSSIBLE INADEQUACY OF ALLOWANCE FOR LOAN LOSSES

  The Company's allowance for loan losses is maintained at a level considered adequate by management to absorb anticipated losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond the Company's control, and such losses may exceed current estimates. Although management believes that the Company's allowance for loan losses is adequate to absorb any losses on existing loans that may become uncollectible, there can be no assurance that the allowance will prove sufficient to cover actual loan losses on existing loans in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management--Analysis of Allowance for Loan Losses."

LEGAL PROCEEDINGS

  In the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of contract and fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of the Company, incomplete documentation and failures by the Company to comply with various laws, and regulations applicable to its business, including federal and state banking and consumer lending laws. Although management does not believe that any liability for current outstanding litigation would exceed amounts accrued therefore, there can be no assurance that any liability with respect to current legal actions, or ones that might be instituted in the future, would not be material to the Company's consolidated results of operations, financial condition, or cash flows. See "--Liabilities Under Representations and Warranties," "Business--Legal Proceedings," and "Supervision and Regulation."

LIABILITIES UNDER REPRESENTATIONS AND WARRANTIES

  In the ordinary course of business, the Company makes representations and warranties to the purchasers and insurers of mortgage and other loans and the purchasers of mortgage servicing rights regarding compliance with laws, regulations, and program standards, as well as representations and warranties regarding the accuracy of certain information. To a lesser extent, the Company contractually provides recourse relating to the performance of the loans that it sells. Under certain circumstances, the Company may become liable for damages or may be required to repurchase a loan if there has been a breach of these representations or warranties or in a case where contractual recourse is permitted. The Company generally receives similar representations and warranties from the originators and sellers from whom it purchases mortgage and other loans and servicing rights. However, in the event of breaches of such representations and warranties, the Company is subject to the risk that an originator may not have the financial capacity to repurchase loans when called upon to do so by the Company, or otherwise respond to demands made by the Company. During 1996 and the six months of 1997, the Company realized losses of $150,000 and $259,000, respectively, which were reserved for in prior periods. These losses relate to repurchases resulting from a particular servicing portfolio purchased by the Company. The Company believes it has recourse against the seller of the mortgage servicing rights, but does not expect to make any significant recovery due to the current financial condition of the seller. The Company as of June 30, 1997 also has an accrued liability of $71,000 for additional losses relating to this servicing portfolio. Matrix Bank had, as of June 30, 1997, repurchased approximately $4.0 million of automobile installment loans and repossessed automobiles that Sterling Finance sold to outside investors, including approximately $1.5 million of automobile installment loans plus $108,000 of accrued interest pursuant to the settlement with a certain purchaser completed in the second quarter of 1997. The Company recorded total provisions for losses on recourse sales of approximately $1.9 million for the repurchased automobile installment loans and repossessed automobiles. See "Supervision and Regulation--Federal Savings Bank Operations--Regulation of Sub-Prime Automobile Lending." The Company does not anticipate any future material losses in connection with these two portfolios or as a result of additional repurchases due to breaches of representations and warranties; however; there can be no assurance that the Company will not experience such losses. See "Business--Residential Loan Servicing Activities-- Servicing Sales."

IMPACT OF REGULATION

  GENERAL. The operations of the Company are subject to extensive regulation by federal and state governmental authorities and are subject to various laws and regulations and judicial and administrative decisions that, among other things, establish licensing requirements, regulate credit extension, establish maximum interest rates and insurance coverages, require specific disclosures to customers, prohibit discrimination in mortgage lending activities, govern secured transactions, establish collection, repossession and claims handling procedures and other trade practices and, in certain states, require payment of interest on servicing-related custodial escrow deposits. In particular, Matrix Bank is subject to extensive regulation, examination, and supervision by the Office of Thrift Supervision (the "OTS"), as its chartering agency, and the FDIC, as insurer of deposits held at Matrix Bank. Matrix Bank is a member of the Federal Home Loan Bank (the "FHLB") system and its deposits are insured by the FDIC up to the applicable limits of the Savings Association Insurance Fund (the "SAIF"). In addition, in certain instances, the ability of Matrix Financial and Matrix Bank to pay dividends to Matrix Capital could be restricted due to regulatory requirements. Sterling Trust is regulated by the Texas Department of Banking as a Texas chartered trust company. Under applicable law, a Texas trust company, such as Sterling Trust, is subject to virtually all provisions of the Texas Banking Act of 1995 (the "TBA") as if the trust company were a state chartered bank. There can be no assurance that more restrictive laws, rules, or regulations will not be adopted in the future, or that existing or proposed laws will not be changed to the detriment of the Company. Any change in such laws and regulations, or the adoption of more restrictive laws and regulations, whether by the OTS, the FDIC, the Texas Department of Banking, the Congress of the United States, or the Texas legislature could have a material adverse effect on the Company and its financial condition or results of operations. See "--Dependence on Dividends and Interest Payments from the Subsidiaries" and "Supervision and Regulation."

  PROPOSED LEGISLATION. Matrix Capital is not currently subject to regulation by the Federal Reserve. The Congress of the United States adopted a bill that did not become law, but that would have required federal savings banks to convert to national banks. In the event of such a conversion, subject to limited grandfathering, thrift holding companies, such as Matrix Capital, would have become regulated by the Federal Reserve. The Federal Reserve requires bank holding companies to maintain a leverage ratio of 5.0% with the aggregate amount of purchased mortgage servicing rights not to exceed 50.0% of Tier 1 capital (the numerator of the leverage ratio). Had Matrix Capital been subject to the Federal Reserve's capital regulations as of June 30, 1997, its consolidated leverage ratio would have been approximately 4.7% (assuming no other adjustments).

  FEDERAL PROGRAMS. The Company's ability to sell mortgage loans is largely dependent upon the continuation of programs administered by the Federal National Mortgage Association ("FNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC"), and the Government National Mortgage Association ("GNMA"), which facilitate the sale of mortgage loans and the pooling of such loans into mortgage-backed securities, as well as the Company's continued eligibility to participate in such programs. The discontinuation of, or a significant reduction in, the operation of such programs would have an adverse effect on the Company's operations. The Company expects that it will continue to remain eligible to participate in such programs, but any significant impairment of such eligibility would adversely affect its operations because seller/servicer status is vital to its servicing business. In addition, the products offered under such programs may be changed from time to time. The profitability of specific products may vary depending on a number of factors, including the administrative costs to the Company of originating or acquiring such products. See "Business--Residential Mortgage Loan Origination--Sale of Loan Originations" and "Supervision and Regulation."

POTENTIAL LIMITATIONS ON AVAILABILITY OF FUNDING SOURCES

  Funding for the Company's mortgage banking activities, including the acquisition of mortgage servicing rights and the acquisition and origination of mortgage loans, is provided primarily through lines of credit and sale/repurchase facilities from various financial institutions and from FHLB borrowings. The Company's business plan entails, and the profitable use of the proceeds of the offering depends, in part, on the Company's ability to maintain existing credit facilities and negotiate additional credit facilities for the acquisition of mortgage servicing rights and other purposes. There can be no assurance that existing credit facilities will be renewed, or if renewed, that the terms will be favorable to the Company. Furthermore, there can be no assurance that additional credit lines will be available, or if available, that the terms will be favorable to the Company.

Unavailability of funding on terms favorable to the Company, or at all, would have an adverse effect on the Company's business and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

COMPETITION

  The industries in which the Company competes are highly competitive. The Company competes with other mortgage banking companies, servicing brokers, commercial banks, savings associations, credit unions, other financial institutions, trust companies, broker/dealers, and various other lenders. A number of these competitors have substantially greater financial resources, greater operating efficiencies, and longer operating histories than the Company. Customers distinguish between product and service providers in the industries in which the Company operates for various reasons, including convenience in obtaining the product or service, overall customer service, marketing and distribution channels, and pricing for the various products and services. Because of its emphasis on mortgage banking activities, competition for the Company is affected particularly by fluctuations in interest rates. During periods of rising rates, competitors of the Company who have locked in lower borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's customers to refinance their loans. During economic slowdowns or recessions, credit-impaired borrowers may have new financial difficulties and may be receptive to offers by the Company's competitors. See "Business--Competition."

RELIANCE ON SYSTEMS AND CONTROLS

  The Company depends heavily upon its systems and controls, many of which are designed specifically for its business. These systems and controls support the evaluation, acquisition, monitoring, collection, and administration of the Company's mortgage loan and servicing portfolios, as well as support the consulting and brokerage functions performed by the Company and the depository, general accounting, trust services, and other management functions of the Company. For example, in order to track information on its mortgage servicing portfolio, the Company utilizes a data processing system provided by Alltel Information Services Inc. ("Alltel"), formerly known as Computer Power Incorporated, or CPI. There can be no assurance that Alltel or the Company's other providers can continue to provide the systems and controls on which the Company relies, or that the Company's systems and controls, including those specially designed and built for the Company, are adequate or will continue to be adequate to support the Company's growth. A failure of the automated systems, including a failure of data integrity or accuracy, could have a material adverse effect upon the Company's business and financial condition.

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent upon the continued services of Guy A. Gibson, Richard V. Schmitz, D. Mark Spencer, and the Company's other executive officers. While the Company believes that it could find replacements for its executive officers, the loss of their services could have an adverse effect on the Company's financial condition or results of operations. None of the Company's executive officers named above have entered into employment agreements with the Company, but each has a significant equity interest in the Company. The Company does not maintain key-man life insurance on any of its executive officers. See "Management--Employment Agreements" and "Principal Shareholders."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

  There is no existing market for the Notes and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the Notes to sell their Notes or the price at which such holders would be able to sell their Notes. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price thereof depending upon many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. The Underwriters have advised the Company that they currently intend to make a market in the Notes; however, they are not obligated to do so and any market making may be discontinued at any time without notice. The Company does not intend to apply for listing of the Notes on any securities exchange or to seek the inclusion thereof on The Nasdaq Stock Market.

FORWARD-LOOKING STATEMENTS

  Certain statements contained in this Prospectus, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," and words of similar import, constitute "forward-looking statements" within the meaning of the Reform Act. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the factors referenced in this Prospectus, including, without limitation, under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Supervision and Regulation." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

  Matrix Capital intends to use the net proceeds of approximately $18.9 million from the sale of the Notes to reduce the balances outstanding on certain of the Company's revolving line of credit facilities and term loan facilities (the "Revolving Credit Facilities") (an aggregate of approximately $77.9 million was outstanding as of June 30, 1997 and approximately $68.5 million is expected to be outstanding upon the consummation of the offering), which amounts will then become available to the Company under the Revolving Credit Facilities. Subject to certain collateral limitations, the Company intends to use future borrowings under the Revolving Credit Facilities to purchase portfolios of mortgage loan servicing rights as opportunities become available and to inject capital into Matrix Bank; however, such use may change if the Company is presented with an opportunity for a strategic acquisition in a complementary financial services-related area or for the purchase of a financial institution or a branch by Matrix Bank. The Company has had preliminary discussions for the purchase of a certain financial services company, although the Company has no agreements or understandings related to any such acquisitions of financial institutions, branches, deposits, or other financial services-related companies.

  The Revolving Credit Facilities are secured by the stock of Matrix Bank, mortgage loans, mortgage servicing rights, eligible servicing advance receivables, and/or eligible delinquent mortgage loans held by the Company. The Revolving Credit Facilities bear interest rates (i) in the case of the bank stock loan, at prime (at June 30, 1997 the prime rate was 8.5%) or (ii) in the case of the Subsidiaries' revolving credit facilities, at 0.85% to 2.00% over the federal funds rate (at June 30, 1997 the federal funds rate was 5.56%) or, in the case of a $5.0 million revolving credit facility, at the interest rate on the underlying mortgage note pledged as collateral. Advances under the Revolving Credit Facilities were incurred primarily during the last year to inject capital into Matrix Bank, to originate residential mortgage loans on a wholesale basis, to fund acquisitions of mortgage servicing rights, and to fund servicing advances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratios of earnings to fixed charges of the Company on a consolidated basis for the respective periods indicated.

                                                                  SIX MONTHS
                                                                     ENDED
                                    YEAR ENDED DECEMBER 31,        JUNE 30,
                                    ----------------------------  ------------
                                    1992  1993  1994  1995  1996  1996   1997
                                    ----  ----  ----  ----  ----  -----  -----
Ratios of earnings to fixed
 charges:
  Including interest on deposits... 1.13x 3.28x 2.58x 1.86x 1.54x  1.45x  1.78x
  Excluding interest on deposits... 1.13x 4.77x 3.91x 2.22x 1.84x  1.64x  2.61x
  Excluding interest on deposits
   and FHLB borrowing.............. 1.13x 4.82x 4.31x 2.55x 2.18x  1.85x  3.01x
  Excluding interest on deposits,
   FHLB borrowing and warehouse
   debt............................ 1.14x 6.91x 7.87x 4.24x 3.58x  3.05x  4.47x

  For purposes of computing the ratios of earnings to fixed charges, earnings represent income before income taxes and fixed charges. Fixed charges represent interest and the estimated interest component of net rental payments.

                                CAPITALIZATION

  The following table sets forth as of June 30, 1997 (i) the capitalization of the Company and (ii) the capitalization of the Company as adjusted to give effect to the sale of the Notes and application of the estimated net proceeds to the Company therefrom as described under "Use of Proceeds." This information is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements of the Company and Notes thereto appearing elsewhere in this Prospectus.

                                                              JUNE 30, 1997
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN THOUSANDS)
LIABILITIES
Deposits.................................................. $202,598  $202,598
Custodial escrow balances.................................   80,924    80,924
FHLB borrowings...........................................   70,600    70,600
Borrowed money (1)........................................   87,451    88,451
                                                           --------  --------
  Total...................................................  441,573   442,573
SHAREHOLDERS' EQUITY
Preferred Stock, $0.0001 par value; 5,000,000 shares
 authorized; no shares outstanding; no shares outstanding
 as adjusted..............................................      --        --
Common Stock, $0.0001 par value; 50,000,000 shares
 authorized; 6,681,031 shares outstanding.................        1         1
Additional paid-in capital................................   21,983    21,983
Retained earnings.........................................   13,910    13,910
                                                           --------  --------
  Total shareholders' equity..............................   35,894    35,894
                                                           --------  --------
  Total capitalization.................................... $477,467  $478,467
                                                           ========  ========

--------
(1) Includes indebtedness outstanding under the Revolving Credit Facilities, an aggregate of $68.5 million of which is expected to be outstanding upon the consummation of the offering.
(2) Excludes an aggregate of (i) 525,000 shares of Common Stock reserved for issuance under the 1996 Amended and Restated Stock Option Plan (the "1996 Stock Option Plan"), of which 309,050 shares were subject to outstanding options at June 30, 1997, (ii) 125,000 shares of Common Stock reserved for issuance under the Employee Stock Purchase Plan of Matrix Capital (the "Purchase Plan"), and (iii) 75,000 shares of Common Stock issuable to the Underwriters upon exercise of warrants issued to such firms upon consummation of the initial public offering of the Company in October 1996.

                           REGULATORY CAPITAL RATIOS

  The following sets forth the consolidated regulatory capital ratios of Matrix Bank at June 30, 1997.

                                                               AS OF
                                                           JUNE 30, 1997
                                                      ------------------------
                                                         CORE      RISK-BASED
                                                        CAPITAL      CAPITAL
                                                      -----------  -----------
                                                      (DOLLARS IN THOUSANDS)
Shareholder's equity/GAAP capital.................... $    20,768  $    20,768
Additional items:
  General valuation allowances.......................         --         1,339
                                                      -----------  -----------
Regulatory capital as reported to the OTS............      20,768       22,107
Minimum capital requirement as reported to the OTS...      11,559       17,181
                                                      -----------  -----------
Regulatory capital--excess........................... $     9,209  $     4,926
                                                      ===========  ===========
Capital ratios.......................................        5.39%       10.29%
Well-capitalized requirement.........................        5.00%       10.00%

           SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table sets forth historical selected financial and other information of the Company as of the dates and for the periods indicated. In February 1997, the Company completed the acquisition of Vintage in a transaction accounted for as a pooling of interests. As a result of the pooling, the historical financial and other information of the Company has been restated to include the financial and other information of Vintage. The balance sheet data as of December 31, 1995 and 1996 and the operating data for the years ended December 31, 1994, 1995 and 1996 have been derived from, and are qualified by reference to, the Consolidated Financial Statements and Notes thereto, which have been audited by Ernst & Young LLP, independent auditors, as indicated in their report included elsewhere herein. The balance sheet and operating data as of June 30, 1996 and 1997 and for the six month periods then ended and the balance sheet data as of December 31, 1994 and the balance sheet and operating data as of and for the years ended and the balance sheet data as of December 31, 1992 and 1993, have been derived from unaudited consolidated financial statements of the Company. The financial data as of December 31, 1992 and for the year then ended reflects the combined operations of United Financial, Matrix Financial and Vintage. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position as of such dates and the results of operations and cash flows for such periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The selected financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                       AS OF AND FOR THE
                                            AS OF AND FOR THE                             SIX MONTHS
                                         YEAR ENDED DECEMBER 31,                        ENDED JUNE 30,
                          -------------------------------------------------------    ------------------------
                             1992      1993(1)      1994       1995       1996          1996          1997
                          ----------  ---------- ---------- ---------- ----------    ----------    ----------
OPERATING DATA
Net interest income
 (loss) before provision
 for loan and valuation
 losses.................  $     (551) $      944 $    4,004 $    3,592 $    6,059    $    2,665    $    5,771
Provision for loan and
 valuation losses.......         --           15        216        401        143           152           297
                          ----------  ---------- ---------- ---------- ----------    ----------    ----------
Net interest income
 (loss).................        (551)        929      3,788      3,191      5,916         2,513         5,474
Non-interest income:
 Loan administration....       6,025       6,427      6,926      7,749      8,827         4,632         8,264
 Brokerage..............       1,842       2,132      4,017      4,787      4,364         1,947         1,961
 Trust services.........       1,388       1,685      2,488      2,869      3,061         1,616         1,768
 Gain on sale of loans
  and mortgage-backed
  securities............         546       2,361      1,590      3,272      3,369           852           964
 Gain on sale of
  mortgage servicing
  rights................         348          38        684      1,164      3,232         1,091         2,352
 Loan origination(2)....         --          221      1,294      2,069      1,561           194         1,509
 Other..................         377         669        940      1,744      2,173           933         1,537
                          ----------  ---------- ---------- ---------- ----------    ----------    ----------
 Total non-interest
  income................      10,526      13,533     17,939     23,654     26,587        11,265        18,355
Non-interest expense....       9,872      12,184     16,593     20,453     26,655        11,286        17,930
                          ----------  ---------- ---------- ---------- ----------    ----------    ----------
Income before income
 taxes..................         103       2,278      5,134      6,392      5,848         2,492         5,899
Income taxes(3).........         --          404      2,014      2,469      2,278           991         2,275
                          ----------  ---------- ---------- ---------- ----------    ----------    ----------
Net income..............  $      103  $    1,874 $    3,120 $    3,923 $    3,570(4) $    1,501(4) $    3,624
                          ==========  ========== ========== ========== ==========    ==========    ==========
Net income per common
 and common equivalent
 share(5)...............                         $      .69 $      .83 $      .68    $      .31    $      .53
Pro forma net
 income(6)..............  $       62  $    1,367
Pro forma net income per
 common and common
 equivalent share(6)....  $      .01  $      .31
Weighted average common
 and common equivalent
 shares outstanding.....   4,222,093   4,375,843  4,529,593  4,707,221  5,077,040     4,707,221     6,776,895
Cash dividends(13)......  $        1  $       92 $      --  $      --  $      201    $       66    $      --

                                                                                        AS OF AND FOR THE
                                             AS OF AND FOR THE                             SIX MONTHS
                                          YEAR ENDED DECEMBER 31,                        ENDED JUNE 30,
                            --------------------------------------------------------  ----------------------
                              1992     1993(1)       1994        1995        1996        1996        1997
                            --------  ----------  ----------  ----------  ----------  ----------  ----------
BALANCE SHEET DATA
Total assets..............  $ 10,923  $   96,553  $  113,597  $  186,313  $  274,559  $  216,930  $  502,563
Total loans (excluding
 allowance for loan and
 valuation losses)........       497      77,034      90,068     147,608     213,400     150,561     395,126
Allowance for loan and
 valuation losses.........       --          538         728         943       1,039       1,058       1,339
Nonperforming loans(7)....       --          853       3,314       5,538       3,903       4,092       3,376
Mortgage servicing
 rights...................     6,200       1,818       6,183      13,817      23,680      10,587      30,811
Foreclosed real
 estate(7)................        69         726         543         835         788       1,093       1,418
Deposits..................       --       45,517      41,910      48,877      90,179      73,509     202,598(14)
Custodial escrow
 balances.................       --       31,794      24,687      27,011      37,881      26,689      80,924
FHLB borrowings...........       --          --       14,600      19,000      51,250      36,400      70,600
Borrowed money............     5,347       8,791      18,438      65,093      42,431      52,089      87,451
Total shareholders'
 equity...................     1,754       3,534       6,662      10,686      32,270      12,157      35,894
OPERATING RATIOS AND OTHER
 SELECTED DATA
Return on average
 assets(8)(15)............      0.95%       5.30%       3.13%       2.59%       1.69%       1.48%       1.88%
Return on average
 equity(8)(15)............      5.12       73.26       57.06       47.62       24.30       26.53       21.41
Average equity to average
 assets(8)................     18.45        7.24        5.49        5.44        6.97        5.57        8.76
Net interest
 margin(8)(9)(15).........       --         4.15        4.64        2.84        3.45        3.10        3.78
Operating efficiency
 ratio(10)................     98.97       84.25       76.37       76.19       82.01       81.91       75.24
Total amount of loans
 purchased................  $    --   $   32,231  $   80,048  $   91,774  $  159,015  $   65,262  $  208,483
Balance of owned servicing
 portfolio (end of
 period)..................  $855,506  $1,007,286  $1,041,785  $1,596,385  $2,505,036  $1,362,444  $2,980,579
Trust assets under
 administration (end of
 period)..................  $521,945  $  655,750  $  750,186  $  952,528  $1,162,231  $1,070,678  $1,305,874
Wholesale loan origination
 volume...................  $    --   $  126,200  $  183,130  $  388,937  $  583,279  $  373,024  $  192,698
Ratio of earnings to fixed
 charges:(11)
 Including interest on
  deposits................      1.13x       3.28x       2.58x       1.86x       1.54x       1.45x       1.78x
 Excluding interest on
  deposits................      1.13x       4.77x       3.91x       2.22x       1.84x       1.64x       2.61x
 Excluding interest on
  deposits and FHLB
  borrowing...............      1.13x       4.82x       4.31x       2.55x       2.18x       1.85x       3.01x
 Excluding interest on
  deposits, FHLB borrowing
  and warehouse debt......      1.14x       6.91x       7.87x       4.24x       3.58x       3.05x       4.47x
LOAN PERFORMANCE RATIOS
Nonperforming loans/total
 loans(7).................       --         1.11%       3.68%       3.75%       1.83%       2.72%       0.85%
Nonperforming assets/total
 assets(7)................       --         1.64        3.40        3.42        1.89        2.39        0.99
Net loan charge
 offs/average
 loans(8)(15).............       --         0.18        0.03        0.15        0.03        0.02        0.00
Allowance for loan and
 valuation losses/ total
 loans(12)................       --         0.70        0.81        0.64        0.49        0.70        0.34
Allowance for loan and
 valuation losses/
 nonperforming loans(12).....    --        63.07       21.97       17.03       26.62       25.86       39.66

--------
(1) The Company acquired all of the outstanding capital stock of Matrix Bank on September 23, 1993. The operations of Matrix Bank have been included in the consolidated operations of the Company from the date of acquisition.
(2) On January 1, 1995, the Company adopted FAS 122. Since FAS 122 prohibits retroactive application, the accounting results for 1995, 1996, and 1997 are not directly comparable to the results for prior periods.
(3) Prior to the formation of Matrix Capital in June 1993, Matrix Financial and United Financial had elected for certain periods to be taxed under the provisions of subchapter "s" of the Code and accordingly did not pay income taxes on their respective earnings; instead the shareholders of Matrix Financial and United Financial were liable for such taxes. As a result, there is no income tax provision for earnings during the periods in which subchapter "s" treatment had been elected.
(4) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Results of Operations for the Six Months Ended June 30, 1997 and 1996--Loan Origination" for a discussion of the impact on net income of a secondary marketing loss incurred in March 1996.

(5) Net income per common and common equivalent share is based on the weighted average number of common shares outstanding during each period and the dilutive effect, if any, of stock options and warrants outstanding. There are no other dilutive securities.
(6) Pro forma net income and pro forma net income per share are presented for periods in which the Company was not a taxable entity as a result of its subchapter "s" election. The pro forma net income assumes an effective tax rate of 40%. Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares of Common Stock and Common Stock equivalents outstanding during the year.
(7) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management--Nonperforming Assets" for a discussion of the impact of certain bulk purchases of mortgage loan portfolios on the level of nonperforming loans and foreclosed real estate, and the effect of repurchasing sub-prime automobile loans.
(8) Calculations are based on average daily balances where available and monthly averages otherwise.
(9) Net interest margin has been calculated by dividing net interest income before loan and valuation loss provision by average interest-earning assets.
(10) The operating efficiency ratio has been calculated by dividing non-interest expense by operating income (net interest income plus non-interest income).
(11) For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes, and fixed charges. Fixed charges represent interest expense and the estimated interest component of net rental payments.
(12) The allowance for loan and valuation losses does not include a $600,000 and $895,000 liability reserve account at December 31, 1996 and June 30, 1997, respectively, to cover potential losses associated with sub-prime auto loans repurchased by Matrix Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management--Nonperforming Assets."
(13) The years 1992 and 1996 are cash dividends paid by the pooled company, Vintage, prior to its acquisition. The dividend paid in 1993 represents $88,000 from the Company and $4,000 from the pooled company prior to its acquisition.
(14) Deposits increased by the transfer to Matrix Bank of $80.0 million of deposits held in trust from a third party institution following the acquisition of Vintage.
(15) Ratios for the six months ended June 30, 1996 and 1997 have been calculated on an annualized basis.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following management's discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the preceding "Selected Consolidated Financial and Operating Information." Additionally, the Company's Consolidated Financial Statements and the Notes thereto, as well as other data included in this Prospectus, should be read and analyzed in combination with the analysis below.

GENERAL

  The Company's principal activities consist of the purchase and sale of portfolios of mortgage loans and mortgage servicing rights, administration of portfolios of mortgage loans, consulting and brokerage activities involving mortgage loan servicing, deposit generation and administration of self-directed trust accounts. These activities are conducted through the Company's wholly owned subsidiaries, Matrix Financial, United Financial, Matrix Bank and Sterling Trust. More recently, the Company commenced real estate management and disposition services, risk management services, and its trust company activities through its wholly owned subsidiaries, USS, UCM, and Sterling Trust, respectively. While USS and UCM have not generated material amounts of revenue during their limited operating history, management anticipates that they will make a larger contribution to the Company's revenues and expenses in the future.

  The principal components of the Company's revenues consist primarily of net interest income recorded by Matrix Bank and Matrix Financial, loan administration fees generated by Matrix Financial, brokerage fees realized by United Financial, loan origination fees and gains on sales of mortgage loans and mortgage servicing rights generated by Matrix Financial and Matrix Bank, and trust service fees generated by Sterling Trust. The Company's results of operations are influenced by changes in interest rates and the effect of these changes on the volume of loan originations, mortgage loan prepayments and the value of mortgage servicing portfolios. See "Risk Factors--Potential Adverse Impact of Fluctuating Interest Rates."

HISTORY

  The Company was formed in June 1993 when the founding shareholders of two of its Subsidiaries, Matrix Financial and United Financial, exchanged all of the outstanding capital stock of those two entities for shares of the Company in a series of transactions that were each accounted for as a pooling of interests. As a result, the Company's financial results for 1993 reflect a full 12 months of operations for Matrix Financial and United Financial. Prior to the acquisition of Matrix Financial and United Financial by the Company in 1993, Matrix Financial and United Financial were operated as independent subchapter "s" corporations.

  In September 1993, the Company acquired Matrix Bank, formerly named Dona Ana Savings Bank, FSB and Dona Ana Savings and Loan Association, FSB. The acquisition was accounted for using the purchase method of accounting and all of the assets and liabilities were recorded at their estimated fair value as of the date of acquisition. The Company's consolidated financial results for 1993, therefore, reflect only three months of operations for Matrix Bank.

  In June 1995, the Company formed USS. The financial results for USS for the year ended December 31, 1996 and for the six months ended June 30, 1997 have provided minimal revenue, as such periods have been utilized primarily to develop marketing material and establish investor relationships.

  In December 1996, the Company formed UCM. The financial results to date reflect a start-up operation with no revenue. All efforts to date have focused on completion of the financial hedging models, the development of marketing material and the establishment of a customer base. Two clients have entered into service agreements with UCM as of the date hereof.

  In May 1996, the Company formed Sterling Finance Co., Inc. ("Sterling"), a subsidiary of Matrix Bank, which subsequently acquired for $47,000 in cash substantially all of the assets of an originator of sub-prime automobile retail installment sales contracts. On December 31, 1996, the Company disposed of the fixed assets of Sterling and ceased to originate sub-prime automobile loans.

  In February 1997, the Company acquired Vintage. The acquisition was accounted for as a pooling of interests and, accordingly, no goodwill was recorded and the consolidated financial statements of the Company for the prior periods have been restated.

RELATIONSHIPS AMONG THE SUBSIDIARIES

  Management believes that the synergies within the Company's corporate structure, and the opportunities resulting from those synergies, make the Company unique in the financial services industry. United Financial, which is primarily a broker of mortgage servicing rights and a consultant to the mortgage banking industry, provides significant benefits to certain of the other Subsidiaries. Through United Financial's daily contact with businesses in the mortgage banking industry, Matrix Financial is able to gain insight into the mortgage banking industry in which it competes. For example, although Matrix Financial does not buy mortgage servicing rights brokered by United Financial in competitive bid situations, United Financial provides market intelligence to Matrix Financial as to the current market for the purchase and sale of mortgage loan servicing rights in the secondary market, including the buyers and sellers in the marketplace at any given time. United Financial also provides Matrix Financial with mortgage loan servicing valuation capabilities, puts Matrix Financial in direct contact with sellers of servicing portfolios, and apprises Matrix Financial of the emerging trends in the industry. All mortgage loan servicing rights that are sold by the Company are brokered through United Financial, which allows all brokerage fees paid by Matrix Financial to be retained within the Company.

  United Financial's affiliation with Matrix Bank provides both Matrix Bank and United Financial with what management believes to be a competitive advantage. United Financial through its brokerage activities provides Matrix Bank with loan portfolio investment opportunities and market contacts for the purchase of mortgage loan portfolios that it may not otherwise have identified. Another advantage for both companies is the financing opportunities that United Financial is able to refer to Matrix Bank directly from United Financial's clients. The opportunity for United Financial to refer its clients to an affiliate for financing provides Matrix Bank with an increased pipeline of lending opportunities and enables United Financial to provide more comprehensive services than many of its competitors.

  United Financial's affiliation with USS provides both companies with significant benefits. Disposition of foreclosed real estate on an outsourced basis through USS is another service that United Financial can provide its clients. Management considers the referrals and contacts that United Financial provides USS to be a marketing advantage that has allowed USS to develop a client base more quickly than it could have otherwise. In addition, Matrix Financial outsources all of the disposition of foreclosed real estate that it services to USS. This affiliation with USS allows Matrix Financial to reduce its overhead and has turned the disposition function from a net cost to the Company into a revenue producer.

  Another strategic affiliation within the Company is the one that exists between Matrix Financial and Matrix Bank. Prior to the acquisition of Matrix Bank, the custodial escrow deposits related to Matrix Financial's mortgage loan servicing portfolio were used as compensating balances with the Company's warehouse lenders, which reduced the interest rate on the amounts outstanding under the warehouse lines of credit to the extent of the compensating balances or the Company's loan balances outstanding, whichever was less. The benefit of the custodial escrow deposits, therefore, was limited to the amounts outstanding under the warehouse lines and the reduction in interest negotiated for the use of these compensating balances. Since its acquisition, Matrix Bank has acted as the depository institution for all of Matrix Financial's custodial escrow deposits. This relationship allows the Company to derive the full benefit from these custodial escrow deposits. The deposits are invested in interest-earning residential mortgage loans at returns greater than historically had been realized by depositing these sums as compensating balances with the Company's warehouse lenders. Prior to the acquisition of Matrix

Bank, Matrix Financial also purchased and sold bulk residential mortgage loan packages, a function that is now handled primarily through Matrix Bank. This activity as previously conducted by Matrix Financial was limited due to the lack of availability and expensive cost of the short-term financing needed to purchase and carry such portfolios. If financing was not available, Matrix Financial attempted to arrange the simultaneous purchase and sale of the same portfolio. Transactions executed in this manner prohibited the Company from earning interest income during the period between the purchase and corresponding sale and also resulted in an inefficient execution on the purchase and sale. With Matrix Bank's funding capabilities, the Company is able to react to mortgage loan purchase opportunities more quickly and, once the mortgage loan portfolio has been purchased, the Company is able to hold the portfolio at lower cost than would otherwise be possible.

  In addition to servicing its own portfolio of mortgage servicing rights, Matrix Financial performs the servicing function for all of Matrix Bank's mortgage servicing portfolio. Because of the economics of scale achieved with Matrix Financial's management information systems and its experience in the servicing industry, management believes that these loans are serviced more efficiently and at less cost than could normally be achieved by an institution of Matrix Bank's size. Moreover, Matrix Financial's expertise in the servicing arena facilitates the purchase by Matrix Bank of bulk loan portfolios throughout the country.

  Matrix Financial's servicing portfolio includes mortgage loans owned by more than 200 private investors. Matrix Financial routinely contacts these investors to determine their interest in selling their loan portfolios. In those instances where a private investor expresses interest in selling a loan portfolio, Matrix Financial is able to make a referral to Matrix Bank. In many cases, this referral allows Matrix Bank to purchase loans without having to participate in a competitive bid process. In addition, with Matrix Financial acting as servicer for these loan portfolios, Matrix Bank is able to perform due diligence on the portfolios more efficiently and at a lower cost than transactions executed in the open market.

  United Financial's affiliation with UCM provides both companies with significant benefits. The relationships and contacts of United Financial provide a resource for UCM to present the risk management services it provides. The opportunities for United Financial to refer its clients to an affiliate for risk management and hedging activities provides another service to its clients to further strengthen the relationship. Both United Financial and UCM provide services that relate to analysis of servicing portfolios. Since accurate and timely data is critical in assisting a client, the sharing of information allows two companies an opportunity to provide professional advice and execution without duplicating the clients efforts in providing the necessary information.

  Another strong affiliation exists between Sterling Trust and Matrix Bank. At June 30, 1997, Sterling Trust had trust assets under administration in excess of $1.3 billion. Historically, approximately 6% to 8% of the assets under administration have been maintained in interest-earning deposits. In February 1997, Sterling Trust moved approximately $80.0 million of deposits from a third party institution to Matrix Bank.

COMPARISON OF RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

  NET INCOME; RETURN ON AVERAGE EQUITY. Net income increased $2.1 million to $3.6 million for the period ended June 30, 1997, as compared to $1.5 million for the six months ended June 30, 1996. Return on average equity decreased to 21.4% annualized for the six months ended June 30, 1997, as compared to 26.5% annualized for the six months ended June 30, 1996. The decrease in return on average equity was primarily due to the increase in the average equity in the first six months of 1997 due to the sale of additional stock in the fourth quarter of 1996, in conjunction with the Company's initial public offering, which increased equity by $18.2 million, and a $1.1 million reserve on repurchased sub-prime auto loans. For additional discussion of the reserve on repurchased sub-prime auto loans see "--Asset and Liability Management-- Nonperforming Assets." The return on average equity of 26.5% annualized for the six months ended June 30, 1996 was significantly reduced by the effect of the $1.9 million secondary marketing loss recognition in the first quarter of 1996. See "--Loan Origination."

  NET INTEREST INCOME. The Company's earnings depend in part upon the level of its net interest income. Net interest income is the difference between interest income, principally derived from the Company's loan portfolios, and interest expense, principally derived from customer deposits and Company borrowings. Changes in net interest income result primarily from changes in volume and spread. Volume refers to the average dollar amount of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest income before provision for loan and valuation losses increased $3.1 million, or 116.5%, to $5.8 million for the six months ended June 30, 1997, as compared to $2.7 million for the period ended June 30, 1996. The increase for the period ended June 30, 1997 was attributable to the decrease in the Company's cost of interest-bearing liabilities, which decreased to 5.66% annualized for the six months ended June 30, 1997, as compared to 6.86% annualized for the six months ended June 30, 1996, which was partially offset by a decrease in the yield on interest-earning assets, which decreased to 8.59% annualized for the six months ended June 30, 1997, as compared to 9.38% annualized for the six months ended June 30, 1996. The decrease in the cost of the interest-bearing liabilities was a result of the trust deposits administered by Sterling Trust being transferred to Matrix Bank upon consummation of the Vintage acquisition. The decrease in the Company's yield on interest-bearing assets was attributable to the lower yield earned on the loan portfolio which decreased to 8.85% annualized for the period ended June 30, 1997 from 9.62% annualized for the period ended June 30, 1996. The Company's net interest margin increased to 3.78% annualized for the period ended June 30, 1997, as compared to 3.10% annualized for the period ended June 30, 1996. The Company's average interest-earning assets increased $133.6 million, or 77.7%, to $305.5 million for the period ended June 30, 1997, as compared to $171.9 million for the period ended June 30, 1996. This increase was attributable primarily to the increase in the size of the Company's loan portfolio. For a tabular presentation of the changes in net interest income due to changes in volume of interest-earning assets and changes in interest rates, see "--Analysis of Changes in Net Interest Income Due to Changes in Interest Rates and Volumes."

  PROVISION FOR LOAN AND VALUATION LOSSES. The provision for loan and valuation losses is an amount charged to expense to provide for estimated losses that may occur in the future on existing loans. In order to determine the amount of the provision, the Company conducts a monthly review of its loan portfolio and a quarterly evaluation of the adequacy of its valuation reserves. This systematic evaluation includes an allocation of the valuation reserve to each loan category, based on pre-determined loss reserve factors. For example, a higher loss reserve factor is applied against commercial real estate loans than against residential loans. Within each loan category, the loans are further stratified by delinquency. Loss reserve factors are higher for delinquent loans. This evaluation also takes into consideration current economic and market conditions, loan portfolio growth, monthly loan losses and recoveries, changes in non-performing loans, and the current loan collateral values. Provision for loan losses increased $145,000 to $297,000 for the six months ended June 30, 1997, as compared to $152,000 for the six months ended June 30, 1996. This increase was primarily in response to the increase in the loans receivable balance. For a discussion of the Company's allowance for loan losses as it relates to nonperforming assets, see "--Asset and Liability Management--Nonperforming Assets."

  LOAN ADMINISTRATION. Loan administration fees represent service fees and other income earned from servicing loans for various investors. Loan administration fees include service fees that are based on a contractual percentage of the outstanding principal balance on loans serviced plus late fees and other ancillary charges. Income is recognized when the related payments are received. Loan administration fees increased $3.7 million, or 78.4%, to $8.3 million for the six months ended June 30, 1997. This increase was primarily attributable to the increase in the outstanding principal balance underlying the Company's mortgage servicing rights portfolio for the six months ended June 30, 1997, as compared to the six months ended June 30, 1996. The mortgage loan servicing portfolio increased by $1.6 billion, or 118.7%, to $3.0 billion at June 30, 1997, as compared to $1.4 billion at June 30, 1996.

  BROKERAGE FEES. Brokerage fees increased $14,000, or 0.7%, to $2.0 million for the six months ended June 30, 1997. The balance of residential mortgage servicing portfolios brokered by United Financial, in terms of aggregate unpaid principal balances on the underlying loans, decreased to $12.0 billion the six months ended June 30, 1997, as compared to $12.6 billion for the six months ended June 30, 1996.

  TRUST SERVICES FEES. Trust service fees increased $152,000, or 9.4%, to $1.8 million for the six months ended June 30, 1997, as compared to $1.6 million for the six months ended June 30, 1996. This increase was primarily a result of the growth in the number of trust accounts under administration at Sterling Trust, which increased to 28,396 at June 30, 1997 from 24,708 at June 30, 1996.

  GAIN ON SALE OF LOANS AND MORTGAGE BACKED SECURITIES. Gain on the sale of loans and mortgage backed securities increased by $112,000, or 13.1% to $964,000 for the six months ended June 30, 1997, as compared to $852,000 for the six months ended June 30, 1996. Gain on sale of loans can fluctuate significantly from period to period based on a variety of factors, such as the current interest rate environment, the supply of loan portfolios in the market, the mix of loan portfolios available in the market, the type of loan portfolios the company purchases, and the particular loan portfolios the Company elects to sell. The sales were consummated to generate funds to acquire additional residential loan portfolios and to generate revenues.

  GAIN ON SALE OF MORTGAGE SERVICING RIGHTS. Gain on the sale of mortgage servicing rights increased $1.3 million to $2.4 million for the six months ended June 30, 1997, as compared to $1.1 million for the six months ended June 30, 1996. In terms of aggregate outstanding principal balances of mortgage loans underlying such servicing rights, the Company sold $988.5 million in purchased mortgage servicing rights for the six months ended June 30, 1997, as compared to $390.5 million for the six months ended June 30, 1996. All of the mortgage servicing rights sold in 1997 pertain to mortgage servicing rights purchased in 1997 and were consummated primarily to provide the Company with the opportunity to diversify its servicing portfolio and generate earnings.

  LOAN ORIGINATION. Loan origination income includes all mortgage loan origination fees, secondary marketing activity on new loan originations and servicing released premiums on new originations sold, net of outside origination costs. Loan origination income increased $1.3 million to $1.5 million for the six months ended June 30, 1997, as compared to $194,000 for the six months ended June 30, 1996, even though the Company experienced a decrease in wholesale residential mortgage loan production of $180.3 million, or 48.3%, to $192.7 million for the period ended June 30, 1997, as compared to $373.0 million for the period ended June 30, 1996. This increase was primarily attributable to a $1.9 million secondary marketing loss that occurred in March 1996. The secondary loss was attributable to the failure of a former officer of Matrix Financial to adhere to the established hedging policies. As a result, certain closed loans were not adequately hedged, which resulted in the $1.9 million loss when interest rates increased dramatically in March 1996, thereby causing the funded loans and pipeline commitments to decline in market value. Had the policies been followed, the Company would still have recognized a loss, albeit significantly smaller, since it is difficult for the Company to be completed hedged when interest rates rapidly and significantly change.

  The Company has implemented several management and reporting changes to help ensure that the hedging policies established by Matrix Financial's board of directors are adhered to so as to mitigate secondary marketing losses in volatile interest rate markets. The management and reporting changes were made in two major areas. First, the Company reorganized the reporting structure for the production division related to the Company's secondary marketing activities. A new Chief Lending Officer was hired to manage loan production and the related operations for Matrix Financial, and a new secondary marketing manager was hired to focus specifically on managing the interest rate risk of this business line. Second, the Company developed and implemented additional policies and procedures for production and secondary marketing activities to decrease the interest rate risk exposure of the Company.

  The Company also divided the reporting hierarchy for the production and secondary marketing responsibilities, thus reducing the production pressures on secondary marketing and allowing the Company to focus specifically on interest rate risk management. The secondary marketing department has been relocated from Atlanta to Phoenix and reports directly to the finance division of Matrix Financial. The reorganization and centralization of the secondary marketing department has been supplemented by the development of more formalized pipeline, interest rate risk management, hedging policies and procedures to further reduce secondary marketing risks. The secondary marketing manager provides daily analysis of loan pipeline, hedge positions and mark-to-market valuations to insure the Company's hedging policies are being followed. This analysis is reviewed daily with the Chief Financial Officer of Matrix Financial and a weekly summary is provided to the executive officers of Matrix Capital. New procedures and policies regarding the establishment of customers' interest rates on pipeline loans (an "interest rate lock"), interest rate lock tracking, and authorizations for interest rate lock extensions and pricing exceptions have been implemented. With these changes, the Company believes it has reduced the risk of significant secondary marketing losses such as the one experienced in March 1996.

  NONINTEREST EXPENSE. Noninterest expense increased $6.6 million, or 58.9%, to $17.9 million for the six months ended June 30, 1997, as compared to $11.3 million for the six months ended June 30, 1996. This increase was primarily due to expenses related to the interim subservicing on mortgage servicing portfolios recently acquired, the expenses related to UCM which was formed in December 1996, the establishment of a $1.1 million reserve for potential losses on repurchased sub-prime auto loans, and the overall growth and expansion of the Company. The following table details the major components of noninterest expense for the periods indicated:

                                                      SIX MONTHS ENDED JUNE 30,
                                                      -------------------------
                                                          1996         1997
                                                      ------------ ------------
                                                           (IN THOUSANDS)
   Compensation and employee benefits................ $      6,137 $      6,904
   Amortization of mortgage servicing rights.........        1,184        3,175
   Occupancy and equipment...........................          902          977
   Professional fees.................................          240          418
   Data processing...................................          287          365
   Other general and administrative..................        2,536        6,091
                                                      ------------ ------------
     Total........................................... $     11,286 $     17,930
                                                      ============ ============

  Compensation and employee benefits increased $767,000, or 12.5%, to $6.9 million for the six months ended June 30, 1997, as compared to $6.1 million for the six months ended June 30, 1996. This increase was the result of the continued expansion of the Company's business lines in 1997 including the opening of a retail branch of Matrix Bank, a new lending office of Matrix Bank, and the formation of UCM. The Company had an increase of 50 employees, or 18.3%, to 323 employees at June 30, 1997 as compared to 273 employees at June 30, 1996.

  Amortization of mortgage servicing rights increased $2.0 million, or 168.2%, to $3.2 million for the six months ended June 30, 1997, as compared to $1.2 million for the six months ended June 30, 1996. Amortization of mortgage servicing rights fluctuates based on the size of the Company's mortgage servicing portfolio and the prepayment rates experienced with respect to the underlying mortgage loan portfolio.

  The remainder of non-interest expense, which includes occupancy and equipment expenses, professional fees, data processing costs, and other expenses, increased $3.9 million, or 98.0%, to $7.9 million for the six months ended June 30, 1997, as compared to $4.0 million for the six months ended June 30, 1996. The increase was primarily attributable to the interim subservicing cost on mortgage servicing portfolios recently acquired, expansion of both existing and new business lines, and the establishment of $1.1 million of additional reserves for potential losses on repurchased sub-prime auto loans.

  PROVISION FOR INCOME TAXES. Provision for income taxes increased $1.3 million to $2.3 million for the six months ended June 30, 1997, as compared to $991,000 for the period ended June 30, 1996. The increase was due to the increase in pre-tax income which was somewhat mitigated by a reduction in the effective tax rate to 38.6% for the six months ended June 30, 1997, as compared to 39.8% for the six months ended June 30, 1996.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996 AND
1995

  NET INCOME; RETURN ON AVERAGE EQUITY. Net income decreased $353,000, or 9.0%, to $3.6 million for the year ended December 31, 1996, as compared to $3.9 million for the year ended December 31, 1995. Return on average equity decreased to 24.3% for the year ended December 31, 1996, as compared to 47.6% for the year ended December 31, 1995. The decrease in return on average equity was primarily due to the Company's policy of retaining all of its earnings and the issuance of 2,012,500 shares of additional stock as part of an IPO in the fourth quarter, both of which increased its capital base, as well as the reserve for the probable settlement of certain outstanding litigation, the first quarter 1996 secondary marketing loss, a one-time expense of $450,000 (pre-tax) for the SAIF assessment, the reserve for the probable settlement of certain outstanding litigation, and the recourse losses related to the sub-prime automobile retail installment contracts repurchased by a subsidiary of Matrix Bank. See "--Loan Origination," "--Asset Liability Management-- Nonperforming Assets," and "Business--Legal Proceedings."

  NET INTEREST INCOME. Net interest income before provision for loan and valuation losses increased $2.5 million, or 68.7%, to $6.1 million for the year ended December 31, 1996, as compared to $3.6 million for the year ended December 31, 1995. The increase for the year ended December 31, 1996 was attributable to the increase in the Company's yield on interest earning assets, which increased to 9.43% for the year ended December 31, 1996, as compared to 8.54% for the year ended December 31, 1995, and a decrease in the cost of interest-bearing liabilities, which decreased to 6.59% for the year ended December 31, 1996, as compared to 7.14% for the year ended December 31, 1995. The increase in the Company's yield on interest-earning assets was primarily attributable to an increase in the yield on the Company's adjustable rate loan portfolio, the amortization and payoffs of loans which had significant discounts, and the origination of higher yielding consumer loans. The decrease in the cost of interest-bearing liabilities was attributable to the lower cost of borrowed funds. The Company's net interest margin increased to 3.45% for the year ended December 31, 1996, as compared to 2.84% for the year ended December 31, 1995. The Company's average interest-earning assets increased $49.0 million, or 38.8%, to $175.4 million for the year ended December 31, 1996, as compared to $126.4 million for the year ended December 31, 1995. This increase was attributable primarily to the increase in the size of the Company's loan portfolio held for sale. For a tabular presentation of the changes in net interest income due to changes in volume of interest-earning assets and changes in interest rates, see "--Analysis of Changes in Net Interest Income Due to Changes in Interest Rates and Volumes."

  PROVISION FOR LOAN AND VALUATION LOSSES. Provision for loan and valuation losses decreased $258,000, or 64.3%, to $143,000 for the year ended December 31, 1996, as compared to $401,000 for the year ended December 31, 1995. This decrease was primarily attributable to the improvement in the portion of the Company's residential loan portfolio classified as non-accrual. For a discussion of the Company's allowance for loan and valuation losses as it relates to nonperforming assets, see "--Asset and Liability Management-- Nonperforming Assets."

  LOAN ADMINISTRATION. Loan administration fees increased $1.1 million, or 13.9%, to $8.8 million for the year ended December 31, 1996, as compared to $7.7 million for the year ended December 31, 1995. This increase was primarily attributable to the increase in the average outstanding principal balance underlying the Company's mortgage servicing rights portfolio for the year ended December 31, 1996, as compared to the year ended December 31, 1995. Loan administration fees are affected by factors that include the size of the Company's residential mortgage loan servicing portfolio, the servicing spread, the timing of payment collections, and the amount of ancillary fees collected. The mortgage loan servicing portfolio owned increased by $908.7 million, or 56.9%, to $2.5 billion for the year ended December 31, 1996, as compared to $1.6 billion for the year ended December 31, 1995, with the majority of the increase occurring in the fourth quarter of 1996.

  BROKERAGE FEES. Brokerage fees decreased $423,000, or 8.8%, to $4.4 million for the year ended December 31, 1996, as compared to $4.8 million for the year ended December 31, 1995. This decrease was a direct result of the amount of the residential mortgage servicing portfolios brokered by United Financial. The balance of residential mortgage servicing portfolios brokered by United Financial, measured in terms of aggregate unpaid principal balances on the underlying loans, decreased $6.2 billion, or 19.0%, to $26.4 billion the year ended December 31, 1996, as compared to $32.6 billion for the year ended December 31, 1995. The decrease was primarily due to the amount of servicing brokered in the first quarter of 1996 as mortgage banking firms and financial institutions deferred servicing sales pending their review of the impact of FAS 122 on their portfolios.

  TRUST SERVICES FEES. Trust services fees increased $192,000, or 6.7%, to $3.1 million for the year ended December 31, 1996, as compared to $2.9 million for the year ended December 31, 1995. The increase in fee income is related to increases in both assets under administration and the number of accounts being serviced.

  GAIN ON SALE OF LOANS AND MORTGAGE BACKED SECURITIES. Gain on the sale of loans and mortgage-backed securities increased $97,000, or 3.0%, to $3.4 million the year ended December 31, 1996, as compared to $3.3 million for the year ended December 31, 1995. Gain on sale of loans can fluctuate significantly from quarter to quarter and from year to year based on a variety of factors, such as the current interest rate environment, the supply of loan portfolios in the market, the mix of loan portfolios available in the market, the type of loan portfolios the Company purchases, and the particular loan portfolios the Company elects to sell. The Company's strategy has been and will continue to be to match its purchases and sales while managing its desired growth.

  GAIN ON SALE OF MORTGAGE SERVICING RIGHTS. Gain on the sale of mortgage servicing rights increased $2.0 million, or 177.7%, to $3.2 million for the year ended December 31, 1996, as compared to $1.2 million for the year ended December 31, 1995. In terms of aggregate outstanding principal balances of mortgage loans underlying such servicing rights, the Company sold $646.0 million in purchased mortgage servicing rights for the year ended December 31, 1996, as compared to $31.8 million for the year ended December 31, 1995. A portion of the servicing rights sold in 1996 pertained to mortgage servicing portfolios that the Company combined with the related loan participation interests, and then sold as one asset. The servicing portfolio sold in 1995 consisted of loans with non-standard payment accrual methodologies, including the Rule of 78's and daily simple interest accruals, and were secured by second liens. The sales in 1996 were consummated primarily to generate additional cash flow in order to acquire more desirable residential servicing portfolios and to generate revenues.

  LOAN ORIGINATION. Loan origination income decreased $508,000, or 24.6%, to $1.6 million for the year ended December 31, 1996, as compared to $2.1 million for the year ended December 31, 1995, even though the Company experienced an increase in wholesale residential mortgage loan production of $194.4 million, or 50.0%, to $583.3 million for the year ended December 31, 1996, as compared to $388.9 million for the year ended December 31, 1995. This decrease was primarily attributable to the $1.9 million secondary marketing loss that occurred in March 1996.

  NONINTEREST EXPENSE. Noninterest expense increased $6.2 million, or 30.3% to $26.7 million for the year ended December 31, 1996, as compared to $20.5 million for the year ended December 31, 1995. This increase was primarily due to the one-time SAIF assessment of $450,000 (pre-tax), reserve for the probable settlement of certain outstanding litigation, expenses related to new operating subsidiaries and expenses related to the operating loss and recourse losses on sub-prime automobile installment contracts sold by a subsidiary of Matrix Bank and the ceasing of its operations in December 1996. The following table details the major components of noninterest expense for the periods indicated:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1995    1996
                                                                 ------- -------
                                                                 (IN THOUSANDS)
   Compensation and employee benefits........................... $10,527 $12,722
   Amortization of mortgage servicing rights....................   1,817   2,432
   Occupancy and equipment......................................   1,451   1,776
   Professional fees............................................     783     666
   Data processing..............................................     560     642
   Other........................................................   5,315   8,417
                                                                 ------- -------
     Total...................................................... $20,453 $26,655
                                                                 ======= =======

  Compensation and employee benefits increased $2.2 million, or 20.9%, to $12.7 million for the year ended December 31, 1996, as compared to $10.5 million for the year ended December 31, 1995. This increase was the result of the expansion of the Company's business lines in 1996, including the opening of two new branches of Matrix Bank, the formation of two new operating subsidiaries, and the increased amount of wholesale mortgage loan originations (employees in the mortgage loan origination area are typically compensated on a commission basis). The Company had an increase of 34 employees, or 15.0%, to 260 employees at year end December 31, 1996, as compared to 226 employees at year end December 31, 1995.

  Amortization of mortgage servicing rights increased $615,000, or 33.8%, to $2.4 million for the year ended December 31, 1996, as compared to $1.8 million for the year ended December 31, 1995. Amortization of mortgage servicing rights fluctuates based on the size of the Company's mortgage servicing portfolio and the prepayment rates experienced with respect to the underlying mortgage loan portfolio.

  The remainder of noninterest expense, which includes occupancy and equipment expenses, professional fees, data processing costs, and other expenses increased $3.4 million, or 41.8%, to $11.5 million for the year ended December 31, 1996, as compared to $8.1 million for the year ended December 31, 1995. The increase was primarily attributable to the reserve for the probable settlement of certain outstanding litigation (approximately $600,000), recourse losses on automobile installment contracts sold by a subsidiary of Matrix Bank and the ceasing of its operations in December 1996 (approximately $600,000), the one-time SAIF assessment ($450,000), expansion of both existing and new business lines, the formation of two operating subsidiaries, and the opening of two bank branches.

  PROVISION FOR INCOME TAXES. Provision for income taxes decreased $191,000, or 7.7%, to $2.3 million for the year ended December 31, 1996, as compared to $2.5 million for the year ended December 31, 1995. The decrease was due to the decline in pre-tax income. The two periods had comparable effective income tax rates of 39.0% and 38.6%, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995 AND
1994

  NET INCOME; RETURN ON AVERAGE EQUITY. Net income increased $803,000, or 25.7%, to $3.9 million for the year ended December 31, 1995, as compared to $3.1 million for the year ended December 31, 1994. Return on average equity decreased to 47.6% for the year ended December 31, 1995, as compared to 57.1% for the year ended December 31, 1994. The decrease in return on average equity was primarily due to the Company's policy of retaining all of its earnings, which increased the Company's equity base.

  NET INTEREST INCOME. Net interest income before provision for loan and valuation losses decreased $412,000, or 10.3%, to $3.6 million for the year ended December 31, 1995, as compared to $4.0 million for the year ended December 31, 1994. The decrease for the year ended December 31, 1995 was attributable primarily to the increase in the Company's cost of interest-bearing liabilities, which increased to 7.14% for the year ended December 31, 1995, as compared to 5.16% for the year ended December 31, 1994. The increase in the cost of interest-bearing liabilities was primarily related to borrowings used to fund the increase in the mortgage loan originations. The Company's mortgage loan originations are funded through borrowings based on short-term interest rates. The interest rate spread between short-term interest rates and long-term interest rates generally was lower during the year ended December 31, 1995, as compared to the year ended December 31, 1994. The decrease occurred primarily because the cost of interest-bearing liabilities increased more rapidly than the yield on interest-earning assets. The effect of smaller spreads between long-term interest rates and short-term interest rates means generally that the Company earns less net interest income on its wholesale mortgage loan originations which, in turn, reduces its net interest margin (net interest income before provision for loan losses divided by average interest-earning assets). The Company's net interest margin decreased to 2.84% for the year ended December 31, 1995, as compared to 4.64% for the year ended December 31, 1994. The effect of the lower interest rate margin was partially offset by an increase in the Company's average interest-earning assets. The Company's average interest-earning assets increased $40.1 million, or 46.4%, to $126.4 million for the year ended December 31, 1995, as compared to $86.3 million for the year ended December 31, 1994. This increase was attributable primarily to the increase in the size of the Company's loan portfolio held for sale. For a tabular presentation of the changes in net interest income due to changes in volume of interest-earning assets and changes in interest rates, see "--Analysis of Changes in Net Interest Income Due to Changes in Interest Rates and Volumes."

  PROVISION FOR LOAN AND VALUATION LOSSES. The provision for loan and valuation losses increased $185,000, or 85.6%, to $401,000 for the year ended December 31, 1995, as compared to $216,000 for the year ended December 31, 1994. This increase was attributable primarily to the corresponding increase in the size of the Company's loan portfolio. For a discussion of the Company's allowance for loan and valuation losses as it relates to nonperforming assets, see "--Asset and Liability Management--Nonperforming Assets."

  LOAN ADMINISTRATION. Loan administration fees increased $823,000, or 11.9%, to $7.7 million for the year ended December 31, 1995, as compared to $6.9 million for the year ended December 31, 1994. This increase was attributable primarily to the increase in the average outstanding principal balance underlying the Company's mortgage servicing rights portfolio for the year ended December 31, 1995, as compared to the year ended December 31, 1994.

  BROKERAGE FEES. Brokerage fees increased $770,000, or 19.2%, to $4.8 million for the year ended December 31, 1995, as compared to $4.0 million for the year ended December 31, 1994. The increase was primarily attributable to an increase in the volume of residential mortgage servicing portfolios brokered by United Financial. The balance of residential mortgage servicing portfolios brokered by United Financial, in terms of aggregate unpaid principal balances on the underlying loans, increased $3.7 billion, or 12.8%, to $32.6 billion for the year ended December 31, 1995, as compared to $28.9 billion for the year ended December 31, 1994.

  TRUST SERVICES FEES. Trust services fees increased $381,000, or 15.3%, to $2.9 million for the year ended December 31, 1995, as compared to $2.5 million for the year ended December 31, 1994. The increase in fee income is related to increases in the volume of accounts being administered as well as increases in the volume of assets.

  GAIN ON SALE OF LOANS AND MORTGAGE BACKED SECURITIES. Gain on sale of mortgage loans and mortgage-backed securities increased by $1.7 million, or 105.8%, to $3.3 million for the year ended December 31, 1995, as compared to $1.6 million for the year ended December 31, 1994. The increase was attributable primarily to the type of loan portfolios that the Company purchased during 1995. The Company's strategy has been and will continue to be to match its purchases and sales while managing its desired growth. Therefore, the increase of $1.7 million in gain on loan sales was attributable to the Company's loan purchases, which affect the mix, and to a limited extent the amount of the loan portfolios that the Company sold.

  GAIN ON SALE OF MORTGAGE SERVICING RIGHTS. Gain on sale of mortgage servicing rights increased $480,000, or 70.2%, to $1.2 million for the year ended December 31, 1995, as compared to $684,000 for the year ended December 31, 1994. This increase resulted primarily from one particular sale of mortgage servicing rights with aggregate unpaid principal balances of $16.2 million, resulting in a gain of $1.0 million. The servicing portfolio sold consisted of loans with non-standard payment accrual methodologies, including the Rule of 78s and daily simple interest accruals, and were secured by second liens. The sale allowed the Company to deploy the cash generated to purchase new servicing portfolios considered by the Company to be more conforming in nature and, thereby, enhance the efficiencies of the Company's servicing operations.

  LOAN ORIGINATION. Loan origination income increased $775,000, or 59.9%, to $2.1 million for the year ended December 31, 1995, as compared to $1.3 million for the year ended December 31, 1994. The increase of $775,000 was primarily the result of the increase in new loan origination volume experienced by Matrix Financial during 1995. The new loan origination volume increased $205.8 million, or 112.4%, to $388.9 million for the year ended December 31, 1995, as compared to $183.1 million for the year ended December 31, 1994.

  NONINTEREST EXPENSE. Noninterest expense increased $3.9 million, or 23.3%, to $20.5 million for the year ended December 31, 1995, as compared to $16.6 million for the year ended December 31, 1994. This increase was primarily a result of the continued expansion and diversification of the Company's operations during 1995. The following table details the major components of noninterest expense for the periods indicated:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1994    1995
                                                                ------- -------
                                                                (IN THOUSANDS)
   Compensation and employee benefits.......................... $ 8,929 $10,527
   Amortization of mortgage servicing rights...................   1,185   1,817
   Occupancy and equipment.....................................   1,434   1,451
   Professional fees...........................................     638     783
   Data processing.............................................     520     560
   Other.......................................................   3,887   5,315
                                                                ------- -------
     Total..................................................... $16,593 $20,453
                                                                ======= =======

  Compensation and employee benefits increased $1.6 million, or 17.9%, to $10.5 million for the year ended December 31, 1995, as compared to $8.9 million for the year ended December 31, 1994. The majority of the increase was directly related to the increase in the brokerage volume at United Financial and the loan origination volume at Matrix Financial. The majority of employees engaged in these activities are paid on a commission basis. The brokerage volume increased $3.7 billion, or 12.8%, and the loan originations increased $205.8 million, or 112.4%, resulting in an increase in compensation of approximately $800,000. The remainder of the increase is attributable to the Company's development and expansion of both existing and new business lines during 1995, which also resulted in the expansion of the Company's employee base. The Company had a total of 226 employees at December 31, 1995, as compared to 203 at December 31, 1994.

  Amortization of mortgage servicing rights increased $632,000, or 53.3%, to $1.8 million for the year ended December 31, 1995, as compared to $1.2 million for the year ended December 31, 1994. This increase was due to the growth in the Company's average outstanding balance of servicing rights, but was partially offset by the slower rate of prepayments experienced during the year ended December 31, 1995, as compared to the year ended December 31, 1994.

  The remaining non-interest expense, including occupancy and equipment expenses, professional fees, data processing costs, and other expenses, such as telephone, postage, advertising and insurance, increased $1.6 million, or 25.1%, to $8.1 million for the year ended December 31, 1995, as compared to $6.5 million for the year ended December 31, 1994. The increase was the result of the development and expansion of both existing and new business lines.

  PROVISIONS FOR INCOME TAXES. Provisions for income taxes increased $455,000, or 22.6%, to $2.5 million for the year ended December 31, 1995, as compared to $2.0 million for the year ended December 31, 1994. The increase was due to the increase in pre-tax income. The two periods had comparable effective tax rates of 38.6% and 39.2%, respectively.

AVERAGE BALANCE SHEET

  The following table sets forth for the periods and as of the dates indicated information regarding the Company's average balances of assets and liabilities as well as the dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities and the resultant yields or costs. Average interest rate information for the six months ended June 30, 1996 and 1997 has been annualized. Ratio, yield, and rate information are based on average daily balances where available; otherwise, average monthly balances have been used. Nonaccrual loans are included in the calculation of average balances for loans for the periods indicated.

                                               YEAR ENDED DECEMBER 31,
                     --------------------------------------------------------------------------------
                               1994                       1995                        1996
                     -------------------------  --------------------------  --------------------------
                     AVERAGE           AVERAGE  AVERAGE            AVERAGE  AVERAGE            AVERAGE
                     BALANCE  INTEREST  RATE    BALANCE   INTEREST  RATE    BALANCE   INTEREST  RATE
                     -------  -------- -------  --------  -------- -------  --------  -------- -------
                                                                          (DOLLARS IN THOUSANDS)
 ASSETS
 Interest-earning
 assets:
 Loans receivable,
 net of
 discounts........   $79,393   $6,681    8.42%  $121,206  $10,412    8.59%  $162,648  $15,733    9.67%
 Mortgage-backed
 securities.......       --       --      --         --       --      --       4,653      351    7.54
 Interest-earning
 deposits.........     6,201      314    5.06      3,845      288    7.49      5,556      312    5.62
 FHLB stock.......       716       35    4.89      1,321       86    6.51      2,585      153    5.92
                     -------   ------  ------   --------  -------  ------   --------  -------  ------
  Total interest-
  earning assets..    86,310    7,030    8.15    126,372   10,786    8.54    175,442   16,549    9.43
 Noninterest
 earning assets:
 Cash.............     2,038                       2,570                       3,085
 Allowance for
 loan and
 valuation
 losses...........      (690)                       (836)                       (964)
 Premises and
 equipment........     3,999                       5,213                       6,976
 Other assets.....     7,992                      18,075                      26,199
                     -------                    --------                    --------
  Total
  noninterest-
  earning assets..    13,339                      25,022                      35,296
                     -------                    --------                    --------
  Total assets....   $99,649                    $151,394                    $210,738
                     =======                    ========                    ========
 LIABILITIES AND
 SHAREHOLDERS'
 EQUITY
 Interest-bearing
 liabilities:
 Passbook
 accounts.........   $ 2,788   $   72    2.58   $  2,394  $    85    3.55   $  2,389  $    82    3.43
 Money market and
 negotiable order
 of withdrawal
 ("NOW")
 accounts.........     9,481      271    2.86      8,320      292    3.51     11,964      468    3.91
 Certificates of
 deposit..........    29,273    1,138    3.89     33,332    1,807    5.42     54,824    3,210    5.85
 FHLB borrowings..     3,071      213    6.94     17,662    1,113    6.30     35,838    2,039    5.69
 Borrowed money...    14,008    1,332    9.51     39,021    3,897    9.99     54,171    4,691    8.66
                     -------   ------  ------   --------  -------  ------   --------  -------  ------
  Total interest-
  bearing
  liabilities.....    58,621    3,026    5.16    100,729    7,194    7.14    159,186   10,490    6.59
                     -------   ------  ------   --------  -------  ------   --------  -------  ------
 Noninterest-
 bearing
 liabilities:
 Demand deposits
 (including
 custodial escrow
 balances)........    30,559                      35,794                      27,934
 Other
 liabilities......     5,001                       6,632                       8,927
                     -------                    --------                    --------
 Total noninterest
 bearing
 liabilities......    35,560                      42,426                      36,861
 Shareholders'
 equity...........     5,468                       8,239                      14,691
                     -------                    --------                    --------
  Total
  liabilities and
  shareholders'
  equity..........   $99,649                    $151,394                    $210,738
                     =======                    ========                    ========
 Net interest
 income before
 provision for
 loan and
 valuation
 losses...........             $4,004                     $ 3,592                     $ 6,059
                               ======                     =======                     =======
 Interest rate
 spread...........                       2.99%                       1.40%                       2.84%
                                       ======                      ======                      ======
 Net interest
 margin...........                       4.64%                       2.84%                       3.45%
                                       ======                      ======                      ======
 Ratio of average
 interest-earning
 assets to average
 interest-bearing
 liabilities......                     147.23%                     125.46%                     110.21%
                                       ======                      ======                      ======

                                          SIX MONTHS ENDED JUNE 30,
                            ------------------------------------------------------
                                     1996                        1997
                            --------------------------  --------------------------
                            AVERAGE            AVERAGE  AVERAGE            AVERAGE
                            BALANCE   INTEREST  RATE    BALANCE   INTEREST   RATE
                            --------  -------- -------  --------  -------- -------
                                       (DOLLARS IN THOUSANDS)
 ASSETS
 Interest-earning
 assets:
 Loans receivable,
 net of
 discounts........       $160,380   $7,713    9.62%  $284,028  $12,563    8.85%
 Mortgage-backed
 securities.......          3,487      134    7.69        --       --      --
 Interest-earning
 deposits.........          5,582      145    5.20     18,452      471    5.11
 FHLB stock.......          2,453       72    5.87      2,982       88    5.90
                         --------   ------  ------   --------  -------  ------
  Total interest-
  earning assets..        171,902    8,064    9.38    305,462   13,122    8.59
 Noninterest
 earning assets:
 Cash.............         2,358                       11,135
 Allowance for
 loan and
 valuation
 losses...........         (978)                       (1,201)
 Premises and
 equipment........        6,711                         7,931
 Other assets.....       23,295                        63,144
                       --------                      --------
  Total
  noninterest-
  earning assets..       31,386                        81,009
                       --------                      --------
  Total assets....     $203,288                      $386,471
                       ========                      ========
 LIABILITIES AND
 SHAREHOLDERS'
 EQUITY
 Interest-bearing
 liabilities:
 Passbook
 accounts.........     $  2,415      $  40    3.31    $ 2,854   $   56    3.92
 Money market and
 negotiable order
 of withdrawal
 ("NOW")
 accounts.........       11,929        233    3.91     82,345    1,456    3.54
 Certificates of
 deposit..........       44,225      1,288    5.82     79,020    2,325    5.88
 FHLB borrowings..       34,416        976    5.67     25,654      718    5.60
 Borrowed money...       64,359      2,862    8.89     69,867    2,796    8.00
                       --------     ------  ------   --------  -------  ------
  Total interest-
  bearing
  liabilities.....      157,344      5,399    6.86    259,740    7,351    5.66
                       --------     ------  ------   --------  -------  ------
 Noninterest-
 bearing
 liabilities:
 Demand deposits
 (including
 custodial escrow
 balances)........       28,518                        74,772
 Other
 liabilities......        6,110                        18,101
                       --------                      --------
 Total noninterest
 bearing
 liabilities......       34,628                        92,873
 Shareholders'
 equity...........       11,316                        33,858
                       --------                      --------
  Total
  liabilities and
  shareholders'
  equity..........     $203,288                      $386,471
                       ========                      ========
 Net interest
 income before
 provision for
 loan and
 valuation
 losses...........                  $2,665                     $ 5,771
                                    ======                     =======
 Interest rate
 spread...........                            2.52%                       2.93%
                                            ======                      ======
 Net interest
 margin...........                            3.10%                       3.78%
                                            ======                      ======
 Ratio of average
 interest-earning
 assets to average
 interest-bearing
 liabilities......                          109.25%                     117.60%
                                            ======                      ======

ANALYSIS OF CHANGES IN NET INTEREST INCOME DUE TO CHANGES IN INTEREST RATES AND VOLUMES

  The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in balances and changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                           YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,     SIX MONTHS ENDED JUNE 30,
                                1995 VS 1994                1996 VS 1995                 1997 VS 1996
                          ---------------------------  -------------------------  -----------------------------
                             INCREASE (DECREASE)         INCREASE (DECREASE)          INCREASE (DECREASE)
                              DUE TO CHANGE IN            DUE TO CHANGE IN             DUE TO CHANGE IN
                          ---------------------------  -------------------------  -----------------------------
                           VOLUME    RATE     TOTAL    VOLUME    RATE     TOTAL    VOLUME     RATE      TOTAL
                          --------  -------  --------  -------- -------  -------  --------- ---------  --------
                                                         (IN THOUSANDS)
Interest-earning assets:
 Loans receivable, net
  of discounts..........  $  3,519  $   212  $  3,731  $ 3,561  $ 1,760  $ 5,321  $  5,946  $  (1,096) $  4,850
 Mortgage-backed securi-
  ties..................       --       --        --       --       351      351      (134)       --       (134)
 Interest-earning depos-
  its...................      (119)      93       (26)     128     (104)      24       334         (8)      326
 FHLB stock.............        30       21        51       82      (15)      67        16        --         16
                          --------  -------  --------  -------  -------  -------  --------  ---------  --------
 Total interest-earning
  assets................     3,430      326     3,756    3,771    1,992    5,763     6,162     (1,104)    5,058
                          --------  -------  --------  -------  -------  -------  --------  ---------  --------
Interest-bearing liabil-
 ities:
 Passbook accounts......       (10)      23        13      --        (3)      (3)        7          9        16
 Money market and NOW
  accounts..............       (33)      54        21      128       48      176     1,375       (152)    1,223
 Certificates of depos-
  it....................       158      511       669    1,165      238    1,403     1,013         24     1,037
 FHLB advances..........     1,012     (112)      900    1,145     (219)     926      (248)       (10)     (258)
 Borrowed money.........     2,378      187     2,565    1,513     (719)     794       245       (311)      (66)
                          --------  -------  --------  -------  -------  -------  --------  ---------  --------
 Total interest-bearing
  liabilities...........     3,505      663     4,168    3,951     (655)   3,296     2,392       (440)    1,952
                          --------  -------  --------  -------  -------  -------  --------  ---------  --------
Change in net interest
 income before provision
 for loan and valuation
 losses.................  $    (75) $  (337) $   (412) $  (180) $ 2,647  $ 2,467  $  3,770  $    (664) $  3,106
                          ========  =======  ========  =======  =======  =======  ========  =========  ========

ASSET AND LIABILITY MANAGEMENT

  GENERAL. The Company structures its operations to derive the majority of its revenues and earnings from noninterest income. However, a portion of the Company's revenues and net income is derived from net interest income and, accordingly, the Company strives to manage its interest-earning assets and interest-bearing liabilities to generate what management believes to be an appropriate contribution from net interest income. Asset and liability management seeks to control the volatility of the Company's performance due to changes in interest rates. The Company constantly attempts to achieve an appropriate relationship between rate sensitive assets and rate sensitive liabilities. The Company has responded to interest rate volatility by developing and implementing asset and liability management strategies designed to increase its noninterest income and improve the match between interest-earning assets and interest-bearing liabilities. These strategies include:

  . Utilizing mortgage servicing rights as a source of noninterest income and as a countermeasure against the decline in the value of mortgage loans during a rising interest rate environment. Increases in interest rates tend to increase the value of mortgage servicing rights because of the resulting decrease in prepayment rates on the underlying loans;

  . Increasing the noninterest bearing custodial escrow balances related to the Company's mortgage servicing rights and interest earning trust deposits;

  . Increasing focus on lines of business that are less interest rate sensitive, such as brokerage activities, consulting services, self-directed trust services, and real estate disposition;

  . Maintaining a wholesale loan origination operation. Wholesale originations provide a form of hedge against the balance of mortgage loan servicing rights. In a decreasing interest rate environment, the value of the servicing portfolio tends to decrease due to increased prepayments of the underlying loans. During this same period, however, the volume of loan originations generally increases;

  . Originating and purchasing adjustable rate mortgages and selling newly originated fixed rate residential mortgages in the secondary market;

  . Increasing emphasis on the origination of construction and commercial real estate lending, which tend to have higher interest rates with shorter loan maturities than residential mortgage loans;

  . Increasing retail deposits, which are less susceptible to changes in interest rates than other funding sources; and

  . Pursuing strategic acquisitions that provide fee-based income or generate liabilities that are less expensive or less interest rate sensitive than retail deposits or borrowings from third party institutions to fund the Companies investing activities.

  LENDING ACTIVITIES. The major interest-earning asset of the Company is the loan portfolio. Consequently, a significant part of the Company's asset and liability management is monitoring the composition of the Company's loan portfolio, including the corresponding maturities. The table below sets forth the composition of the Company's loan portfolio by loan type as of the dates indicated. The amounts in the table below are shown net of discounts and other deductions.

                                                AS OF DECEMBER 31,
                         --------------------------------------------------------------------
                              1993             1994              1995              1996
                         ---------------  ---------------  ----------------  ----------------
                         AMOUNT  PERCENT  AMOUNT  PERCENT   AMOUNT  PERCENT   AMOUNT  PERCENT
                         ------- -------  ------- -------  -------- -------  -------- -------
                                              (DOLLARS IN THOUSANDS)
Residential............. $65,858  86.10%  $80,010  89.56%  $136,741  93.23%  $192,118  90.47%
Multi-family and
 commercial real
 estate.................   7,813  10.21     7,518   8.41      7,544   5.15     15,352   7.23
Construction............     125   0.16       106   0.12         78   0.05      1,061   0.50
Consumer................   3,238   4.23     2,434   2.72      3,245   2.21      4,869   2.29
                         ------- ------   ------- ------   -------- ------   -------- ------
 Total loans............  77,034 100.70    90,068 100.81    147,608 100.64    213,400 100.49
Less allowance for loan
 and valuation losses...     538   0.70       728   0.81        943   0.64      1,039   0.49
                         ------- ------   ------- ------   -------- ------   -------- ------
Loans receivable, net... $76,496 100.00%  $89,340 100.00%  $146,665 100.00%  $212,361 100.00%
                         ======= ======   ======= ======   ======== ======   ======== ======

  The following table presents the aggregate maturities of loans in each major category of the Company's loan portfolio as of December 31, 1996. Loans held for sale are classified as maturing within one year. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments or the timing of loan sales.

                                               AS OF DECEMBER 31, 1996
                                       ---------------------------------------
                                       LESS THAN   ONE TO   OVER FIVE
                                       ONE YEAR  FIVE YEARS   YEARS    TOTAL
                                       --------- ---------- --------- --------
                                                   (IN THOUSANDS)
Residential........................... $186,324    $  618    $ 5,176  $192,118
Multi-family and commercial real es-
 tate.................................        5       108     15,239    15,352
Construction..........................    1,061       --         --      1,061
Consumer..............................    1,159     2,446      1,264     4,869
                                       --------    ------    -------  --------
  Total loans......................... $188,549    $3,172    $21,679  $213,400
                                       ========    ======    =======  ========

  NONPERFORMING ASSETS. As part of asset and liability management, the Company monitors nonperforming assets ("NPAs") on a monthly basis. NPAs consist primarily of nonaccrual loans and foreclosed real estate. Loans are placed on nonaccrual when full payment of principal or interest is in doubt or when they are past due 90 days as to either principal or interest. Foreclosed real estate arises primarily through foreclosure on mortgage loans owned. The following table sets forth the Company's NPAs as of the dates indicated:

                                                     AS OF
                          ------------------------------------------------------------
                          DECEMBER 31, DECEMBER 31, DECEMBER 31, DECEMBER 31, JUNE 30,
                              1993         1994         1995         1996       1997
                          ------------ ------------ ------------ ------------ --------
                                             (DOLLARS IN THOUSANDS)
Nonaccrual mortgage
 loans..................     $  657       $3,275       $5,523       $3,031     $2,520
Nonaccrual consumer
 loans..................        196           39           15          872        856
                             ------       ------       ------       ------     ------
  Total nonperforming
   loans................        853        3,314        5,538        3,903      3,376
Foreclosed real estate..        726          543          835          788      1,418
Repossessed automo-
 biles..................        --           --           --           506        191
                             ------       ------       ------       ------     ------
  Total nonperforming
   assets...............     $1,579       $3,857       $6,373       $5,197     $4,985
                             ======       ======       ======       ======     ======
Total nonperforming as-
 sets to total assets...       1.64%        3.40%        3.42%        1.89%      0.99%
Total nonperforming
 loans to total loans...       1.11%        3.68%        3.75%        1.83%      0.85%
Ratio of allowance for
 loan and valuation
 losses to total non-
 performing loans.......      63.07%       21.97%       17.03%       26.62%     39.66%
Interest income on non-
 performing loans not
 included in interest
 income.................     $   23       $  140       $  156       $  120     $   50

  As of June 30, 1997, the Company had no accruing loans that were contractually past due 90 days or more, unless the interest was guaranteed through recourse provisions. At June 30, 1997, $2.3 million, or 69.5%, of the nonaccrual loans were loans that were purchased in bulk loan portfolios. Against the loans receivable, the Company has $2.9 million of purchase discounts at June 30, 1997.

  The balance in the nonaccrual consumer loans primarily pertains to sub-prime auto loans that the Company repurchased. As previously disclosed, the Company settled a dispute with the purchaser of certain of the automobile loans sold prior to and in connection with the disposition of the assets of Sterling Finance Co., Inc., a subsidiary of Matrix Bank. To settle the dispute the Company was required in June 1997 to repurchase approximately $1.5 million of automobile loans plus $108,000 of accrued interest.

  The increase in the nonaccrual consumer loans in 1997 and 1996 over 1995 pertains to sub-prime automobile loans that the Company repurchased pursuant to limited representations and warranties included in loan sale agreements. The Company has a separate reserve of $895,000 and $600,000 included in other liabilities for anticipated losses relating to the repurchased sub-prime automobile loans at June 30, 1997 and December 31, 1996, respectively. The balance of the repossessed automobiles have been written down to the anticipated recoverable amount. The Company sold the fixed assets of its sub-prime automobile lending subsidiary in December 1996, and it is anticipated the Company will originate no additional sub-prime automobile contracts.

  The prior delinquency and anticipated future delinquencies are taken into consideration in the pricing of the loans acquired. The Company generally purchases such loans at discounts and, in some instances, receives recourse or credit enhancement from the seller to further reduce the Company's risk of loss associated with the loans' nonaccrual status. At June 30, 1997, $2.3 million, or 69.5%, of the nonaccrual loans were loans that were residential loans purchased in bulk loan portfolios and remain classified as "held for sale." Total loans held for sale at June 30, 1997, were $343.1 million, of which $3.1 million, or 0.9%, were nonaccrual loans. However, against the $343.1 million of total loans held for sale, the Company has $2.9 million of purchase discounts as well as approximately $59.3 million of total loans for which the Company had full recourse to a third party guaranteeing the repayment.

  The percentage of the allowance for loan and valuation losses to nonaccrual loans varies widely due to the nature of the Company's portfolio of mortgage loans, which are collateralized primarily by residential real estate. The Company analyzes the collateral for each nonperforming mortgage loan to determine potential loss exposure. In conjunction with other factors, this loss exposure contributes to the overall assessment of the adequacy of the allowance for loan and valuation losses. See "--Comparison of Results of Operations for the Years Ended December 31, 1996 and 1995."

  ANALYSIS OF ALLOWANCE FOR LOAN AND VALUATION LOSSES. The following table sets forth information regarding changes in the Company's allowance for loan and valuation losses for the periods indicated. The table includes the allowance for both the loans held for investment and the loans held for sale.

                                               YEAR ENDED DECEMBER 31,
                                          ------------------------------------
                                           1993     1994      1995      1996
                                          -------  -------  --------  --------
                                               (DOLLARS IN THOUSANDS)
Balance at beginning of period..........  $   --   $   538  $    728  $    943
Charge-offs:
  Real estate-mortgage..................       33       26       198        64
  Real estate-construction..............      --       --         35       --
  Consumer..............................      --       --          7         6
                                          -------  -------  --------  --------
    Total charge-offs...................       33       26       240        70
Recoveries:
  Real estate-mortgage..................      --       --          5         8
  Consumer..............................      --       --         49        15
                                          -------  -------  --------  --------
    Total recoveries....................      --       --         54        23
Net charge-offs.........................       33       26       186        47
Allowance for loan losses established in
 connection with the acquisition of Ma-
 trix Bank..............................      556      --        --        --
                                          -------  -------  --------  --------
Provision for loan and valuation losses
 charged to operations..................       15      216       401       143
                                          -------  -------  --------  --------
Balance at end of period................  $   538  $   728  $    943  $  1,039
                                          =======  =======  ========  ========
Ratio of net charge-offs to average
 loans..................................     0.18%    0.03%     0.15%     0.03%
                                          =======  =======  ========  ========
Average loans outstanding during the pe-
 riod...................................  $18,608  $79,393  $121,206  $162,648
                                          =======  =======  ========  ========

  The allowance for loan and valuation losses is increased by the provision for loan and valuation losses (which is charged to operations) for particular loans where management considers ultimate collection to be questionable. The allowance for loan and valuation losses is calculated, in part, based on historical loss experience. In addition, management takes into consideration other factors such as certain qualitative evaluations of individual classified assets, trends in the portfolio, geographic, and portfolio concentrations, new products or markets, evaluations of the changes in the historical loss experience component, and projections of this component into the current and future periods based on current knowledge and conditions. Due to the nature of the Company's loan portfolio, substantially all of the allowance for loan and valuation losses relates to residential loans. However, to the extent that there is diversification and growth in the Company's loan portfolio, particularly for example with respect to construction and commercial real estate loans, the Company's allocation of the provision for loan and valuation losses will change, which could result in an increase in the provision. The ratio of the allowance for loan and valuation losses to total loans was .81%,
 .64%, .49%, and .34% at December 31, 1994, 1995, 1996, and June 30, 1997,
respectively. The allowance for loan and valuation losses is reduced by loans charged off, net of recoveries.

  RISK SENSITIVE ASSETS AND LIABILITIES. A traditional indicator of interest rate risk is gap analysis. Gap analysis focuses on the difference (or gap) between available repricing opportunities for assets and liabilities within defined time periods. If the dollar amount of interest rate sensitive assets is closely matched with the dollar amount of interest rate sensitive liabilities in a given period, then the changes in interest income and interest expense over this time frame should also be closely matched.

  The following table sets forth the estimated maturity or repricing, and the resulting interest rate gap, of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1996. The amounts in the table are derived from internal data of the Company and could be significantly affected by external factors such as changes in prepayment assumptions, early withdrawals of deposits, and competition. Loans held for sale are classified as maturing within one year due to the Company's expectation of selling its loans held for sale within one year.

                                     ESTIMATED MATURITY OR REPRICING
                          --------------------------------------------------------
                          LESS THAN   THREE MONTHS
                            THREE     TO LESS THAN   ONE TO       OVER
                           MONTHS       ONE YEAR   FIVE YEARS  FIVE YEARS  TOTAL
                          ---------   ------------ ----------  ---------- --------
                                         (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Fixed-rate loans.......  $ 34,182      $ 48,288    $ 2,950     $ 5,426   $ 90,846
 Adjustable-rate loans..    27,659        80,709     14,186         --     122,554
 Interest-earning
  deposits..............     9,754           --         --          --       9,754
 FHLB stock.............     2,871           --         --          --       2,871
                          --------      --------    -------     -------   --------
  Total interest-earning
   assets...............    74,466       128,997     17,136       5,426    226,025
Interest-bearing
 liabilities:
 Passbook, NOW and money
  market accounts.......    16,944           --         --          --      16,944
 Certificates of deposit
  over $100,000.........     1,688         2,689      1,080         --       5,457
 Other certificates of
  deposit...............    13,458        36,772     17,548         --      67,778
 FHLB borrowings........    51,250           --         --          --      51,250
 Short term borrowings..    31,504           --         --          --      31,504
 Other borrowings.......       101           738      7,460       2,628     10,927
                          --------      --------    -------     -------   --------
  Total interest-bearing
   liabilities..........   114,945        40,199     26,088       2,628    183,860
                          --------      --------    -------     -------   --------
Interest rate gap.......  $(40,479)     $ 88,798    $(8,952)    $ 2,798   $ 42,165
                          ========      ========    =======     =======   ========
Cumulative interest rate
 gap....................  $(40,479)     $ 48,319    $39,367     $42,165
Gap/assets ratio........    (17.91)%       39.29%     (3.96)%      1.24%
Cumulative gap/assets
 ratio..................    (17.91)%       21.38%     17.42%      18.66%

  Gap analysis attempts to capture interest rate risk, which is attributable to the mismatching of interest rate sensitive assets and liabilities. The actual impact of interest rate movements on the Company's net interest income may differ from that implied by any gap measurement, depending on the direction and magnitude of the interest rate movements, the repricing characteristics of various on and off-balance sheet instruments, as well as competitive pressures. These factors are not fully reflected in the foregoing gap analysis and, as a result, the gap report may not provide a complete assessment of the Company's interest rate risk.

  The generally positive cumulative gap value means that over the periods indicated the assets of the Company will reprice slightly faster than the Company's liabilities. This means generally that, in a rising interest rate environment, net interest income can be expected to increase and that, in a declining interest rate environment, net interest income can be expected to decrease.

  SHORT-TERM BORROWINGS. A primary function of asset and liability management is to assure adequate liquidity. In addition to cash and cash equivalents, the Company relies heavily on short-term borrowing capabilities for liquidity and as funding vehicle. The primary sources for short-term borrowing are the FHLB for Matrix Bank and unaffiliated financial institutions for Matrix Financial. See "--Liquidity and Capital Resources."

  The following table sets forth a summary of the short-term borrowings of the Company during 1994, 1995, and 1996 and as of the end of each such period:

                                        AVERAGE
                                        AMOUNT      MAXIMUM       WEIGHTED
                            AMOUNT    OUTSTANDING OUTSTANDING AVERAGE INTEREST     WEIGHTED
                          OUTSTANDING DURING THE    AT ANY      RATE DURING    AVERAGE INTEREST
                          AT YEAR END   YEAR(1)    MONTH END      THE YEAR     RATE AT YEAR END
                          ----------- ----------- ----------- ---------------- ----------------
                                                 (DOLLARS IN THOUSANDS)
At or for the year ended
 December 31, 1994:
  FHLB borrowings.......    $14,600     $3,071      $15,000         6.94%            6.50%
  Revolving lines of
   credit...............      9,890      4,917       11,042         9.29             9.21
  Repurchase
   agreements...........      2,529      4,320        6,157         8.03             7.18
At or for the year ended
 December 31, 1995:
  FHLB borrowings.......     19,000     17,662       33,000         6.30             6.30
  Revolving lines of
   credit...............     46,833     22,842       46,833         7.57             7.30
  Repurchase
   agreements...........        570      4,559       14,129         8.97             8.70
At or for the year ended
 December 31, 1996:
  FHLB borrowings.......     51,250     35,838       53,650         5.69             5.84
  Revolving lines of
   credit...............     31,504     35,489       60,804         7.17             6.50
  Repurchase
   agreements...........        --         991        4,962        12.58              --

--------
(1) Calculations are based on daily averages where available and monthly averages otherwise.

  PIPELINE MANAGEMENT. In the ordinary course of business, the Company makes commitments to originate residential mortgage loans and holds originated loans until delivery to an investor. Inherent in this business are risks associated with changes in interest rates and the resulting change in the market value of the pipeline loans. The Company mitigates this risk through the use of mandatory and nonmandatory forward commitments to sell loans. As of December 31, 1996, the Company had $62.6 million in pipeline and funded loans offset with mandatory forward commitments of $49.1 million and nonmandatory forward commitments of $8.1 million. As of June 30, 1997, the Company had $56.0 million in pipeline and funded loans offset with mandatory forward commitments of $36.1 million and non-mandatory commitments of $10.8 million. The inherent value of the forward commitments is considered in the determination of the lower of cost or market for such loans.

LIQUIDITY AND CAPITAL RESOURCES

  Liquidity is the ability of the Company to generate funds to support asset growth, satisfy disbursement needs, maintain reserve requirements, and otherwise operate on an ongoing basis. To date, Matrix Capital's principal source of funding for its investing activities has been secured senior debt provided by unaffiliated financial institutions, the issuance of $2.9 million aggregate principal amount of Senior Subordinated Notes in August 1995, a bank stock loan, and the Company's initial public offering. As of June 30, 1997, Matrix Capital had $11.7 million in indebtedness outstanding. The borrowed funds have been used historically as capital injections to Matrix Bank and Matrix Financial, as well as to acquire the office building in Phoenix where Matrix Financial maintains its headquarters. See "Business--Properties."

  The trend experienced over the reported periods of cash used by the Company's operating activities results primarily from the growth that Matrix Bank has experienced in its whole loan purchasing activity. The Company anticipates the trend of a net use of cash from operations to continue for the foreseeable future. This anticipation results from the expected growth at Matrix Bank, which management believes will consist primarily of increased activity in the purchasing of loan portfolios. The Company anticipates such growth will be funded through retail deposits, custodial escrow deposits, directed trust deposits, and FHLB borrowings.

  The Company's principal source of funding for its servicing acquisition activities consists of line of credit facilities provided to Matrix Financial by unaffiliated financial institutions. In prior years, including the year ended December 31, 1996, Matrix Financial relied on various sources for funding its servicing acquisition activities, including servicing acquisition lines, the sale of mortgage servicing rights that were accounted for as financings, and capital contributions from the Company. As of June 30, 1997, Matrix Financial's servicing acquisition facilities aggregated $30.0 million, of which $5.1 million was available to be utilized after deducting drawn amounts. Borrowings under the servicing acquisition lines of credit are secured by mortgage servicing rights owned by Matrix Financial, bear interest at the federal funds rate plus a negotiated margin, and are due at the earlier of the maturity of the mortgage servicing rights or amortized over five to six years from the date of borrowing. At June 30, 1997, $24.9 million was outstanding under the servicing acquisition line and the interest rate on funds outstanding under these facilities at June 30, 1997 was 7.56%.

  The Company's principal source of funding for its loan origination business consists of warehouse lines of credit and sale/repurchase facilities provided to Matrix Financial by financial institutions and brokerage firms. As of June 30, 1997, Matrix Financial's warehouse lines of credit aggregated $60.0 million, of which $23.4 million was available to be utilized. Borrowings under the warehouse lines of credit are secured by all of the mortgage loans funded with warehouse loan proceeds and bear interest at the federal funds rate plus a negotiated margin. At June 30, 1997, $36.6 million was outstanding under the warehouse lines of credit at a weighted average interest rate of 6.96%. As of June 30, 1997, Matrix Financial's sale/repurchase facilities aggregated $20.0 million, with $1.8 million outstanding. Borrowings under the sale/repurchase facilities are secured by all of the mortgage loans funded with sale/repurchase facility proceeds and bear interest at either the prime rate or the LIBOR rate plus a negotiated margin (depending on the facility).

  The Company's principal source of funding for the working capital needs of Matrix Financial consists of working capital facilities provided to Matrix Financial by unaffiliated financial institutions. As of December 31, 1996 and June 30, 1997, Matrix Financial's working capital facilities aggregated $2.5 million and $10.0 million, of which $2.5 million and $900,000 was available, respectively. The amount of credit available for working capital borrowings is a sublimit of the warehouse lines of credit, and therefore, any amounts borrowed are netted against the amount of credit available from the warehouse lines of credit. Borrowings under the working capital facilities are secured by mortgage servicing rights, eligible servicing advance receivables, and eligible delinquent mortgage loans and bear interest at the federal funds rate plus a negotiated margin. At June 30, 1997, $9.1 million was outstanding under the working capital facilities.

  The amounts outstanding as stated above under Matrix Financial's servicing acquisition facility, warehouse lines of credit, sale/repurchase facility, and working capital facility were significantly reduced as a result of the Company's completion of its initial public offering. The net proceeds raised from the public offering were used to reduce balances outstanding on revolving credit facilities. With the acquisition of additional residential mortgage loan servicing portfolios subsequent to the initial public offering, the Company expects to fully utilize all of its credit facilities.

  The credit agreements relating to Matrix Financial's principal sources of funding as described above require Matrix Financial to maintain, among other things, (i) total shareholder's equity of at least $10.0 million plus 100% of capital contributed after January 1, 1997, plus 50% of cumulative quarterly net income, (ii) adjusted net worth, as defined, of at least $12.0 million,
(iii) a servicing portfolio of at least $2.0 billion, and (iv) principal debt of term line borrowings of no more than the lesser of 70% of the appraised value of the mortgage servicing portfolio or 1.25% of the unpaid principal balance of the mortgage servicing portfolio, (v) a ratio of total adjusted debt to adjusted tangible net worth of no more than eight to one, and (vi) a ratio of cash flow to current maturities of long-term debt and any capital leases of at least 1.3 to 1.0.

  In March 1997, the Company refinanced its bank stock loan and increased the credit available under the loan by an additional $6.0 million. The new bank stock loan has two components of the loan, a $2.0 million term loan, which was used to refinance the bank stock loan in place at December 31, 1996, and a revolving line of credit of $6.0 million. In March of 1998, the balance of the revolving line of credit will be converted to a term loan. The additional proceeds from the loan will be used as capital at Matrix Bank. The new bank stock loan requires the Company to maintain (i) total stockholders' equity of $27.5 million plus 100% of all future equity contributions, plus 50% of cumulative quarterly net income, (ii) dividends less than 50% of the Company's net cash income after adjustments, and (iii) total adjusted debt to stockholders' equity less than 4 : 1. At June 30, 1996, the balance under the revolving line of credit was $5.5 million. The Company was in compliance with all but one of these covenants at June 30, 1997 of which the Company received a waiver from the lending financial institution.

  In August 1995, the Company issued $2.9 million in aggregate principal amount of the Senior Subordinated Notes. Interest on the Senior Subordinated Notes is payable semi-annually on January 15 and July 15, and the Senior Subordinated Notes mature on July 15, 2002, with earlier mandatory redemptions of $727,500, or 25% of the Senior Subordinated Notes, scheduled on July 15, 1999, 2000, and 2001, respectively. The Company is restricted from paying cash dividends under the terms of the Senior Subordinated Notes. However, the Company may pay cash dividends in an amount equal to 50% of the consolidated net income of the Company as long as there has been no default under the terms of the Senior Subordinated Notes and as long as the dividend does not exceed 10% of the consolidated net worth of the Company. The Company may redeem the Senior Subordinated Notes, in whole or in part, at any time on or after July 15, 1998, at a redemption price equal to (i) 102% of par through July 14, 1999 and, thereafter, at par, plus (ii) all accrued but unpaid interest. Until February 1997, the Senior Subordinated Notes bore interest at 13% per annum; in February 1997, the interest rate increased to 14% per annum.

  Matrix Bank's primary source of funds for use in lending, purchasing bulk loan portfolios, investing and other general purposes are retail deposits, custodial escrow balances, trust directed deposits, FHLB borrowings, sales of loan portfolios, and proceeds from principal and interest payments on loans. Contractual loan payments and deposit inflows and outflows are a generally predictable source of funds, while loan prepayments and loan sales are significantly influenced by general market interest rates and economic conditions. Borrowings on a short-term basis are used as a cash management vehicle to compensate for seasonal or other reductions in normal sources of funds. Matrix Bank utilizes advances from the FHLB as its primary source for borrowings. At June 30, 1997, Matrix Bank had overnight borrowings from the FHLB of $70.6 million. The custodial escrow balances held by Matrix Bank fluctuate based upon the mix and size of the related servicing rights portfolios. For a tabular presentation of the Company's short-term borrowings, see "--Asset and Liability Management--Short-term Borrowings."

  Matrix Bank offers a variety of deposit accounts having a range of interest rates and terms. Matrix Bank's deposits principally consist of demand deposits and certificates of deposit. The flow of deposits is influenced significantly by general economic conditions, changes in prevailing interest rates, and competition. Matrix Bank's retail deposits are obtained primarily from areas in which it is located and, therefore, its retail deposits are concentrated primarily in Las Cruces and Sun City. Matrix Bank relies principally on customer service, marketing programs, and its relationships with customers to attract and retain these deposits. Matrix Bank currently does not solicit or accept brokered deposits. In pricing deposit rates, management considers profitability, the matching of term lengths with assets, the attractiveness to customers, and rates offered by competitors. Matrix Bank intends to continue its efforts to attract deposits as a primary source of funds to support its lending and investing activities.

  In January 1996, Matrix Bank opened a retail branch in Sun City, Arizona. The Company has been successful in attracting deposits at the Sun City location and this success has been the primary reason for the increased deposit growth that the Company has experienced for the year ended December 31, 1996. In October 1996, Matrix Bank opened a second retail branch in Las Cruces. In February 1997, Sterling Trust moved approximately $80.0 million of deposits from a third party institution to Matrix Bank. The following table sets forth the average balances for each major category of Matrix Bank's deposit accounts and the weighted average interest rates paid for interest-bearing deposits for the periods indicated:

                                      YEAR ENDED DECEMBER 31,
                         -------------------------------------------------- SIX MONTHS ENDED
                               1994             1995             1996         JUNE 30, 1997
                         ---------------- ---------------- ---------------- -----------------
                                 WEIGHTED         WEIGHTED         WEIGHTED          WEIGHTED
                         AVERAGE AVERAGE  AVERAGE AVERAGE  AVERAGE AVERAGE  AVERAGE  AVERAGE
                         BALANCE   RATE   BALANCE   RATE   BALANCE BALANCE  BALANCE    RATE
                         ------- -------- ------- -------- ------- -------- -------- --------
Passbook accounts....... $ 2,788   2.58%  $ 2,394   3.55%  $ 2,389   3.45%  $  2,854   3.92%
NOW accounts............   2,131   1.69     2,460   2.11     2,813   2.24     38,723   3.14
Money market accounts...   7,350   3.20     5,860   4.10     9,151   4.43     46,040   3.68
Time deposits...........  29,273   3.89    33,332   5.42    54,824   5.85     79,020   5.88
                         -------   ----   -------   ----   -------   ----   --------   ----
Total deposits.......... $41,542   3.57%  $44,046   4.96%  $69,177   5.43%  $166,637   4.61%
                         =======   ====   =======   ====   =======   ====   ========   ====

  The following table sets forth the amount of Matrix Bank's certificates of deposit that are greater than $100,000 by time remaining until maturity as of June 30, 1997:

                                                           AS OF JUNE 30, 1997
                                                         -----------------------
                                                                WEIGHTED AVERAGE
                                                         AMOUNT    RATE PAID
                                                         ------ ----------------
                                                         (DOLLARS IN THOUSANDS)
   Three months or less................................. $1,261       5.66%
   Over three months through six months.................    464       6.02
   Over six months through twelve months................  2,542       5.94
   Over twelve months...................................  1,951       6.27
                                                         ------       ----
     Total.............................................. $6,218       5.99%
                                                         ======       ====

  The Company actively monitors Matrix Bank's compliance with regulatory capital requirements. Historically Matrix Bank has increased it core capital through the retention of a portion of its earnings. Matrix Bank's future growth is expected to be achieved through deposit growth, borrowings from the FHLB, and custodial and directed trust deposits from affiliates which is anticipated to require additional capital. The capital requirements related to the anticipated growth will in part be fulfilled through retaining earnings, increasing the Company's bank stock loan, and the use of a portion of the proceeds raised from the sale of the Notes. See "Supervision and Regulation-- Federal Savings Bank Operations--Matrix Bank's Capital Ratios."

  Matrix Bank and Matrix Financial are restricted from paying dividends to Matrix Capital due to restrictions of certain debt agreements and regulatory requirements. At June 30, 1997, the Company was in compliance with all but one of debt covenants of which the Company received a waiver from the lending financial institution. See "Supervision and Regulation."

  In June 1996, the Company purchased 154 acres of land for $1.3 million in cash for the purpose of developing 750 residential and multi-family lots in Ft. Lupton, Colorado. The purchase was completed with operating funds of the Company and a loan from a third-party financial institution. As part of the acquisition, the Company entered into a Residential Facilities Development Agreement (the "Development Agreement") with the City of Ft. Lupton. The Development Agreement is a residential and planned unit development agreement providing for the orderly planning, engineering and development of a golf course and surrounding residential community. The City of Ft. Lupton is responsible for the development of the golf course and the Company is responsible for the development of the surrounding residential lots.

  The Development Agreement sets forth a mandatory obligation on the part of the Company to pay the City of Ft. Lupton pledged enhancement assessments of $600,000. These pledged enhancement assessments require the Company to pay the city a $2,000 fee each time the Company sells a developed residential lot. The Company is obligated to pay a minimum of $60,000 in assessment fees per year beginning in the year 1998 through the year 2007. The Company also entered into a development management agreement with a local developer to complete the development of the land. The terms of the agreement specify that the Company is to earn a preferred rate of return on its investment and, once the initial amount of its investment has been returned plus the preferred rate of return, the remaining profits are split equally. The development management agreement obligates the Company to provide up to an additional $500,000 of funds for development. The Company has no other financial obligations to the developer beyond the $500,000.

  It is anticipated that the Company will obtain a loan from an unaffiliated financial institution for a portion of the future development costs. The Company expects development to begin during the fall of 1997.

INFLATION AND CHANGING PRICES

  The Consolidated Financial Statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as prices of goods and services. The Company discloses the estimated fair market value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107. See Note 14 to the Consolidated Financial Statements included elsewhere herein.

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities ("FAS 125"). This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities and is effective for the above that occur after December 31, 1996. Transactions covered by FAS 125 include securitizations, sales of partial interests in financial assets, repurchase agreements, securities lending, pledges of collateral, loan syndications and participations, sales of receivables with recourse, servicing of mortgages and other loans, and in-substance defeasances. The statement uses a "financial components" approach that focuses on control to determine the proper accounting for financial asset transfers. Under that approach, after financial assets are transferred, an entity would recognize on the balance sheet all assets it controls and liabilities it has incurred. It would remove from the balance sheet those assets it no longer controls and liabilities it has satisfied. If the entity has surrendered control over the transferred assets, the transaction would be considered a sale. Control is considered surrendered only if the assets are isolated from the transferor, the transferee has the right to pledge or exchange the assets or is a qualifying special-purpose entity, and the transferor does not maintain effective control over the assets through an agreement to repurchase or redeem them. If those conditions do not exist, the transfer would be accounted for as a secured borrowing. The Company adopted FAS 125 in the first quarter of 1997, and the effect of such adoption was not material to its consolidated financial statements.

  In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("FAS 128"), which specifies the computation, presentation, and disclosure requirements for earnings per common share ("EPS"). FAS 128 replaces the presentation of primary and fully diluted EPS pursuant to Accounting Principles Board Opinion No. 15 Earnings per Share ("APB 15"), with the presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Company is required to adopt FAS 128 with its December 31, 1997 financial statements and restate all prior-period EPS data. The Company will continue to account for EPS under APB 15 until that time. Management does not expect the adoption of FAS 128 will have a material impact on the Company's consolidated financial statements.

                                   BUSINESS

GENERAL

  Matrix Capital Corporation is a specialized financial services company that, through its Subsidiaries, focuses on mortgage merchant banking by purchasing and selling residential mortgage loans and residential mortgage servicing rights; offering brokerage, consulting and analytical services to other financial services companies and financial institutions; servicing residential mortgage portfolios for investors; originating residential mortgages, and providing real estate management and disposition services. The Company also provides trust administration services to self-directed qualified retirement plans, individual retirement accounts, custodial and self-directed trust accounts, and broker dealer services to individuals and deferred contribution plans. The Company is a unitary thrift holding company that was incorporated in Colorado in June 1993. Based upon management's experience within the industries in which the Company operates, the Company believes that its structure of combining a mortgage banking firm, a mortgage servicing brokering and consulting firm, a federally chartered banking institution, a real estate management and disposition firm, a self-directed trust company and a securities broker/dealer is unique to the financial services industry. This unique structure creates revenue enhancing relationships among the Subsidiaries. Its principal executive offices are located at 1380 Lawrence Street, Suite 1410, Denver, Colorado 80204, and its telephone number is (303) 595-9898.

BUSINESS STRATEGY

  The Company's primary business strategy is to expand its core businesses, while at the same time further capitalize on the revenue-enhancing relationships created by the Company's unique corporate structure. The Company also remains opportunistic and, accordingly, may in the future diversify its business into areas where the Company perceives there to be opportunities complementary in nature to the Company's existing businesses. To implement its business strategy, the Company will focus on the following areas:

  . SHARE KNOWLEDGE, INFORMATION AND BUSINESS OPPORTUNITIES AMONG THE
    SUBSIDIARIES. The Company's corporate structure facilitates the sharing of knowledge, information, and business opportunities among the Subsidiaries, which management believes gives the Company a competitive advantage. The Company continually evaluates ways to better utilize existing relationships developed by the Subsidiaries with their clients and information and knowledge possessed by the Subsidiaries for the potential benefit of the other Subsidiaries of the Company. For example, the Company is currently investigating the possibility of using the existing customer relationships from Matrix Financial's mortgage loan servicing activities to market Matrix Bank's banking services, such as credit card services, consumer loans, and equity lines of credit. In addition, the Company has begun, on a limited basis, to market warehouse and sale/repurchase credit facilities to the smaller mortgage banking companies who are clients of United Financial and who, due primarily to their size, otherwise would not be able to obtain such facilities from the larger financial institutions who traditionally provide such facilities. For a discussion of various synergies among the Subsidiaries, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Relationships Among the Subsidiaries."

  . EXPAND THE COMPANY'S RESIDENTIAL MORTGAGE LOAN SERVICING PORTFOLIO. The
    Company has devoted significant time and resources over the past several years to building an infrastructure capable of efficiently servicing substantially more residential mortgage loans than it does at present. Given the existing base of servicing employees at Matrix Financial and the size of the servicing platform in which the servicing operation is maintained, the Company believes that it now has the capacity to increase the number of residential mortgage loans that it services. Growth in the size of the servicing portfolio would likely reduce the average cost of servicing a loan and allow the Company to grow Matrix Bank since the non-interest bearing custodial escrow accounts held at Matrix Bank would increase in proportion to the size of the Company's residential mortgage loan servicing portfolio.

  . DIVERSIFY REVENUE SOURCES THROUGH EXPANSION INTO COMPLEMENTARY BUSINESS
    AREAS. The Company continually evaluates the development of new business lines and potential acquisitions of financial services businesses that management believes are complementary to the Company's existing businesses.

   Such new business lines would allow the Company to leverage its management expertise, customer relationships, existing capital, and corporate structure. As examples of this strategy, the Company formed the B/C Lending Division of Matrix Financial in June 1996, started a national call center for solicitations of loans at Matrix Financial in May 1996, and acquired Vintage in February 1997.

BROKERAGE AND CONSULTING SERVICES

  BROKERAGE SERVICES. United Financial operates as a national, full-service mortgage servicing broker. It is capable of analyzing, packaging, marketing, and closing servicing portfolio and selected corporate merger and acquisition transactions. United Financial markets its services to all types and sizes of market participants, thereby developing diverse relationships. United Financial has provided brokerage services to each of the following clients during the last 12 months:

  Banc One Mortgage Corporation          Knutson Mortgage
  Bank of America                        Mellon Mortgage Corporation
  Chase Manhattan Mortgage Corporation   NVR Mortgage Finance, Inc.
  First of America Loan Services, Inc.   Principal Residential Mortgage, Inc.
  Firstar Bank                           Resource Bancshares Mortgage Group

  The Company believes that the client relationships developed by United Financial through its national network of contacts with commercial banks, mortgage companies, savings associations, and other institutional investors represent a significant competitive advantage and form the basis for United Financial's national market presence. These contacts also enable United Financial to identify prospective clients for other Subsidiaries and make referrals where appropriate.

  The secondary market for purchasing and selling mortgage servicing rights has become increasingly more active since its inception during the early 1980s. While servicing rights are the primary asset of most mortgage companies, other institutions such as commercial banks and savings associations also build portfolios of mortgage servicing rights, which can serve as significant source of non-interest income. Most institutions that own mortgage servicing rights have found that careful management of these assets is necessary due to their susceptibility to interest rate cycles, changing prepayment patterns of mortgage loans, and fluctuating earnings rates achieved on custodial escrow balances. With the implementation of FAS 122, which requires companies to capitalize originated mortgage servicing rights, management of mortgage servicing assets has become even more critical. These managerial efforts, combined with interest rate sensitivity of the assets and the growth strategies of market participants, create constantly changing supply and demand and, therefore, price levels in the secondary market for mortgage servicing rights.

  The sale and transfer of mortgage servicing rights occur in a market that is inefficient and often requires an intermediary to facilitate matching buyers and sellers. Prices are unpublished and closely guarded by market participants, unlike most other major financial secondary markets. This lack of pricing information complicates an already difficult process of differentiating between servicing product types, evaluating regional, economic and socioeconomic trends, and predicting the impact of interest rate movements. Due to its significant contacts, United Financial has access to information on the availability of mortgage servicing portfolios and helps bring together interested buyers and sellers.

  CONSULTING AND ANALYTIC SERVICES. The analytics group of United Financial has developed expertise in helping companies implement and, on an ongoing basis, track their FAS 122 valuations and analyses. Expansion into the FAS 122 valuations arena represented a logical progression for United Financial. In connection with the consulting services performed by United Financial on pools of mortgage servicing rights held for sale by United Financial's clients, United Financial performed many of the same types of analyses required by FAS
122. Therefore, United Financial was able to enhance its existing valuation models and create a software program that could be customized to fit its customers' many different needs and unique situations in performing FAS 122 analyses. In addition, United Financial has the infrastructure and management information system capabilities necessary to undertake the complex analyses required by FAS 122. Many of the companies affected by the implementation of FAS 122 have determined to outsource this function to a third party rather than dedicate the resources necessary to develop systems for and perform their own FAS 122 valuations. To provide an additional consulting service to the mortgage banking industry, the Company formed UCM in December 1996. FAS 122 requires that servicing portfolios be valued at lower of cost or market. As a result, the management of the servicing asset has become a critical component to the holders of mortgage servicing rights. Due to the of risk of companies incurring an impairment of their servicing portfolio, the need to hedge has become much more prevalent. UCM will market to many of the same companies as United Financial and will focus its efforts on providing hedging strategies for institutional clients servicing portfolios. Management believes that providing these consulting and analytic services enhances the Company's ability to attract and retain client relationships.

RESIDENTIAL LOAN SERVICING ACTIVITIES

  RESIDENTIAL MORTGAGE LOAN SERVICING. Matrix Financial and Matrix Bank each has its own mortgage servicing portfolio, but the Company conducts its servicing activities exclusively through Matrix Financial. Matrix Bank's mortgage servicing rights are subserviced under a contract with Matrix Financial. At June 30, 1997, Matrix Financial serviced approximately $3.1 billion of mortgage loans, including $458.6 million for Matrix Bank and $106.9 million subserviced for non-affiliates of the Company.

  Servicing mortgage loans involves a contractual right to receive a fee for processing and administering loan payments. This processing involves collecting monthly mortgage payments on behalf of investors, reporting information to those investors on a monthly basis and maintaining custodial escrow accounts for the payment of principal and interest to investors and property taxes and insurance premiums on behalf of borrowers. These payments are held in custodial escrow accounts at Matrix Bank, where the money can be invested by the Company in interest-earning assets at returns that historically have been greater than could be realized by the Company using the custodial escrow deposits as compensating balances to reduce the effective borrowing cost on existing warehouse credit facilities.

  As compensation for its mortgage servicing activities, the Company receives servicing fees, usually ranging from 0.25% to 0.75% per annum of the loan balances serviced, plus any late charges collected from delinquent borrowers and other fees incidental to the services provided. At December 31, 1996, the Company's weighted average servicing fee was 0.40%. In the event of a default by the borrower, the Company receives no servicing fees until the default is cured.

  Servicing is provided on mortgage loans on a recourse or nonrecourse basis. The Company's policy is to accept only a limited number of servicing assets on a recourse basis. As of December 31, 1995 and 1996, on the basis of outstanding principal balances only 0.7% and 0.4%, respectively, of the mortgage servicing contracts owned by the Company involved recourse servicing. To the extent that servicing is done on a recourse basis, the Company is exposed to credit risk with respect to the underlying loan in the event of a repurchase. Additionally, many of the nonrecourse mortgage servicing contracts owned by the Company require the Company to advance all or part of the scheduled payments to the owner of the mortgage loan in the event of a default by the borrower. Many owners of mortgage loans also require the servicer to advance insurance premiums and tax payments on schedule even though sufficient escrow funds may not be available. The Company, therefore, must bear the funding costs associated with making such advances. If the delinquent loan does not become current, these advances are typically recovered at the time of the foreclosure sale. Foreclosure expenses are generally not fully reimbursable by the FNMA, FHLMC or the GNMA, for whom the Company provides significant amounts of mortgage loan servicing.

  Mortgage servicing rights represent a contract right to service and not a beneficial ownership interest in underlying mortgage loans. Failure to service the loans in accordance with contract requirements may lead to the termination of the servicing rights and the loss of future servicing fees. To date, there have been no terminations of mortgage servicing rights by any mortgage loan owners because of the Company's failure to service the loans in accordance with its contractual obligations.

  In order to track information on its servicing portfolio, the Company utilizes a data processing system provided by Alltel, one of the largest mortgage banking service bureaus in the United States. Management believes that this system gives the Company sufficient capacity to support anticipated expansion of its residential mortgage loan servicing portfolio.

  The following table sets forth certain information regarding the composition of the Company's mortgage servicing portfolio (excluding loans subserviced for others) as of the dates indicated:

                                                   AS OF
                             -------------------------------------------------
                             DECEMBER 31, DECEMBER 31, DECEMBER 31,  JUNE 30,
                                 1994         1995         1996        1997
                             ------------ ------------ ------------ ----------
                                              (IN THOUSANDS)
FHA--insured/VA guaranteed
 residential................  $   28,630   $   37,135   $  318,145  $  718,531
Conventional loans..........     980,003    1,544,808    2,171,016   2,248,202
Other loans.................      33,152       14,442       15,875      13,846
                              ----------   ----------   ----------  ----------
  Total mortgage servicing
   portfolio................  $1,041,785   $1,596,385   $2,505,036  $2,980,579
                              ==========   ==========   ==========  ==========
Fixed rate loans............  $  669,933   $1,073,803   $1,986,599  $2,418,843
Adjustable rate loans.......     371,852      522,582      518,437     561,736
                              ----------   ----------   ----------  ----------
  Total mortgage servicing
   portfolio................  $1,041,785   $1,596,385   $2,505,036  $2,980,579
                              ==========   ==========   ==========  ==========

  The following table shows the delinquency statistics for the mortgage loans serviced by the Company (excluding loans subserviced for others) compared with national average delinquency rates as of the dates presented:

                                                  AS OF
                  --------------------------------------------------------------------
                         DECEMBER 31, 1994                DECEMBER 31, 1995
                  -------------------------------- -----------------------------------
                                         NATIONAL                         NATIONAL
                         COMPANY        AVERAGE(1)        COMPANY        AVERAGE(2)
                  --------------------- ---------- --------------------- -------------
                            PERCENTAGE                       PERCENTAGE
                   NUMBER  OF SERVICING PERCENTAGE  NUMBER  OF SERVICING PERCENTAGE
                  OF LOANS PORTFOLIO(5)  OF LOANS  OF LOANS PORTFOLIO(5)  OF LOANS
                  -------- ------------ ---------- -------- ------------ -------------
Loans delinquent
for:
 30-59 days......    648       3.28%       2.76%      843       3.37%       3.07%
 60-89 days......    223       1.13        0.67       195       0.78        0.70
 90 days and
 over............    287       1.46        0.74       166       0.67        0.71
                   -----       ----        ----     -----       ----        ----
 Total
 delinquencies...  1,158       5.87%       4.17%    1,204       4.82%       4.48%
                   =====       ====        ====     =====       ====        ====
 Foreclosures....    236       1.20%       0.86%      277       1.11%       0.87%
                   =====       ====        ====     =====       ====        ====

                                            AS OF
                    -----------------------------------------------------
                          DECEMBER 31, 1996            JUNE 30, 1997(4)
                    ------------------------------- ---------------------
                                          NATIONAL
                          COMPANY        AVERAGE(3)        COMPANY
                    -------------------- ---------- ---------------------
                             PERCENTAGE                       PERCENTAGE
                    NUMBER  OF SERVICING PERCENTAGE  NUMBER  OF SERVICING
                    OF LOANS PORTFOLIO(5)  OF LOANS  OF LOANS PORTFOLIO(5)
                    -------- ------------ ---------- -------- ------------
Loans delinquent
for:
 30-59 days......   2,607       5.45%       3.04%    3,152       5.43%
 60-89 days......     667       1.40        0.71       679       1.17
 90 days and
 over............     684       1.43        0.62       761       1.31
                    -----       ----        ----     -----       ----
 Total
 delinquencies...   3,958       8.28%       4.37%    4,592       7.91%
                    =====       ====        ====     =====       ====
 Foreclosures....     264       0.55%       1.03%      519       0.89%
                    =====       ====        ====     =====       ====

----
(1) Source: Mortgage Bankers Association, "Delinquency Rates of 1- to 4-Unit Residential Mortgage Loans" (Seasonally Adjusted) (March 7, 1995 report).
(2) Source: Mortgage Bankers Association, "Delinquency Rates of 1- to 4-Unit Residential Mortgage Loans" (Seasonally Adjusted) (March 14, 1996 report).
(3) Source: Mortgage Bankers Association, "Delinquency Rates of 1- to 4-Unit Residential Mortgage Loans" (Seasonally Adjusted) (March 6, 1997 report).
(4) Data regarding National Average for June 30, 1997 not available as of the date hereof.
(5) Delinquencies and foreclosures generally exceed the national average due to high rates of delinquencies and foreclosures on certain bulk loan and bulk servicing portfolios acquired by the Company at a discount. In the fourth quarter of 1996, the Company acquired a seasoned servicing portfolio which had higher delinquencies primarily in the 30 day category. The higher delinquencies were considered in the pricing of the portfolio.

  During periods of declining interest rates, prepayments of mortgage loans increase as homeowners seek to refinance at lower interest rates, resulting in a decrease in the value of the servicing portfolio. Mortgage loans with higher interest rates are more likely to result in prepayments. The following table sets forth certain information regarding the number and aggregate principal balance of the mortgage loans serviced by the Company, including both fixed and adjustable rate loans (excluding loans subserviced for others), at various mortgage interest rates:

                                                 AS OF
                   -------------------------------------------------------------------
                          DECEMBER 31, 1994                DECEMBER 31, 1995
                   -------------------------------- ----------------------------------
                                        PERCENTAGE                       PERCENTAGE
                            AGGREGATE  OF AGGREGATE          AGGREGATE  OF AGGREGATE
                    NUMBER  PRINCIPAL   PRINCIPAL    NUMBER  PRINCIPAL   PRINCIPAL
       RATE        OF LOANS  BALANCE     BALANCE    OF LOANS  BALANCE     BALANCE
       ----        -------- ---------- ------------ -------- ---------- --------------
                                    (DOLLARS IN THOUSANDS)
Less than 7.00%...   2,113  $  162,274     15.58%     2,781  $  218,914     13.71%
 7.00%-- 7.99%....   3,798     204,024     19.58      7,386     576,255     36.10
 8.00%-- 8.99%....   4,894     261,630     25.11      7,160     442,634     27.73
 9.00%-- 9.99%....   4,314     200,025     19.20      4,460     191,549     12.00
10.00%--10.99%....   2,179     142,504     13.68      2,005     125,544      7.86
11.00%--11.99%....     756      33,772      3.24        519      24,220      1.52
12.00% and over...   1,667      37,556      3.61        647      17,269      1.08
                    ------  ----------    ------     ------  ----------    ------
  Total...........  19,721  $1,041,785    100.00%    24,958  $1,596,385    100.00%
                    ======  ==========    ======     ======  ==========    ======

                                                 AS OF
                   ------------------------------------------------------------------
                           DECEMBER 31, 1996                  JUNE 30, 1997
                    -------------------------------- --------------------------------
                                         PERCENTAGE                       PERCENTAGE
                             AGGREGATE  OF AGGREGATE          AGGREGATE  OF AGGREGATE
                     NUMBER  PRINCIPAL   PRINCIPAL    NUMBER  PRINCIPAL   PRINCIPAL
       RATE         OF LOANS  BALANCE     BALANCE    OF LOANS  BALANCE     BALANCE
       ----         -------- ---------- ------------ -------- ---------- ------------
                                       (DOLLARS IN THOUSANDS)
Less than 7.00%...    3,545  $  145,720      5.82%     2,985  $  159,762      5.36%
 7.00%-- 7.99%....   12,269     726,800     29.01     11,989     724,652     24.31
 8.00%-- 8.99%....   14,011     838,215     33.46     18,667   1,043,687     35.02
 9.00%-- 9.99%....    9,567     413,598     16.51     15,106     652,578     21.89
10.00%--10.99%....    6,322     301,837     12.05      9,246     397,373     13.33
11.00%--11.99%....    1,144      45,111      1.80         31       2,527      0.09
12.00% and over...      924      33,755      1.35        --          --        --
                     ------  ----------    ------     ------  ----------    ------
  Total...........   47,782  $2,505,036    100.00%    58,024  $2,980,579    100.00%
                     ======  ==========    ======     ======  ==========    ======

  Loan administration fees decrease as the principal balance on the outstanding loan decreases and as the remaining time to maturity of the loan shortens. The following table sets forth certain information regarding the remaining maturity of the mortgage loans serviced by the Company (excluding loans subserviced for others) as of the dates shown:

                                                         AS OF
                   ------------------------------------------------------------------------------------
                               DECEMBER 31, 1994                         DECEMBER 31, 1995
                   ----------------------------------------- -----------------------------------------
                                                  PERCENTAGE                                PERCENTAGE
                            PERCENTAGE   UNPAID     UNPAID            PERCENTAGE   UNPAID     UNPAID
                    NUMBER  OF NUMBER  PRINCIPAL  PRINCIPAL   NUMBER  OF NUMBER  PRINCIPAL  PRINCIPAL
     MATURITY      OF LOANS  OF LOANS    AMOUNT     AMOUNT   OF LOANS  OF LOANS    AMOUNT     AMOUNT
     --------      -------- ---------- ---------- ---------- -------- ---------- ---------- ----------
                                               (DOLLARS IN THOUSANDS)
 1-- 5 years.....    2,116     10.73%  $   43,818     4.21%    3,077     12.33%  $   60,496     3.79%
 6--10 years.....    5,538     28.08      125,648    12.06     4,898     19.62      118,928     7.45
11--15 years.....    4,131     20.95      155,598    14.94     5,263     21.09      302,332    18.94
16--20 years.....    1,529      7.75       92,028     8.83     2,608     10.45      168,166    10.53
21--25 years.....    3,989     20.23      322,703    30.98     4,880     19.55      472,613    29.61
More than 25
years............    2,418     12.26      301,990    28.98     4,232     16.96      473,850    29.68
                    ------    ------   ----------   ------    ------    ------   ---------    ------
 Total...........   19,721    100.00%  $1,041,785   100.00%   24,958    100.00%  $1,596,385   100.00%
                    ======    ======   ==========   ======    ======    ======   ==========   ======

                                                         AS OF
                   ------------------------------------------------------------------------------------
                               DECEMBER 31, 1996                           JUNE 30, 1997
                   ----------------------------------------- -----------------------------------------
                                                  PERCENTAGE                                PERCENTAGE
                            PERCENTAGE   UNPAID     UNPAID            PERCENTAGE   UNPAID     UNPAID
                    NUMBER  OF NUMBER  PRINCIPAL  PRINCIPAL   NUMBER  OF NUMBER  PRINCIPAL  PRINCIPAL
     MATURITY      OF LOANS  OF LOANS    AMOUNT     AMOUNT   OF LOANS  OF LOANS    AMOUNT     AMOUNT
     --------      -------- ---------- ---------- ---------- -------- ---------- ---------- ----------
                                               (DOLLARS IN THOUSANDS)
 1-- 5 years.....     5,020     10.51%  $   77,136     3.08%    7,714     13.29%  $   95,994     3.22%
 6--10 years.....     8,784     18.39      184,629     7.37    11,711     20.18      271,376     9.11
11--15 years.....     6,418     13.43      340,282    13.58    14,589     25.14      621,569    20.85
16--20 years.....    14,066     29.44      566,862    22.63     8,608     14.84      502,519    16.86
21--25 years.....     7,006     14.66      545,336    21.77     6,166     10.63      536,792    18.01
More than 25
years............     6,488     13.57      790,791    31.57     9,236     15.92      952,329    31.95
                     ------    ------   ----------   ------    ------    ------   ----------   ------
 Total...........    47,782    100.00%  $2,505,036   100.00%   58,024    100.00%   2,980,579   100.00%
                     ======    ======   ==========   ======    ======    ======   ==========   ======


  The following table sets forth the geographic distribution of the mortgage loans (including delinquencies) serviced by the Company (excluding loans subserviced for others) by state:

                                                         AS OF
                   ---------------------------------------------------------------------------------
                              DECEMBER 31, 1994                        DECEMBER 31, 1995
                   ---------------------------------------- ----------------------------------------
                                     PERCENTAGE PERCENTAGE                    PERCENTAGE PERCENTAGE
                                         OF         OF                            OF         OF
                   NUMBER AGGREGATE  AGGREGATE     TOTAL    NUMBER AGGREGATE  AGGREGATE     TOTAL
                     OF   PRINCIPAL  PRINCIPAL   DELINQS.     OF   PRINCIPAL  PRINCIPAL   DELINQS.
     MATURITY      LOANS   BALANCE    BALANCE   BY STATE(1) LOANS   BALANCE    BALANCE   BY STATE(1)
     --------      ------ ---------- ---------- ----------- ------ ---------- ---------- -----------
CA(2)............   2,822 $  343,135    32.94%     29.24%    4,948 $  533,590    33.42%     39.04%
TX(2)............     945     25,721     2.47       6.64     4,291    265,242    16.62       7.31
NY...............     943     36,831     3.54       7.49       532     32,620     2.04       3.49
MD...............   1,828    104,384    10.02       4.80     1,628     93,495     5.86       4.65
AZ...............   4,132    145,980    14.01       7.49     3,787    139,038     8.71       7.89
MA...............     353     21,625     2.08       3.53       890     83,593     5.24       2.82
Other(3).........   8,698    364,109    34.94      40.81     8,882    448,807    28.11      34.80
                   ------ ----------   ------     ------    ------ ----------   ------     ------
 Total...........  19,721 $1,041,785   100.00%    100.00%   24,958 $1,596,385   100.00%    100.00%
                   ====== ==========   ======     ======    ====== ==========   ======     ======

                                                        AS OF
                   --------------------------------------------------------------------------------
                              DECEMBER 31, 1996                          JUNE 30, 1997
                   --------------------------------------- ----------------------------------------
                                     PERCENTAGE PERCENTAGE                   PERCENTAGE PERCENTAGE
                                         OF         OF                           OF         OF
                   NUMBER AGGREGATE  AGGREGATE     TOTAL    NUMBER AGGREGATE AGGREGATE     TOTAL
                     OF   PRINCIPAL  PRINCIPAL   DELINQS.     OF   PRINCIPAL PRINCIPAL   DELINQS.
     MATURITY      LOANS   BALANCE    BALANCE   BY STATE(1) LOANS   BALANCE   BALANCE   BY STATE(1)
     --------      ------ ---------- ---------- ----------- ------ --------- ---------- -----------
CA(2)............   6,971 $  680,075    27.15%     14.60%    7,899 $ 770,594    25.85%     11.52%
TX(2)............  12,257    410,892    16.40      37.34    15,333   538,120    18.05      32.01
NY...............   2,396    214,228     8.55       3.87     2,238   202,280     6.79       2.37
MD...............   2,415    133,298     5.32       2.17     2,745   151,357     5.08       2.70
AZ...............   3,265    128,251     5.12       4.17     3,292   128,219     4.30       2.77
MA...............     953     81,170     3.24       1.37       904    75,872     2.55       1.05
Other(3).........  19,525    857,122    34.22      36.48    25,613 1,114,137    37.38      47.58
                   ------ ----------   ------     ------    ------ ---------   ------     ------
 Total...........  47,782 $2,505,036   100.00%    100.00%   58,024 2,980,579   100.00%    100.00%
                   ====== ==========   ======     ======    ====== =========   ======     ======

----
(1) In terms of number of loans outstanding.
(2) The concentration in California and Texas does not reflect a business strategy of the Company but rather the pursuit of specific opportunities.
(3) No other state accounted for greater than 5.0%, based on aggregate principal balances, of the Company's mortgage loan servicing portfolio as of June 30, 1997.

  ACQUISITION OF SERVICING RIGHTS. The Company acquires substantially all of its mortgage servicing rights in the secondary market. The secondary market for purchasing and selling mortgage servicing rights is inefficient in several respects, including the lack of a centralized exchange for conducting trading, the lack of definitive market prices, and the lack of conformity in modeling assumptions. The industry expertise of United Financial's and Matrix Financial's employees allows the Company to capitalize upon these inefficiencies when acquiring mortgage servicing rights. Prior to completing any such acquisition, the Company analyzes a wide range of characteristics of each portfolio considered for purchase. This analysis includes projecting revenues and expenses and reviewing geographic distribution, interest rate distribution, loan-to-value ratios, outstanding balances, delinquency history, and other pertinent statistics. Due diligence is performed either by Matrix Financial's employees or a designated independent contractor on a representative sample of the mortgages involved. The purchase price is based on the present value of the expected future cash flow, calculated by using a discount rate and loan prepayment assumptions that management considers to be appropriate to reflect the risk associated with the investment.

  SERVICING SALES. The Company periodically sells its purchased mortgage servicing portfolios and generally sells all of its originated mortgage loan servicing rights. Such sales increase revenue, as reflected in loan origination income and gain on sale of servicing, and generate cash at the time of sale, but reduce future servicing fee income. Originated mortgage servicing rights were sold on a bulk and flow basis on loans having an aggregate principal amount of $303.3 million and $119.9 million during the year ended December 31, 1996 and the six months ended June 30, 1997, respectively. Periodically, the Company may also sell purchased mortgage servicing rights to restructure its portfolio or generate revenues. Purchased mortgage servicing rights were sold on loans having an aggregate principal amount of $646.0 million and $988.5 million during the year ended December 31, 1996 and the six months ended June 30, 1997, for net gains of $3.2 million and $2.4 million, respectively.

  The Company anticipates that it will continue to adhere to its policy of selling substantially all of its originated mortgage servicing rights. The Company also may sell purchased mortgage servicing rights. Management intends to base decisions regarding future mortgage servicing sales upon the Company's cash requirements, purchasing opportunities, capital needs, earnings and the market price for mortgage servicing rights. During a quarter in which a sale occurs, reported income will tend to be greater than if such sale had not occurred during that quarter. Prices obtained for mortgage servicing rights vary depending on servicing fee rates, anticipated prepayment rates, average loan balances, remaining time to maturity, servicing costs, custodial escrow balances, delinquency and foreclosure experience, and purchasers' required rates of return.

  In the ordinary course of selling mortgage servicing rights, the Company, in accordance with industry standards, makes certain representations and warranties to purchasers of mortgage servicing rights. If a loan defaults when there has been a breach of representations or warranties and the Company has no third-party recourse, the Company may become liable for the unpaid principal and interest on defaulted loans. In such a case, the Company may be required to repurchase the mortgage loan and bear any subsequent loss on the loan. In connection with any purchases by the Company of mortgage servicing rights, the Company also is exposed to liability to the extent that an originator or seller of the servicing rights is unable to honor its representations and warranties. During 1996 and the first six months of 1997, the Company recognized losses of $150,000 and $259,000, respectively, on loan repurchases resulting from a particular servicing portfolio purchased by the Company. The Company does not anticipate any additional material losses with respect to this or any other servicing portfolio due to breaches of representations and warranties; however, there can be no assurance that the Company will not experience such losses.

PURCHASE AND SALE OF BULK LOAN PORTFOLIOS

  LOAN PURCHASES. In addition to its traditional mortgage loan origination and servicing-related activities, the Company makes bulk purchases of mortgage loans through Matrix Bank. The Company believes that its structure provides advantages over its competitors in the purchase of bulk mortgage loan packages. United Financial, through its networking within the mortgage banking industry, is able to refer to Matrix Bank mortgage banking companies that are interested in selling mortgage loan portfolios. The direct contacts reduce the number of portfolios that must be purchased through competitive bid situations, thereby reducing the cost associated with the acquisition of bulk mortgage loan portfolios.

  Because the Company services mortgage loans for more than 200 private investors, including banks, savings associations, and insurance companies, it is presented with opportunities to purchase the underlying mortgages. In many cases, the mortgage loans increase in value solely due to the increased liquidity provided by uniting ownership of the mortgage servicing rights with the underlying mortgage loans. As servicer, Matrix Financial possesses information about the quality and performance history related to each of these loans, and, in many cases, the Company acts as custodian for the legal and credit documents on the underlying loans. With such information available, the Company is in a position to negotiate advantageous pricing on loans, which provides the Company an opportunity to resell the mortgage loans at a higher price (an "arbitrage" opportunity). Controlling ownership of the mortgage servicing and the underlying mortgage loan provides the Company maximum arbitrage opportunity in a sale. During the year ended December 31, 1996 and first six months of 1997, the Company made bulk purchases of approximately $159.0 million and $208.5 million in mortgage loans, respectively.

  TYPES OF LOANS PURCHASED. The Company reviews many loan portfolios for prospective acquisition. The Company primarily focuses on acquiring seasoned first lien priority loans secured primarily by one-to-four single family residential properties valued at less than $350,000. The purchased loan portfolios typically include both fixed and adjustable rate mortgage loans. Mortgage loan portfolios are purchased from various sellers who, in some cases, have originated the loans; but in most cases such sellers have acquired the loan portfolios in bulk purchases.

  The Company considers several factors prior to the purchase. Among others, the Company considers the product type, the current loan balance, the current interest rate environment, the seasoning of the mortgage loans, payment histories, geographic location of the underlying collateral, price, the current liquidity of the Company, and the product mix in its existing mortgage loan portfolio.

  In many cases, the mortgage loan portfolios that the Company acquires are purchased at a discount to par. Some of the loans in these portfolios are considered performing loans that have had payment problems in the past or have had document deficiencies. These types of portfolios afford the Company an arbitrage opportunity if the purchase discount on such portfolios accurately reflects the additional risks associated with purchasing these types of loans. Loan document deficiencies are identified in the due diligence process and, to the extent practical, are cured by the Company prior to reselling the loans. The Company also analyzes the payment history on each mortgage loan portfolio. Many prior problems may be a result of inefficient servicing or may be attributable to several servicing transfers of the loans over a short period of time. Because many considerations may impact pricing or yield, each loan package evaluated is priced based on the specific underlying loan characteristics. The Company purchased fewer loan portfolios at a discount in 1996 and the first six months of 1997, versus historical levels. The higher prices paid in the first six months of 1997 and the years ended 1996 and 1995 resulted primarily from the Company acquiring loan portfolios believed to have better payment histories and fewer document deficiencies on average.

  DUE DILIGENCE. The Company performs comprehensive due diligence on each mortgage loan portfolio that the Company desires to purchase on a bulk basis. These procedures consist of analyzing a representative sample of the mortgage loans in the portfolio and are typically performed by Company employees, but occasionally are outsourced to third party contractors. The underwriter takes into account many factors in analyzing the sample of mortgage loans in the subject portfolio, including the general economic conditions in the geographic area or areas in which the underlying residential properties are situated, the loan-to-value ratios on the underlying loans, the payment histories of the borrowers, and other pertinent statistics. In addition, the underwriter attempts to verify that each sample loan conforms to the standards for loan documentation set by FNMA and FHLMC and, in cases where a significant portion of the sample loans contains non-conforming documentation, the Company assesses the additional risk involved in purchasing such loans. Once the underwriting and due diligence process is complete, the Company categorizes each loan pool into one of four categories. This process helps the Company determine whether the mortgage loan portfolio meets the Company's investment criteria and, if it does, the range of pricing that the Company feels is appropriate.

  LOAN SALES. Substantially all of the mortgage loans in the Company's loan portfolio are classified as held for sale. The Company continually monitors the secondary market for purchases and sales of mortgage loan portfolios and typically undertakes a sale of a particular loan portfolio held by the Company in an attempt to "match" an anticipated bulk purchase of a particular mortgage loan portfolio or to generate current period earnings and cash flow. To the extent that the Company is unsuccessful in matching its purchases and sales of mortgage loans, the Company may have excess capital at Matrix Bank, resulting in less than optimum leverage and capital ratios. During the year ended December 31, 1996 and the first six months of 1997, the Company made bulk sales of approximately $79.0 million and $38.4 million in loans, for gains on sale of bulk mortgage loans of $3.4 million and $964,000, respectively.

RESIDENTIAL MORTGAGE LOAN ORIGINATION

  WHOLESALE ORIGINATIONS. The Company originates residential mortgage loans primarily on a wholesale basis through Matrix Financial. For the year ended December 31, 1996 and the six months ended June 30, 1997, Matrix Financial originated a total of $583.3 million and $192.7 million in wholesale residential mortgage loans, respectively.

  Matrix Financial's source of mortgage loan originations is its wholesale division, which originates mortgage loans through approved independent mortgage loan brokers that qualify to participate in Matrix Financial's program through a formal application process that includes an analysis of the broker's financial condition and sample loan files, as well as the broker's reputation, general lending expertise and references. As of June 30, 1997, Matrix Financial had approved relationships with approximately 500 mortgage loan brokers. From Matrix Financial's offices in Atlanta, Denver, and Phoenix, the sales staff solicit mortgage loan brokers throughout the Southeastern and Rocky Mountain areas of the United States for loan packages that meet Matrix Financial's criteria. Mortgage loans submitted by brokers are funded after being underwritten by Matrix Financial.

  Mortgage loan brokers act as intermediaries between borrowers and Matrix Financial in arranging mortgage loans. Matrix Financial, as an approved FNMA, FHLMC, and GNMA seller/servicer, provides such brokers access to the secondary market for the sale of mortgage loans that they otherwise cannot access because they do not meet the applicable seller/servicer net worth requirements. Matrix Financial attracts and maintains relationships with mortgage loan brokers by offering a variety of services and products.

  By concentrating on wholesale mortgage banking services through independent mortgage loan brokers, Matrix Financial is able to originate mortgage loans in a cost-effective manner. Historically, retail mortgage loan origination has involved higher fixed overhead costs such as offices, furniture, computer equipment, and telephones, as well as additional personnel costs such as sales representatives and loan processors. By limiting the number of offices and personnel needed to generate business, Matrix Financial has transferred the overhead burden of mortgage origination to the independent mortgage loan brokers that originate the loans. As a result, Matrix Financial can match its origination costs more directly to loan origination volume so that a substantial portion of its costs are variable rather than fixed.

  In June 1996, the Company implemented a program to supplement its product offerings made through its wholesale loan origination networks by adding products tailored to borrowers who are unable or unwilling to obtain mortgage financing from conventional mortgage sources. The borrowers who need this type of loan product often have impaired or unsubstantiated credit histories and/or unverifiable income and require or seek a high degree of personalized services and swift response to their loan applications. As a result, these borrowers generally are not averse to paying higher interest rates that the Company will charge for this loan product type as compared with the interest rates charged by conventional lending sources. The Company has established classifications with respect to the credit profiles of these borrowers. The classifications range from A-minus through D depending upon a number of factors, including the borrowers's credit history and employment status classifications with respect to the credit profiles of these borrowers. To date, the operations of the B/C Lending Division have not been material to those of the Company.

  RETAIL ORIGINATIONS. On a limited basis, and primarily in order to serve the communities in which it operates, Matrix Bank originates residential loans on a retail basis through its branches in Las Cruces, New Mexico and Sun City, Arizona. In early 1997, the Bank opened a lending branch in Evergreen, Colorado, which is anticipated to increase the amount of Matrix Bank's retail originations. This location will primarily originate residential construction loans and some commercial loans primarily in the local market place. It is anticipated that the construction loans will be converted to permanent mortgage loans and funded through Matrix Bank. The retail loans originated by Matrix Bank consist of a broad range of residential (both at fixed and at adjustable rates) and on a more limited basis, consumer loan products, commercial real estate loans and commercial business loans.

  In addition, in May 1997, the Company started a national call center as a division of Matrix Financial. The call center will solicit the customers of the Company under various loan programs that will be sold to third party investors.

  QUALITY CONTROL. The Company has a loan quality control process designed to ensure sound lending practices and compliance with FNMA, FHLMC, and applicable private investor guidelines. Prior to funding any wholesale or retail loan, the Company performs a pre-funding quality control audit that consists of the verification of a borrower's credit and employment and utilizes a detailed checklist. Subsequent to funding, the Company on a monthly basis selects 10% of all closed loans for a detailed audit conducted by its own personnel or a third-party service provider. The quality control process entails performing a complete underwriting review and independent reverification of all employment information, tax returns, source of down payment funds, bank accounts, and credit. Furthermore, 10% of the audited loans are chosen for an independent field review and standard factual credit report. All discovered deficiencies in these audits are reported to senior management of the Company to determine trends and additional training needs. All resolvable issues are addressed and cured by the Company. Any loans that fail to meet applicable investment criteria of an investor are reported to such investor, which could result in a requirement by the investor for the Company to repurchase the loan. The Company also performs a quality control audit on all early payment defaults, first payment defaults, and 60-day delinquent loans; the findings are reported to the appropriate investor and/or senior management.

  SALE OF LOAN ORIGINATIONS. The Company generally sells the loans that it originates. In the future, however, it is anticipated that Matrix Bank will hold for investment certain mortgage loans that it has originated. Under ongoing programs established with FNMA and FHLMC, conforming conventional loans may be sold on a cash basis or pooled by the Company and exchanged for securities guaranteed by FNMA or FHLMC. These securities are then sold by Matrix Financial and Matrix Bank to national or regional broker/dealers. Mortgage loans sold to FNMA or FHLMC are sold on a nonrecourse basis so that foreclosure losses are generally borne by FNMA or FHLMC and not by the Company.

  The Company also sells nonconforming mortgage loans on a nonrecourse basis to other secondary market investors. These loans are typically first lien mortgage loans that do not meet all of the agencies' underwriting guidelines, and are originated instead for other institutional investors with whom the Company has previously negotiated purchase commitments, and for which the Company occasionally pays a fee. This practice would also apply to the sale of residential mortgage loans originated through the Company's B/C Lending Division, and its national call center.

  The Company sells mortgage loans on a servicing-retained or servicing-released basis. Certain purchasers of mortgage loans require that the loan be sold to them servicing released. In all other cases the decision is left to the Company. Generally, the Company sells conforming loans on a servicing-retained basis and nonconforming loans on a servicing-released basis. See "-- Residential Loan Servicing Activities."

  In connection with the Company's mortgage loan originations and sales, the Company makes customary representations and warranties, similar in nature and scope to those provided in connection with sales of mortgage servicing rights. To date, they have not resulted in any significant repurchases of loans by the Company or any pending or threatened claims by the purchasers against the Company. However, there can be no assurance that losses will not occur in the future due to the representations and warranties issued.

  The sale of mortgage loans may generate a gain or loss for the Company. Gains or losses result primarily from two factors. First, the Company may make a loan to a borrower at a price that is higher or lower than it would receive if it immediately sold the loan in the secondary market. These price differences occur primarily as a result of competitive pricing conditions in the primary loan origination market. Second, gains or losses may result from the changes in interest rates that result in changes in the market value of the mortgage loans from the time that the price commitment is given to the borrower until the time that the mortgage loan is sold to the investor.

  In order to hedge against the interest rate risk resulting from these timing differences, the Company historically has committed to sell all closed originated mortgage loans held for sale and a portion of the mortgage loans that are not yet closed but for which the interest rate has been established ("pipeline loans"). The Company adjusts its net commitment position daily either by entering into new commitments to sell or by buying back commitments to sell depending upon its projection of the portion of the pipeline loans that it expects to close. These projections are based on numerous factors, including changes in interest rates and general economic trends. The accuracy of the underlying assumptions bears directly upon the effectiveness of the Company's use of forward commitments and subsequent profitability. At June 30, 1997, the Company had approximately $56.0 million in pipeline and funded loans offset with mandatory forward commitments of approximately $36.1 million and non-mandatory forward commitments of approximately $10.8 million. At December 31, 1996, the Company had approximately $62.6 million in pipeline and funded loans offset with mandatory forward commitments of approximately $49.1 million and non-mandatory forward commitments of approximately $8.1 million. The inherent value of the forward commitments is considered in the determination of the lower of cost or market in valuing the Company's pipeline and funded loans at any given time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Results of Operations for the Years Ended December 31, 1996 and 1995--Loan Origination."

REAL ESTATE MANAGEMENT AND DISPOSITION SERVICES

  USS, which began operations in June 1995, provides real estate management and disposition services to customers across the United States. In addition to the unaffiliated clients currently served by USS, Matrix Financial uses USS exclusively in handling the disposition of its foreclosed real estate. Having USS provide this service as opposed to Matrix Financial transforms the disposition process into a revenue generator for the Company, since USS typically collects a fee of 1% of the value of the foreclosed real estate from the real estate broker involved in the sale transaction. USS is able to provide this disposition service on an outsourced basis and at no additional cost to the mortgage loan servicer, since USS collects its fee from the real estate broker. USS is able to pass the cost of the disposition on to the real estate broker because of the volume it generates. In addition, USS provides limited collateral valuation opinions to clients such as FHLMC who are interested in assessing the value of the underlying collateral on non-performing mortgage loans, as well as to clients such as Matrix Bank and other third-party mortgage loan originators and buyers interested in evaluating potential bulk purchase of mortgage loans. To date, the operations of USS have not been material to those of the Company.

SAVINGS BANK ACTIVITIES

  With branches in Las Cruces, New Mexico and Sun City, Arizona, Matrix Bank serves its local communities by providing a broad range of personal and business depository services, offering residential loans, and providing, on a more limited basis, commercial real estate, commercial business loans, and consumer loans. In January 1997, a loan production branch for Matrix Bank was established in Evergreen, Colorado that will primarily originate residential real estate construction loans and commercial loans. For a discussion of the depository services offered by Matrix Bank, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." For a discussion of the historical loan portfolio of the Company, including that of Matrix Bank, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management--Lending Activities."

  In May 1996, a subsidiary of Matrix Bank, Sterling Finance, purchased substantially all of the assets of a Denver-based originator and Seller of sub-prime automobile retail installment sales contracts. On December 31, 1996, Matrix Bank sold the fixed assets of Sterling Finance to a third-party buyer and ceased operations. In conjunction with contractual obligations associated with selling loans into the secondary market, Matrix Bank has repurchased approximately $4.0 million of installment loans and repossessed automobiles that Sterling Finance sold to outside investors, including the repurchase of approximately $1.5 million in loans (plus $108,000 of accrued interest) in the second quarter of 1997. These assets will be disposed of or serviced under the direction of Matrix Bank. See "Regulation and Supervision--Federal Savings Bank Operations--Regulation of Sub-Prime Automobile Lending."

SELF-DIRECTED TRUST ACTIVITIES

  Sterling Trust provides administration services for self-directed individual retirement accounts, qualified business retirement plans, personal custodial accounts, and a variety of corporate trust and escrow arrangements. Sterling Trust actively markets its services on a nationwide basis to the financial services industry, specifically broker/dealers, registered representatives, insurance agents, tax professionals, financial planners and advisors, and investment product sponsors. At June 30, 1997, Sterling Trust was administering assets in excess of $1.3 billion. Historically, approximately 6% to 8% of the assets under administration are maintained in money market accounts. Sterling Trust retains no discretion with respect to the investment of trust assets, and executes no investment transaction until so instructed by the client or the client's designated representative. In February 1997, Sterling Trust moved approximately $80.0 million of money market balances of such trust assets from a third party institution to Matrix Bank.

COMPETITION

  The industries in which the Company competes are highly competitive. The Company competes for the acquisition of mortgage loan servicing rights and bulk loan portfolios mainly with mortgage companies, savings associations, commercial banks, and other institutional investors. The Company believes that it has competed successfully for the acquisition of mortgage loan servicing rights and bulk loan portfolios by relying on the advantages provided by its unique corporate structure and the secondary marketing expertise of the employees in each Subsidiary.

  Competition in mortgage loan and mortgage servicing rights brokerage and consulting arises mainly from other mortgage banking consulting firms, national and regional investment banking companies, and accounting firms. Management believes that the distinction among market participants is based primarily on customer service. United Financial competes for its brokerage and consulting activities by recruiting qualified and experienced sales people, by developing innovative sales techniques, by providing financing opportunities to its customers through its affiliation with Matrix Bank, and by seeking to provide a higher level of service than is furnished by its competitors.

  Competition in originating mortgage loans arises mainly from other mortgage companies, savings associations, and commercial banks. The distinction among market participants is based primarily on price and, to a lesser extent, the quality of customer service and name recognition. Aggressive pricing policies of the Company's competitors, especially during a declining period of mortgage loan originations, could in the future result in a decrease in the Company's mortgage loan origination volume and/or a decrease in the profitability of the Company's loan originations, thereby reducing the Company's revenues and net income. Many of the nation's largest mortgage companies, savings associations, and commercial banks have a significant number of branch offices in areas in which the Company operates. The Company competes for loans by offering competitive interest rates and product types, and by seeking to provide a higher level of personal service to mortgage brokers and borrowers than is furnished by competitors. However, the Company does not have a significant market share of the lending markets in which it conducts operations.

  Management believes that Matrix Bank's most direct competition for deposits comes from local financial institutions. The distinction among market participants is based primarily on price and, to a lesser extent, the quality of customer service and name recognition. Matrix Bank's cost of funds fluctuates with general market interest rates. During certain interest rate environments, additional significant competition for deposits may be expected from corporate and governmental debt securities, as well as money market mutual funds. Matrix Bank competes for conventional deposits by emphasizing quality of service, extensive product lines, and competitive pricing.

  Competition in brokering and consulting arises mainly from other mortgage banking consulting firms and national and regional investment banking and accounting firms. Management believes that the distinction among market participants is based primarily on customer service. United Financial competes for its brokering and consulting activities by recruiting qualified and experienced sales people, by developing innovative sales techniques, by providing financing opportunities to its customers through its affiliation with Matrix Bank and by seeking to provide a higher level of service than is furnished by its competitors.

  The Company competes for the acquisition of mortgage loan servicing rights and bulk loan portfolios mainly with mortgage companies, savings associates, commercial banks and other institutional investors. The Company believes that it has competed successfully for the acquisition of mortgage loan servicing rights and bulk loan portfolios by relying on the advantages provided by its unique corporate structure and the secondary marketing expertise of the employees in each Subsidiary.

  Sterling Trust faces considerable competition in all of the services and products which it offers. The main competition comes from the other self-directed trust companies. However, Sterling Trust also faces competition from other trust companies and trust divisions of other financial institutions. Sterling Trust's niche has been, and will continue to be providing high quality customer service and servicing niche retirement products. In an effort to increase market share, Sterling Trust will endeavor to provide superior service, expand its marketing efforts, provide competitive pricing, and continue to diversify its product mix.

EMPLOYEES

  At June 30, 1997, the Company had 323 employees. Management believes that its relations with its employees are good. Neither Matrix Capital nor any of the Subsidiaries is a party to any collective bargaining agreement.

PROPERTIES

  The executive and administrative offices of the Company, United Financial, USS and UCM are located at 1380 Lawrence Street, Suite 1410, Denver, Colorado 80204. The lease on these premises extends through January 1999 and the current annual rent is approximately $120,000. The Company also owns a building in Phoenix that houses the majority of Matrix Financial's operations. This building was purchased by the Company in 1994 and is subject to third-party mortgage indebtedness. See Note 4 to the Consolidated Financial Statements included elsewhere herein. The Company utilizes approximately 18,000 of the 30,000 square feet in this building, and the balance is leased to an affiliated company at current market rates. The Company also leases two smaller office facilities in Atlanta and Denver, where Matrix Financial conducts its loan origination activities.

  Matrix Bank owns an approximately 30,000 square foot building in Las Cruces, New Mexico. Of this 30,000 square feet, approximately 9,200 square feet serve as the headquarters for Matrix Bank. Substantially all of the remaining footage is rented to unaffiliated third-party tenants at market rates. Matrix Bank also owns a newly opened 1,800 square foot detached branch in Las Cruces and an approximately 3,000 square foot branch in Sun City, Arizona. In January, 1997, Matrix Bank opened an approximately 1,500 square foot loan origination branch in Evergreen, Colorado. The lease on the Evergreen property provides for a one-year term at an annual cost of $24,000.

  Sterling Trust occupies approximately 11,300 square feet in Waco, Texas, under a lease agreement that is in place until June 30, 2001, at a monthly rent payment of $13,553. The lease agreement provides for renewal options and allocation of certain expenses the lessee would reimburse over a specified amount during the life of the lease.

  First Matrix is located in Arlington, Texas and operates in a 1,446 square foot office suite. The current lease requires a monthly payment of $1,265 and matures on April 30, 1999.

  The Company believes that all of its present facilities are adequate for its current needs and that additional space is available for future expansion upon acceptable terms.

LEGAL PROCEEDINGS

  United Financial is a defendant in a lawsuit entitled Douglas County Bank & Trust Co. v. United Financial, Inc., that was commenced on or about May 23, 1997 in the United States District Court for the District of Nebraska. In the action, the plaintiff-buyer alleges that United Financial, as broker for the seller, made false representations regarding the GNMA certification of certain mortgage pools the servicing rights of which were offered for sale in a written offering. The plaintiff further alleges that it relied on United Financial's representations in purchasing the servicing rights from the seller. The plaintiff seeks recovery of (i) the deposit paid to the seller in connection with the purchase thereof in the amount of $147,000; (ii) $1.4 million that the plaintiff claims it paid GNMA to settle a dispute regarding the certification of the mortgage pools; and (iii) approximately $1.4 million in lost profits. The Company believes that it has defenses to this lawsuit; however, no assurances can be given that an adverse judgment will not be rendered or that such a judgment would not have a material adverse effect on the Company's consolidated financial condition, results of operations, or cash flows.

  Matrix Bank is a defendant in a lawsuit entitled HLC, Inc. v. Matrix Capital Bank, that was commenced on or about June 9, 1997 in the United States District Court for the Middle District of Tennessee. The plaintiff alleges that Matrix Bank breached an agreement pursuant to which Matrix Bank would act as an issuing bank in connection with a program allegedly developed by the plaintiff relating to the issuance of credit cards. The plaintiff agreed to perform, among other things, network marketing services in an attempt to enroll network marketing companies in the program, who in turn would solicit credit card applications from consumers. The plaintiff claims that Matrix Bank failed to comply with its contractual obligations in performing certain issuing and servicing functions in connection with the credit card accounts. As a result, the plaintiff is seeking to recover damages for lost profits and damage to its reputation in an amount in excess of $10 million. The Company believes that it has defenses to this lawsuit; however, no assurances can be given that an adverse judgment will not be rendered or that such a judgment would not have a material adverse effect on the Company's consolidated financial condition, results of operations, or cash flows.

  The Company is involved from time to time in routine litigation incidental to its business. However, other than described above, the Company believes that it is not a party to any material pending litigation that, if decided adversely to the Company, would have a significant adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

                          SUPERVISION AND REGULATION

  Set forth below is a brief description of various laws and regulations affecting the operations of Matrix Capital and its operating Subsidiaries. The description of laws and regulations contained herein does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations. Any change in applicable laws, regulations or regulatory policies may have a material effect on the business, operations, and prospects of the Company.

MATRIX CAPITAL

  Matrix Capital is a unitary thrift holding company within the meaning of the Home Owners' Loan Act of 1933, as amended ("HOLA"). As such, Matrix Capital has registered with the OTS and is subject to OTS regulation, examination, supervision, and reporting requirements. In addition, the OTS has enforcement authority over Matrix Capital and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to Matrix Bank. In addition, Matrix Bank must notify the OTS at least 30 days before making any distribution to Matrix Capital.

  The HOLA prohibits a thrift holding company, directly or indirectly through one or more subsidiaries, from (i) acquiring another savings institution or holding company thereof, without prior written approval of the OTS, (ii) acquiring or retaining, with certain exceptions, more than 5% of a nonsubsidiary savings institution, a nonsubsidiary holding company, or a nonsubsidiary company engaged in activities other than those permitted by the HOLA, or (iii) acquiring or retaining control of a savings institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community, and competitive factors.

  As a unitary thrift holding company, Matrix Capital generally is not restricted under existing laws as to the types of business activities in which it may engage, provided that Matrix Bank continues to be a "qualified thrift lender" under HOLA ("QTL"). Upon any nonsupervisory acquisition by Matrix Capital of another savings association or savings bank that meets the QTL test and is deemed to be a savings institution by OTS, Matrix Capital would become a multiple thrift holding company (if the acquired institution is held as a separate subsidiary) and would be subject to extensive limitations on the types of business activities in which it could engage. HOLA limits the activities of a multiple thrift holding company and its uninsured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act of 1956, as amended (the "BHC Act"), subject to the prior approval of the OTS, and activities authorized by OTS regulation.

  Legislation has been proposed that would impose limits on the nonbanking activities of companies that acquire savings associations. It is anticipated that Matrix Capital's holding company status would be "grandfathered" under such legislation, but there can be no assurance that Matrix Capital would be exempt from such limits. Furthermore, any available grandfathering might not continue to be available to Matrix Capital as a result of a possible merger of the federal banking agencies. Several proposals have been introduced in Congress over the past several years with increasing frequency and interest in such a merger. If the OTS and Office of the Comptroller of the Currency were merged, as one proposal would require, the federal thrift charter would actually be eliminated. If adopted, such a proposal would require that Matrix Bank become a national bank and would subject it to regulation as such. One effect of such a requirement would be that Matrix Capital could not engage in activities not permitted for national banks. In addition, the ability to branch interstate would become subject to the restrictions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle Act"). Accordingly, any out-of-state branches of Matrix Bank in existence upon the effectiveness of such a proposal that are not permissible under the Riegle Act and, if not grandfathered, could be required to be divested. There are also some benefits to such a charter conversion. For example, Matrix Bank would not, under regulations currently applicable to national banks, be subject to the QTL test described below.

  Federal law generally provides that no company may acquire control of a federally-insured savings institution without obtaining the approval of the OTS. Such acquisitions of control may be disapproved if it is determined, among other things, that the acquisition would substantially lessen competition or the financial and managerial resources and further prospects of the acquiror and savings institution involved or that the acquisition would be detrimental to the institution or present enhanced insurance risk to the SAIF or Bank Insurance Fund ("BIF").

MORTGAGE BANKING OPERATIONS

  The rules and regulations applicable to the Company's mortgage banking operations establish underwriting guidelines that, among other things, include anti-discrimination provisions, require provisions for inspections, appraisals, and credit reports on prospective borrowers, and fix maximum loan amounts. Moreover, lenders, such as the Company, are required annually to submit to the HUD, FNMA, and FHLMC audited financial statements, and each such regulatory entity maintains its own financial guidelines for determining net worth and eligibility requirements. The Company's affairs are also subject to examination by HUD, FNMA, and FHLMC at any time to assure compliance with the applicable regulations, policies and procedures. Mortgage loan origination activities are subject to, among others, the Equal Credit Opportunity Act, Federal Truth-in-Lending Act, and the Real Estate Settlement Procedures Act of 1974, as amended, and the regulations promulgated thereunder that prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs.

  Additionally, there are various state and local laws and regulations affecting the Company's operations. The Company is licensed in those states in which it does business requiring such a license where the failure to be licensed would have a material adverse effect on the Company, its business, or its assets. Conventional mortgage operations also may be subject to state usury statutes.

FEDERAL SAVINGS BANK OPERATIONS

  BUSINESS ACTIVITIES. The activities of savings associations are governed by HOLA and, in certain respects, the Federal Deposit Insurance Act of 1933, as amended ("FDI Act"). The HOLA and the FDI Act were amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989, as amended ("FIRREA") and the Federal Deposit Insurance Corporation Act of 1991 ("FDICIA"). FIRREA was enacted to resolve issues relating to problem institutions, including thrifts, establish a new thrift insurance fund, reorganize the regulatory structure applicable to savings associations, and impose bank-like standards on savings associations. FDICIA, among other things, requires that federal banking agencies intervene promptly when a depository institution experiences financial difficulties, mandates the establishment of a risk-based deposit insurance assessment system, and requires imposition of numerous additional safety and soundness operational standards and restrictions. Both FIRREA and FDICIA contain provisions affecting numerous aspects of the operations and regulations of federally-insured savings associations and empower the OTS and the FDIC, among other agencies, to promulgate regulations implementing their provisions.

  Provisions of the federal banking statutes, as amended by FIRREA and FDICIA, among other matters (i) restrict the use of brokered deposits by troubled savings associations that are not well capitalized, (ii) prohibit the acquisition of any corporate debt security that is not rated in one of the four highest rating categories, (iii) subject to OTS waiver, restrict the aggregate amount of loans secured by non-residential real estate property to 400% of Tier 1 capital, (iv) permit savings and loan holding companies to acquire up to 5% of the voting shares of non-subsidiary savings associations or savings and loan holding companies without prior approval, (v) permit bank holding companies to acquire healthy savings associations, (vi) require the federal banking agencies to establish by regulation standards for extensions of credit secured by real estate, and (vii) restrict transactions between a savings association and its affiliates.

  LOANS TO ONE BORROWER. Under the HOLA, savings associations are generally subject to the national bank limits on loans to one borrower. Generally, a savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of the institution's unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is fully secured by readily marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate.

  QTL TEST. The HOLA requires savings associations to meet a QTL test. Under recent legislation and application regulations, any savings institution is a QTL if (i) it qualifies as a domestic building and loan association under
Section 7701(a)(19) of the Internal Revenue Code (which generally requires that at least 60% of the institution's assets constitute loans secured by residential real estate or deposits, educational loans, cash or certain governmental obligations) or (ii) at least 65% of its "portfolio assets" (total assets less (a) specified liquid assets up to 20% of total assets, (b) intangibles, including goodwill, and (c) the value of property used to conduct business) consist of certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) on a monthly basis in nine out of every 12 months.

  A savings association that fails the QTL test for four or more months out of the prior 12-month period must either convert to a bank charter or operate under certain restrictions. If the savings association does not convert to a bank charter, generally it will be prohibited from: (i) making any new investment or engaging in any new activity not permissible for a national bank; (ii) paying dividends not permissible under national bank statutes and regulations; (iii) obtaining any new advances from any FHLB; and (iv) establishing any new branch office in a location not permissible for a national bank with its head office located in the association's home state. Any bank chartered as a result of failure of the QTL, test must pay exit and entrance fees as a consequence of leaving the SAIF and entering the BIF as further described below. In addition, beginning three years after the association fails the QTL test, the association will be prohibited from engaging in any activity or retaining any investment not permissible for a national bank and will have to repay any outstanding advances from FHLB as promptly as possible consistent with safety and soundness. One year from the date the association fails the QTL test, any holding company that controls the association must register as and be deemed to be a bank holding company, subject to the restrictions and limitations of the BHC Act, and to the regulations of the Federal Reserve. As of June 30, 1997, Matrix Bank maintained approximately 96% of its portfolio assets in qualified thrift investments and, therefore, met the QTL test. Consequently, Matrix Capital is able to retain its savings and loan holding company status.

  LIMITATION ON CAPITAL DISTRIBUTIONS. OTS regulations impose limitations upon all capital distributions by savings associations, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of associations that are based primarily on an institution's capital level. An institution that has capital which is equal to or exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 Institution") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of: (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (ii) 75% of its net income for the previous four quarters. Any additional capital distributions would require prior regulatory approval. If Matrix Bank's capital falls below its fully phased-in requirement or the OTS notifies it that it is in need of more than normal supervision, Matrix Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, that would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. At June 30, 1997, Matrix Bank was a Tier 1 Institution.

  LIQUIDITY. Matrix Bank must maintain an average daily balance of liquid assets and short-term liquid assets equal to a monthly average of not less than specified percentages of its net withdrawable deposit accounts plus short-term borrowings. This liquidity requirement may be changed from time to time by the OTS. Monetary penalties may be imposed for failure to meet these liquidity requirements. Since its acquisition by Matrix Capital, Matrix Bank has never failed to meet its liquidity requirements.

  ASSESSMENTS. Savings associations must pay assessments to the OTS to fund the operations of the OTS. The general assessment, currently assessed on a semi-annual basis, is computed upon the savings institution's total assets, including consolidated subsidiaries, as reported in the association's latest quarterly thrift financial report. The assessments paid by Matrix Bank for the years ended December 31, 1995 and 1996 and for the six months ended June 30, 1997 totaled $155,000, $635,000, and $22,000, respectively.

  BRANCHING. In April 1992, the OTS amended its rule on branching by federally chartered savings associations to permit nationwide branching to the extent allowed by federal statute. This permits federal savings associations with interstate networks to diversify their loan portfolios and lines of business. The OTS authority preempts any state law purporting to regulate branching by federal savings associations.

  COMMUNITY REINVESTMENT. Under the Community Reinvestment Act ("CRA"), as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial associations nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the OTS, in connection with its examination of a savings institution, to assess the institution's records of meeting the credit needs of its community and to take such record into account in evaluating certain applications by such institution. The CRA also requires all associations to publicly disclose their CRA rating. Matrix Bank received a CRA rating of "satisfactory" in its most recent examination.

  INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC. Matrix Bank is a member of the SAIF, which is administered by the FDIC. Savings deposits are insured up to $100,000 per insured member (as defined by law and regulation) by the FDIC. Such insurance is backed by the full faith and credit of the United States. As insurer, the FDIC imposes deposit insurance assessments and is authorized to conduct examinations of, and to require reporting by, the FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also may initiate enforcement actions against savings associations and may terminate the deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition.

  FDICIA required the FDIC to implement a risk-based deposit insurance assessment system. Pursuant to this requirement, the FDIC has adopted a risk-based assessment system under which all SAIF-insured depository associations are placed into one of nine categories and assessed insurance assessments based upon their level of capital and supervisory evaluation. Under this system, associations classified as well capitalized and considered healthy pay the lowest assessment while associations that are less than adequately capitalized and considered of substantial supervisory concern pay the highest assessment. In addition, under FDICIA, the FDIC may impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC. The FDIC may increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. Matrix Bank's current assessment is .063% of deposits, which is the lowest rate.

  By contrast, financial institutions that are members of the BIF, which has higher reserves, experienced lower deposit insurance assessments. The disparity in deposit insurance assessments between SAIF and BIF members was exacerbated by the statutory requirement that both the SAIF and the BIF funds be recapitalized to a 1.25% reserved deposits ratio and that a portion of most thrift's deposit insurance assessments be used to service bonds issued by the Financial Corporation ("FICO"). BIF reached the required reserve ratio in 1995. As a result, financial institutions that have deposits insured by the SAIF were subject to a potential competitive disadvantage as compared to BIF members.

  To address this rate disparity, on September 30, 1996, the President signed legislation intended to enable SAIF to reach the designated reserve ratio. The legislation provided for a one-time special assessment of .657% to be imposed upon all SAIF deposits as of March 31, 1995. Based on the Company's SAIF deposits as of March 31, 1995, the cost of the one-time special assessment was approximately $450,000 (pre-tax). This amount was accrued in the third quarter of 1996 and paid in the fourth quarter of 1996.

  The legislation also provides for BIF members to service a growing portion of the FICO bond payments. Until January 1, 2000, annual assessments of .013% of BIF deposits and .064% of SAIF deposits will service the annual payments due on the FICO bonds. Accordingly, Matrix Bank's portion of the payment on the FICO bonds is .064% of the deposits. The legislation provides for subsequent full pro rata sharing of FICO bond payments by BIF and SAIF institutions. The legislation called for a merger of the SAIF and BIF as of January 1, 1999, but only if the thrift charter has been eliminated.

  The financing corporations created by FIRREA and the Competitive Equality Banking Act of 1987 are also empowered to assess premiums on savings associations to help fund the liquidation or sale of troubled associations. Such premiums cannot, however, exceed the amount of SAIF assessments and are paid in lieu thereof.

  BROKERED DEPOSITS. Under the FDIC regulations governing brokered deposits, well-capitalized associations are not subject to brokered deposit limitations, while adequately capitalized associations are subject to certain brokered deposit limitations and undercapitalized associations may not accept brokered deposits. Matrix Bank is considered to be a well- capitalized association. Although Matrix Bank does not currently accept brokered deposits, it may do so in the future to allow for the desired growth of Matrix Bank. See "--Capital Requirements."

  FINANCIAL MANAGEMENT REQUIREMENTS. FDICIA also imposes new financial reporting requirements on all depository associations with assets of more than $500 million, the management of such associations, and the independent auditors of such associations, and establishes rules for the composition, duties, and authority of such associations' audit committees and boards of directors.

  TRANSACTIONS WITH RELATED PARTIES. Matrix Bank's authority to engage in transactions with related parties or affiliates or to make loans to certain insiders is limited by the Federal Reserve Act of 1913, as amended. In addition, savings associations may not lend to any affiliate that is engaged in activities that are not permissible for bank holding companies under the BHC Act. Further, no savings institution may purchase the securities of any affiliate other than a subsidiary.

  ENFORCEMENT. Under the FDI Act, the OTS has primary enforcement responsibility over savings associations such as Matrix Bank and has the authority to bring enforcement action against all "institution-related parties," including shareholders, attorneys, appraisers, and accountants who knowingly or recklessly participate in wrongful action that caused or is likely to cause more than a minimal financial loss to, or a significant adverse effect on an insured depository institution. Civil penalties cover a wide range of violations and actions and range up to $25,000 per day unless a finding of reckless disregard is made, in which case fines of up to $1 million per day are permitted. Criminal penalties for most financial institution crimes include fines of up to $1 million and imprisonment for up to 30 years. In addition, regulators have substantial discretion to impose enforcement action on an institution that fails to comply with its regulatory requirements, particularly with respect to the capital requirements. Possible enforcement action ranges from the imposition of a capital plan and capital directive to receivership, conservatorship or the termination of deposit insurance. Under the FDI Act, the FDIC has the authority to recommend to the Director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Matrix Bank is not presently subject to any of the foregoing enforcement actions.

  STANDARDS FOR SAFETY AND SOUNDNESS. FDICIA requires each federal banking agency to prescribe for all insured depository institutions and, to some extent, their holding companies standards relating to internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, and compensation, fees and benefits, and such other operational and managerial standards as the agency deems appropriate. In addition, the federal banking regulatory agencies are required to prescribe by regulation: (i) maximum classified assets to capital ratios; (ii) minimum earnings sufficient to absorb losses without impairing capital; (iii) to the extent feasible, a minimum ratio of market value to book value for publicly traded shares of depository institutions or the depository institution holding companies; (iv) standards for extensions of credit secured by real estate or made for the purpose of financing the construction of improvements on real estate; and (v) such other standards relating to asset quality, earnings, and valuation as the agency deems appropriate. Finally, each federal banking agency is required to prescribe standards for employment contracts and other compensation arrangements of executive officers, employees, directors, and principal shareholders of insured depository associations that would prohibit compensation, benefits and arrangements that are excessive or that could lead to a material financial loss for the institution. If an insured depository institution or its holding company fails to meet any of the standards described above, it must submit to the appropriate federal banking agency a plan specifying the steps that will be taken to cure the deficiency. If an institution fails to submit an acceptable plan or fails to implement the plan, the appropriate federal banking agency will require the institution or holding company to correct the deficiency and, until corrected, may impose restrictions on the institution or the holding company, including any of the restrictions applicable under the prompt corrective action provisions of FDICIA. See "--Prompt Corrective Action."

  CAPITAL REQUIREMENTS. FDICIA added a provision establishing "capital categories" in order to facilitate prompt corrective action by the federal banking regulators. The purpose of this amendment is to impose more scrutiny and restrictions on institutions, and to prohibit savings institutions from making capital distributions or paying certain management fees that would leave the institution undercapitalized. FDICIA established five capital categories for this purpose:

  . An institution will be deemed to be well-capitalized if it (i) has a total risk-based capital ratio of 10% or more, (ii) has a Tier 1 risk-based capital ratio of 6% or more, and (iii) has a leverage ratio of 5% or more.

  . An institution will be deemed to be adequately capitalized if it (i) has a total risk-based capital ratio of at least 8%, (ii) has a Tier 1 risk-based capital ratio of at least 4%, and (iii) subject to certain exceptions, has a leverage ratio of at least 4%.

  . An institution will be deemed to be undercapitalized if it (i) has a total risk-based capital ratio of less than 8%, (ii) has a Tier 1 risk-based capital ratio that is less than 4%, or (iii) subject to certain exceptions, has a leverage ratio of less than 4%.

  . An institution will be deemed to be significantly undercapitalized if it
    (i) has a total risk-based capital ratio of less than 6%, (ii) has a Tier 1 risk-based capital ratio of less than 3%, or (iii) has a leverage ratio of less than 3%.

  . An institution will be deemed to be critically undercapitalized if it has a ratio of tangible equity to total assets of less than 2%.

  The Congress of the United States adopted a bill that did not become law, but that would require federal savings banks to convert to national banks. In the event of such a conversion, subject to limited grandfathering, thrift holding companies, such as Matrix Capital, would become regulated by the Federal Reserve. The Federal Reserve requires bank holding companies to maintain a leverage ratio of 5.0% with the aggregate amount of purchased mortgage servicing rights not to exceed 50.0% of Tier 1 capital (the numerator of the leverage ratio). Had Matrix Capital been subject to the Federal Reserve Board's capital regulations, its consolidated leverage ratio would have been approximately 4.7% at June 30, 1997 (assuming no other adjustments). There is considerable uncertainty regarding whether such legislation will be adopted.

  PROMPT CORRECTIVE ACTION. FDICIA establishes a system of prompt corrective action to resolve the problem of undercapitalized associations. Under that system, the banking regulators must take certain supervisory actions against undercapitalized associations, the severity of which depends upon the institution's level of capitalization. Generally, subject to a narrow exception, FDICIA requires the appropriate federal banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. FDICIA authorizes the banking regulators to specify the ratio of tangible capital to assets at which an institution becomes critically undercapitalized and requires that ratio to be no less than 2% of assets.

  A thrift institution may be reclassified to an even lower category than is indicated by its current capital position if the OTS determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution to correct deficiencies following receipt of a less-than-satisfactory rating on its most recent examination report. Among other things, undercapitalized institutions are subject to growth limitations and are required to submit capital restoration plans. If an institution fails to submit an acceptable plan or fails in any material respect to implement an approved plan, it is treated as significantly undercapitalized.

  The OTS has adopted a rule that modifies the minimum core capital requirement for some thrift institutions. The general minimum requirement of Tier 1 capital at least equal to 3% of adjusted total assets is applicable only to those institutions that receive a composite rating of one (the highest rating) under the "MACRO" rating system for thrift institutions, and those which are, in general, considered strong organizations having well-diversified risks (including no undue interest rate risk exposure, excellent control systems, good earnings, high asset quality and liquidity, and well- managed on-and off-balance sheet assets). All other thrift institutions must maintain core capital of 3% plus an additional 100 to 200 basis points as established by the OTS on a case-by-case basis.

  MATRIX BANK'S CAPITAL RATIOS. The following table indicates Matrix Bank's regulatory capital ratios at June 30, 1997:

                                     AS OF
                                 JUNE 30, 1997
                           --------------------------
                                            RISK-
                           CORE CAPITAL BASED CAPITAL
                           ------------ -------------
                             (DOLLARS IN THOUSANDS)
Shareholder's equity/GAAP
 capital..................   $20,768       $20,768
Additional capital items:
  General valuation allow-
   ances..................       --          1,339
                             -------       -------
Regulatory capital as re-
 ported to the OTS........    20,768        22,107
Minimum capital require-
 ment as reported to the
 OTS......................    11,559        17,181
                             -------       -------
Regulatory capital--ex-
 cess.....................   $ 9,209       $ 4,926
                             =======       =======
Capital ratios............      5.39%        10.29%
Well-capitalized require-
 ment.....................      5.00%        10.00%

  FEDERAL HOME LOAN BANK SYSTEM. Matrix Bank is a member of the FHLB system, which consists of 12 regional FHLBs. The FHLB system provides a central credit facility primarily for member associations and administers the home financing credit function of savings associations. FHLB advances must be secured by specified types of collateral and may only be obtained for the purpose of providing funds for residential housing finance. The FHLB funds its operations primarily from proceeds derived from the sale of consolidated obligations of the FHLB system. Matrix Bank, as a member of the FHLB system, must acquire and hold shares of capital stock in its regional FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. Matrix Bank was in compliance with this requirement with an investment in FHLB stock at June 30, 1997 of $4.8 million.

  The FHLBs must provide funds to service the FICO bonds and contribute funds for affordable housing programs. These requirements have affected adversely the level of FHLB dividends paid and could continue to do so. Such requirements could also result in the FHLBs' imposing a higher rate of interest on advances to their members and could have an adverse effect on the value of FHLB stock in the future, with a corresponding reduction in Matrix Bank's capital. For the years ended December 31, 1995 and 1996, and for the six months ended June 30, 1997, dividends from the FHLB to Matrix Bank amounted to $86,000, $153,000, and $88,000, respectively. If dividends were reduced, Matrix Bank's income would likely also be reduced.

  FEDERAL RESERVE SYSTEM. Federal Reserve regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily regular checking and NOW accounts). Matrix Bank is in compliance with these regulations. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements imposed by the OTS. Because required reserves must be maintained in the form of vault cash, a noninterest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve, the effect of this reserve requirement is to reduce Matrix Bank's interest-earning assets. FHLB system members are also authorized to borrow from the Federal Reserve, but applicable regulations require associations to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

REGULATION OF STERLING TRUST COMPANY

  ACTIVITIES. Sterling Trust provides custodial services and directed (nondiscretionary) trustee services. Sterling Trust was chartered under the laws of the State of Texas, and as a Texas trust company is subject to supervision, regulation, and examination by the Texas Department of Banking (the "TDB"). Under applicable law, a Texas trust company, such as Sterling Trust, is subject to virtually all provisions of the TBA as if the trust company were a state chartered bank. The activities of a Texas trust company are limited by applicable law generally to acting as a trustee, executor, administrator, guardian or agent for the performance of any lawful act, and to lend and accumulate money when authorized under applicable law. In addition, a Texas trust company with capital of not less than $1 million, such as Sterling Trust, has the power to (i) purchase, sell, discount and negotiate notes, drafts, checks and other evidences of indebtedness, (ii) purchase and sell securities, (iii) issue debentures, bonds and promissory notes and accept bills and notes drawn on it (but may not have liabilities exceeding five times its capital and surplus, or 10 times with the written consent of the Texas Banking Commissioner), and (iv) exercise powers incidental to the enumerated powers described in the TBA. A Texas trust company is generally prohibited from accepting demand or time deposits.

  LIMITATION ON CAPITAL DISTRIBUTIONS. The TBA prohibits a Texas trust company from reducing its outstanding capital and surplus through dividend, redemption or other capital distribution without the prior written approval of the Texas Banking Commissioner (the "Commissioner"). The TBA does not prohibit the declaration and payment of pro rata share dividends consistent with the Texas Business Corporation Act.

  INVESTMENTS. A Texas trust company is generally obligated to maintain an amount equal to 40% of its capital and surplus in investments that are readily marketable and can be converted into cash within four business days, including
(i) federally insured certificates of deposit, (ii) securities in which a state bank can invest without limitation under applicable law, and (iii) corporate debt or equity securities registered or approved for registration and traded on a national securities exchange or authorized for quotation on an automated quotation system sponsored by a registered securities association. Subject to the requirements set forth in the preceding sentence, a Texas trust company is permitted to invest its corporate assets in any investment permitted by law, provided that without the prior written consent of the Commissioner or otherwise provided by the TBA, a Texas trust company may not invest an amount in excess of 15% of its capital and certified surplus in the securities of a single issuer.

  BRANCHING. The TBA permits a Texas trust company to establish and maintain branch offices at any location on prior written approval of the Commissioner. The TDB currently does not permit Texas trust companies to establish branches outside the state of Texas.

  TRANSACTIONS WITH RELATED PARTIES. The TBA prohibits the sale or lease of an asset of a Texas trust company, or the purchase or lease of an asset by a Texas trust company, where the transaction involves an officer, director, principal shareholder or affiliate, unless such transaction is approved by a disinterested majority of the board of directors or the prior written approval of the Commissioner.

  ENFORCEMENT. Under applicable provisions of the TBA, the Commissioner has the power to issue enforcement actions against a Texas trust company or any officer, employee or director of a Texas trust company. In addition, in certain circumstances, the Commissioner may remove a present or former officer, director or employee of a Texas trust company from office or employment, and may prohibit a shareholder or other persons participating in the affairs of a Texas trust company from such participation. The Commissioner has the authority to assess civil penalties of up to $500 per day for violations of a cease and desist, removal or prohibition order. The Commissioner also has the authority to assess civil money penalties of up to $1,000 per occurrence for the violation of certain filing and audit requirements to which Sterling Trust is subject. In addition, certain violations of the TBA constitute felonies under Texas law.

  CAPITAL REQUIREMENTS. Applicable law requires a Texas trust company to have and maintain capital of at least $1 million. The Commissioner may require additional capital of a Texas trust company if the Commissioner determines it necessary to protect the safety and soundness of such company. Sterling Trust is in compliance with all capital requirements under Texas law.

REGULATION OF SUB-PRIME AUTOMOBILE LENDING

  On December 31, 1996, Matrix Bank sold the assets of its subsidiary engaged in sub-prime automobile lending to a third-party buyer. However, during the time that Matrix Bank owned operated such entity, it purchased approximately $18.5 million automobile retail installment contracts and sold them into the secondary market, subject to certain recourse provisions. In conjunction with the contractual obligations associated with those sales, Matrix Bank had, as of June 30, 1997, repurchased approximately $4.0 million of installment loans and repossessed automobiles that Sterling Finance sold to outside investors including the repurchase of approximately $1.5 million in loans (plus $108,000 of accrued interest) in the second quarter of 1997. The loans will be disposed of or serviced under the direction of Matrix Bank. Matrix Bank bears the risk of additional repurchases subject to certain terms and conditions of the various sale agreements which are primarily restricted to fraud. The automobile lending activities are subject to various federal and state laws and regulations. Consumer lending laws generally require licensing of the lender and purchasers of loans and adequate disclosure of loan terms and impose limitations on the terms of consumer loans and on collection policies and creditor remedies. Federal consumer credit statutes primarily require disclosures of credit terms in consumer finance transactions. In general, the Company's sub-prime automobile lending activities were conducted under licenses issued by individual states and were also subject to the provisions of the federal Consumer Credit Protection Act and its related regulations.

  Due to the consumer-oriented nature of the industry and uncertainties with respect to the application of various laws and regulations in certain circumstances, industry participants are named from time to time as defendants in litigation involving alleged violations of federal and state consumer lending or other similar laws and regulations. A significant judgment against the Company in connection with any litigation could have a material adverse affect on the Company's financial condition and results of operations. In addition, if it were determined that a material number of loans purchased by the Company involved violations of applicable lending laws or fraudulent actions by the automobile dealers, the Company's financial condition and results of operations could be materially adversely affected.

FAS 122

  In May 1995, the Financial Accounting Standards Board issued FAS 122, which amended Statement of Financial Accounting Standards No. 65, Accounting for Certain Mortgage Banking Activities ("FAS 65"). FAS 122 requires the recognition of originated mortgage servicing rights, as well as purchased mortgage servicing rights, as assets by allocating total costs incurred between the loan and the servicing rights based on their relative fair values. Under FAS 65, the cost of originated mortgage servicing rights was not recognized as an asset and was charged to earnings when the related loan was sold. With respect to acquisition of mortgage servicing rights through either the purchase or origination of mortgage loans, FAS 122 has a different cost allocation methodology than SFAS No. 65. In contrast to a cost allocation based on estimated fair market value as set forth in FAS 122, the prior requirement was to allocate the costs incurred in excess of the market value of the loans without the servicing rights to purchased mortgage servicing rights. If it is not practicable to estimate fair values of the mortgage servicing rights and the mortgage loans (without the mortgage servicing rights), the entire cost of purchasing or originating the loans should be allocated to the mortgage loans and no cost should be allocated to the mortgage servicing rights. FAS 122 also requires that all capitalized mortgage servicing rights be evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their value and it requires a holder of mortgage servicing rights to stratify its mortgage servicing rights that are capitalized after the adoption of FAS 122 based on one or more of the predominant risk characteristics of the underlying loans. Impairment will be recognized through a valuation allowance for each impaired stratum.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the current directors and executive officers of the Company.

                                                                DIRECTOR'S TERM
         NAME         AGE         PRINCIPAL POSITIONS               EXPIRES
         ----         --- -----------------------------------   ---------------
 Guy Gibson..........  33 Matrix Capital: President, Chief           1998
                          Executive Officer and Director
                          Matrix Financial: Chairman of the
                          Board
 Richard V. Schmitz..  35 Matrix Capital: Chairman of the            1999
                          Board
                          United Financial: Chairman of the
                          Board
 D. Mark Spencer.....  37 Matrix Capital: Vice Chairman of           1999
                          the Board
                          Matrix Bank: Chairman of the Board
 Thomas M. Piercy....  33 Matrix Capital: Director                   2000
                          United Financial: President
 David W. Kloos......  35 Matrix Capital: Senior Vice                1998
                          President, Chief Financial Officer
                           and Director
                          Matrix Bank: Executive Vice
                          President and
                           Chief Financial Officer
 Gary Lenzo..........  46 Matrix Bank: President and Chief            --
                          Executive Officer
 Thomas J. Osselaer..  39 Matrix Financial: President and             --
                          Chief Executive Officer
 Thomas P. Cronin....  51 Matrix Capital: Vice Chairman               --
                          United Financial: Chief Executive
                          Officer
 Paul E. Skretny.....  52 Sterling Trust: Chief Executive             --
                          Officer
                          First Matrix: Chairman of the Board
 Stephen Skiba.......  42 Matrix Capital: Director                   2000
 David A. Frank......  49 Matrix Capital: Director                   1998
 Peter G. Weinstock..  35 Matrix Capital: Advisory Director           --

  GUY A. GIBSON has served as the Chief Executive Officer and a director of Matrix Capital since its formation in June 1993. Mr. Gibson has served as Chairman of the Board of Matrix Financial since August 1990 and as its President since August 1994 to July 1997. Mr. Gibson was one of the original founders of Matrix Financial. Prior to his tenure with the Company, Mr. Gibson held the position of Account Executive with the investment banking firms of PaineWebber from 1987 to 1989 and Lincoln Financial Group, a Denver-based servicing brokerage firm, from 1989 to 1990.

  RICHARD V. SCHMITZ has served as a director of Matrix Capital since its formation in June 1993 and was elected Chairman of the Board of Matrix Capital in February 1996. Mr. Schmitz was one of the original founders of United Financial, held the position of Chief Executive Officer of United Financial from 1990 until early 1997, and has been Chairman of the Board of United Financial since that time.

  D. MARK SPENCER served as Chairman of the Board of Matrix Capital from June 1993 until February 1996. Mr. Spencer has also served as an executive officer of the Company since June 1993. Mr. Spencer has served as Chairman of the Board of Matrix Bank since October 1993, and has served as director of Matrix Financial since August 1990. From 1985 through July 1990, Mr. Spencer served as Vice President of Secondary Marketing for Austin Federal Savings and Loan, an Austin, Texas savings and loan association.

  THOMAS M. PIERCY served as Senior Vice President of United Financial from October 1990 to June 1996, when he was elected President of United Financial. Mr. Piercy has served as a director of Matrix Capital since June 1993. From 1986 to 1990, Mr. Piercy served as Managing Director of Lincoln Financial Group.

  DAVID W. KLOOS has served as a Vice President and Chief Financial Officer of Matrix Capital since June 1993, and he has served as a director of Matrix Capital also since June 1993. Mr. Kloos was appointed as Senior Vice President of Matrix Capital in September 1996. Mr. Kloos has served as Executive Vice President and Chief

Financial Officer of Matrix Bank since October 1993. From 1989 through 1993, Mr. Kloos served as Senior Vice President and Chief Financial Officer of Argo Federal Savings Bank, a Summit, Illinois federal savings bank. From 1985 to 1989, Mr. Kloos, a certified public accountant, was employed by the Chicago office of KPMG Peat Marwick LLP.

  GARY LENZO has served as President and Chief Executive Officer and a director of Matrix Bank since October 1993. From 1987 to 1992, Mr. Lenzo served as Vice President of Austin Savings Association and Great Western Savings Bank, both Austin, Texas based savings associations. From 1984 to 1986, Mr. Lenzo served as Vice President of Unifirst American Mortgage Corporation, an Austin, Texas mortgage company.

  THOMAS J. OSSELAER has served as Executive Vice President and Chief Financial Officer of Matrix Financial since July 1993, Chief Operating Officer since August 1994, and was Vice President from March 1992 to July 1993. Mr. Osselaer was appointed as President and Chief Executive Officer of Matrix Financial in July 1997. From January 1990 to February 1992, Mr. Osselaer served as Treasurer and Finance Division Manager for the receivership of MeraBank Federal Savings Bank, a Resolution Trust Corporation controlled savings bank in Phoenix, Arizona. From 1985 to 1990, Mr. Osselaer served as Vice President, Assistant Treasurer and Investment Manager for MeraBank Federal Savings Bank.

  THOMAS P. CRONIN joined the Company effective March 1, 1997. Mr. Cronin assumed the management position of Vice Chairman of the Company and Chief Executive Officer of United Financial. Prior to joining the Company, Mr. Cronin held various positions with MCA Financial Corporation, a Michigan-based financial services company, and its wholly owned subsidiary, MCA Mortgage Corporation. Mr. Cronin's most recent management position with MCA Financial Corporation was Vice Chairman; however, Mr. Cronin continues to serve as a director of MCA Financial Corporation. Mr. Cronin has over 30 years of experience in the mortgage banking industry and currently is the Legislative Vice Chairman and board member for the Mortgage Bankers Association of America.

  PAUL E. SKRETNY has served as Chief Executive Officer of Sterling Trust since May 1993 and as Chairman of the Board of First Matrix since March 1994. Prior to his association with Sterling Trust, Mr. Skretny was Senior Vice President of APS Securities Corporation and Masterson, Moreland, Sauer, Whisman Inc. from June 1988 to February 1993, providing investment services and assistance to individual and institutional investors. From May 1975 to April 1988, Mr. Skretny was employed by Jefferson Bancshares, Inc. and its subsidiaries serving as President and Chief Executive Officer from 1984 to 1988. From June 1964 to 1975, he was employed by the Manufacturers & Traders Trust Company and the Bank of Buffalo in various positions as Assistant Manager, Operations Officer, Assistant Vice President and Vice President of Branch Office Administration. Mr. Skretny holds professional certifications and licenses as a fully registered general securities representative, general securities principal and uniform securities agent.

  STEPHEN G. SKIBA, a director of Matrix Capital since March 1996, is Senior Vice President and Senior Analyst, focusing on banks and thrifts, for the ABN Amro Chicago Corporation, an investment banking firm in Chicago, Illinois. From November 1990 to June 1996, Mr. Skiba was Senior Vice President, Chief Financial Officer and Treasurer of N.S. Bancorp, Inc. in Chicago, Illinois. Prior to joining N.S. Bancorp, Inc., Mr. Skiba was an audit partner with the Chicago office of KPMG Peat Marwick LLP, primarily responsible for financial institutions and real estate audit engagements.

  DAVID A. FRANK was elected director of Matrix Capital in September 1996. Mr. Frank is President, Chief Executive Officer, and founder of America's Mortgage Source, a mortgage company based in Marlton, New Jersey that is primarily involved in the origination of residential mortgage loans and which was formed in 1995. From 1994 to 1995, Mr. Frank served as President and Chief Executive Officer of Chemical Residential Mortgage Corporation in Edison, New Jersey, and as a director of Chemical Bank, N.A. Chemical Residential Mortgage Corporation was the primary mortgage banking operation of Chemical Banking Corporation. Prior to joining Chemical Residential Mortgage Corporation, Mr. Frank served from 1989 to 1994 as President and Chief Operating Officer of Margaretten Financial Corporation, a publicly traded national mortgage banking company based in Perth Amboy, New Jersey. From 1977 to 1989, Mr. Frank held various positions with Primerica Corporation/American Can Company (now known as Travelers, Inc.), where he was primarily involved in mergers, acquisitions, capital market activities and in restructuring a manufacturing-based concern into a diversified financial services company.

  PETER G. WEINSTOCK has served as an advisory director to Matrix Capital since September 1996. In his capacity as advisory director, Mr. Weinstock is invited to attend meetings of the Board of Directors and to participate in its discussions. However, Mr. Weinstock is not entitled to vote in matters submitted for approval and is not involved in the administration or management of the Company. Mr. Weinstock is a member of the law firm of Jenkens & Gilchrist, a Professional Corporation, where he has been employed for more than five years. Jenkens & Gilchrist, a Professional Corporation, serves as outside general counsel to the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors currently has two standing committees: the Compensation Committee and the Audit Committee. The Compensation Committee and the Audit Committee are each comprised of Mr. Skiba and Mr. Frank. The Compensation Committee is responsible for recommending to the Board of Directors the Company's executive compensation policies for senior officers and administering the 1996 Stock Option Plan and the Purchase Plan. The Compensation Committee held no meetings during 1996, although it did act on several occasions during 1996 by unanimous consent. The Audit Committee is responsible for recommending independent auditors, reviewing the audit plan, the adequacy of internal controls, the audit report and management letter, and performing such other duties as the Board of Directors may from time to time prescribe. The Audit Committee held no meetings during 1996.

  The Board of Directors does not have a standing Nominating Committee.

  The Board of Directors held six meetings during 1996. During 1996, each director attended all of the meetings of the Board of Directors during the time that he served as director.

EMPLOYMENT AGREEMENTS

  In January 1996, the Company entered into a five-year employment agreement with Mr. Kloos. Under the terms of such agreement, Mr. Kloos is paid an annual salary as agreed to by Mr. Kloos and Matrix Capital and, in addition, he is to receive five annual installment payments of $25,000 each. This employment agreement is terminable without advance notice by the Company for good cause, which is generally defined to include a breach by Mr. Kloos of the employment agreement, a breach by Mr. Kloos of his fiduciary duties owed to the Company, and fraud, embezzlement, or theft from the Company by Mr. Kloos. In addition, the employment agreement terminates upon the death or disability of Mr. Kloos and Mr. Kloos may resign upon 30 days' notice to the Company.

  The Company has also entered into an employment agreement with Mr. Lenzo. Under the terms of such agreement, Mr. Lenzo is employed as the President and Chief Executive Officer of Matrix Bank until January 1, 1999 at a base salary of $110,000 per annum. In addition, Mr. Lenzo is eligible to participate in an equitable manner in all discretionary bonuses authorized to be paid the employees of Matrix Bank. The Company may, without notice, terminate this employment agreement for just cause (which is generally defined to include personal dishonesty, incompetence, willful misconduct, or a breach of fiduciary duty) and, in such case, the Company shall not be obligated to pay Mr. Lenzo his compensation accrued through the date of such termination. The Company may also, upon 60-days' notice to Mr. Lenzo, terminate Mr. Lenzo's employment agreement for any reason other than just cause and, in such a case, the Company will be obligated to pay Mr. Lenzo his compensation through January 1, 1999. In addition, the Regional Director of the OTS may terminate Mr. Lenzo's employment agreement in certain instances, including if the FDIC enters into an agreement to provide assistance to Matrix Bank under its authority granted by the FDIC Act or if the Regional Director determines that Matrix Bank is in an unsafe or unsound position. Mr. Lenzo is entitled to certain change in control payments if, after a change in control of Matrix Bank or Matrix Capital, Mr. Lenzo's employment is terminated prior to January 1, 1999. The amount of such change in control payments, if required to be paid, would generally be the balance of Mr. Lenzo's salary through January 1, 1999 plus an additional amount that is equal to the amount of Mr. Lenzo's annual compensation paid to Mr. Lenzo by Matrix Bank for the year prior to his termination. The payments to Mr. Lenzo upon a change in control, however, may not exceed 2.99 times Mr. Lenzo's "base amount" (as defined in Section 280G(b)(3) of the Code) without adverse tax consequences.

  In connection with the acquisition by the Company of Vintage, the parent company of First Matrix and Sterling Trust, the Company entered into an employment agreement with Mr. Skretny. This employment agreement provides for a term of three years during which Mr. Skretny shall be employed as President and Chief Executive Officer of Vintage, Sterling Trust, and Chairman of the Board of First Matrix at an annual base salary, subject to periodic review by the Board of Directors of the Company, of $135,500. Mr. Skretny is also eligible for a performance bonus if the Board of Directors of the Company determines in good faith that Mr. Skretny has met the performance standards consistent with his position. Under the terms of his employment agreement, Mr. Skretny was granted options to purchase 25,000 shares of Common Stock at $14.25 per share. Such options will generally become exercisable in 20% increments on the first through fifth anniversary dates of the date of grant of such options. Mr. Skretny's employment agreement may be terminated by Mr. Skretny or the Company upon 30 days' notice, but in the event of such termination by the Company, the Company must pay Mr. Skretny a one-time payment equal to the base salary that would be due Mr. Skretny for the remainder of the three-year term. The Company may also terminate the employment agreement for cause (which is generally defined to include continued failure by Mr. Skretny to perform his assigned duties, a material breach by Mr. Skretny of any of the terms of his employment agreement, or intentional dishonest, fraudulent, or felonious acts committed by Mr. Skretny).

COMPENSATION OF DIRECTORS

  The Company pays each nonemployee director of the Company a $3,750 quarterly retainer and a fee of $1,000 ($250 if such director's attendance is via teleconference) for each meeting of the Board of Directors of the Company that he attends. The Company also reimburses each director for ordinary and necessary travel expenses related to such director's attendance at Board of Directors and committee meetings. Nonemployee directors are also eligible for stock option grants under the 1996 Stock Option Plan.

  Each advisory director of the Company is paid a $2,500 quarterly retainer and a fee of $1,000 ($250 if such advisory director's attendance is via teleconference) for each meeting of the Board of Directors of Matrix Capital that he attends. The Company also reimburses each advisory director for ordinary and necessary travel expenses related to such advisory director's attendance at Board of Directors meetings. Advisory directors are also eligible for stock option grants under the 1996 Stock Option Plan.

COMPENSATION OF EXECUTIVE OFFICERS

  The Summary Compensation Table below provides certain summary information concerning compensation paid or accrued during 1995 and 1996 by the Company to or on behalf of the Chief Executive Officer and the four other highest paid executive officers of the Company whose salary and bonus for 1996 was in excess of $100,000:

                                              ANNUAL                    LONG-TERM
                                          COMPENSATION(1)             COMPENSATION
                                   -----------------------------  -----------------------
                                                    OTHER ANNUAL  OPTIONS/    ALL OTHER
NAME AND PRINCIPAL POSITIONS  YEAR  SALARY   BONUS  COMPENSATION    SARS     COMPENSATION
----------------------------  ---- -------- ------- ------------  --------   ------------
Guy A. Gibson...........      1996 $250,000 $   --    $47,514(2)      --       $ 8,375(3)(4)
President, Chief              1995  250,000     --     46,552(2)      --         8,300(3)(4)
 Executive Officer and
 Director of Matrix
 Capital; President and
 Chairman of the Board
 of Matrix Financial
Richard V. Schmitz......      1996  250,000     --        --          --         8,375(3)(4)
Chairman of the Board of      1995  250,000 100,000       --          --         8,300(3)(4)
 Matrix Capital; Chief
 Executive Officer of
 United Financial
D. Mark Spencer.........      1996  250,000     --        --          --         8,375(3)(4)
Vice Chairman of the          1995  250,000     --        --          --         8,300(3)(4)
 Board of Matrix Capital
Thomas M. Piercy........      1996  293,626     --        --          --         2,375(4)
Director of Matrix            1995  271,372     --        --          --         2,300(4)
 Capital; President of
 United Financial
David W. Kloos..........      1996  100,000  30,000       --       35,000(5)    84,772(3)(4)(6)
Senior Vice President,        1995  100,000  20,000       --          --       109,300(3)(4)(7)
 Chief Financial Officer
 and Director of Matrix
 Capital; Executive Vice
 President and Chief
 Financial Officer of
 Matrix Bank

--------
(1) Annual compensation does not include the cost to the Company of benefits certain executive officers receive in addition to salary and cash bonuses. The aggregate amounts of such personal benefits, however, did not exceed the lesser of either $50,000 or 10% of the total annual compensation of such executive officer.
(2) Each amount specified represents payments made to Mr. Gibson during the year shown in respect of Mr. Gibson's accrued tax liability during prior periods in which the Company operated as an "S" corporation.
(3) Of this amount, $6,000 represents directors fees paid by Matrix Bank for such person's service on that entity's board of directors for each of 1995 and 1996.
(4) Of this amount, $2,300 and $2,375, respectively, represents the Company's contribution to such person's account maintained under the 401(k) savings plan during 1995 and 1996, respectively.
(5) The exercise price per share for these options is $10.00. These options become exercisable ratably over five years, with the first 20% becoming exercisable on October 18, 1997.
(6) Of this amount, $76,397 represents the amount paid to Mr. Kloos during 1996 to provide for the income taxes owed by Mr. Kloos in connection with the $101,000 payment disclosed in footnote (7).
(7) Of this amount, $101,000 represents the estimated value of a stock bonus of 138,938 shares awarded to Mr. Kloos on January 1, 1995 for services rendered.

GRANTS OF OPTIONS

  The following table sets forth details regarding stock options granted during 1996 to the persons named in the Summary Compensation table. In addition, there are shown the "option spreads" that would exist for the respective options granted based upon assumed rates of annual compound stock appreciation of 5% and 10% from the date the options were granted over the full option term.

                                                                           POTENTIAL REALIZABLE
                                                                             VALUE AT ASSUMED
                                                                           ANNUAL RATES OF STOCK
                                 OPTION GRANTS IN LAST FISCAL YEAR          PRICE APPRECIATION
                                         INDIVIDUAL GRANTS                  FOR OPTION TERM(2)
                         ------------------------------------------------- ---------------------
                         NUMBER OF   PERCENT OF
                         SECURITIES TOTAL OPTIONS
                         UNDERLYING  GRANTED TO
                          OPTIONS   EMPLOYEES IN    EXERCISE    EXPIRATION
   NAME                   GRANTED    FISCAL YEAR  OR BASE PRICE    DATE        5%        10%
   ----                  ---------- ------------- ------------- ---------- ---------- ----------
Guy A. Gibson...........      --         --             --            --   $      --  $      --
Richard V. Schmitz......      --         --             --            --          --         --
D. Mark Spencer.........      --         --             --            --          --         --
Thomas M. Piercy........      --         --             --            --          --         --
David W. Kloos(1).......   35,000       30.5%        $10.00      10/18/06     220,150    557,900

--------
(1) Options were granted under the 1996 Stock Option Plan. The exercise price of each option is the fair market value of the Common Stock on the date of grant. Options vest in one-fifth increments over a five-year term. The options have a term of 10 years, unless they are exercised or expire upon certain circumstances set forth in the Plan, including retirement, termination in the event of a change in control, death or disability. See footnote (4) to the Summary Compensation Table.
(2) These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent upon the future performance of the Company's Common Stock, overall market conditions and the executive's continued employment with the Company. The amounts represented in this table may not be achieved.

EXERCISES OF OPTIONS

  The following table sets forth information with respect to the persons named in the Summary Compensation table concerning the exercise of options during fiscal 1996, and unexercised options held as of December 31, 1996. No options were exercised by the persons named in the Summary Compensation table during 1996.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR END OPTION VALUES

                                                                    VALUE OF
                                                    NUMBER OF     UNEXERCISED
                         NUMBER OF                 UNEXERCISED    IN-THE-MONEY
                          SHARES                     OPTIONS        OPTIONS
                         ACQUIRED                  AT FY-END:      AT FY-END:
                            ON                    EXERCISABLE/    EXERCISABLE/
   NAME                  EXERCISE  VALUE REALIZED UNEXERCISABLE UNEXERCISABLE(1)
   ----                  --------- -------------- ------------- ----------------
Guy A. Gibson...........    --          --              --/--      $    --/--
Richard V. Schmitz......    --          --              --/--           --/--
D. Mark Spencer.........    --          --              --/--           --/--
Thomas M. Piercy........    --          --              --/--           --/--
David W. Kloos..........    --          --          --/35,000      --/205,625

--------
(1) Values are stated based upon the closing price of $15.875 per share of the Common Stock on the Nasdaq National Market on December 31, 1996, the last trading day of the Company's fiscal year.

401(K) SAVINGS PLAN

  In February 1994, the Company established the Company's 401(k) savings plan, which is intended to comply with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, and the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Amounts contributed to the plan are held under a trust intended to be exempt from income tax pursuant to Section 501(a) of the Internal Revenue Code. All full time employees of the Company that have completed at least six months of service are eligible to participate in the plan. Participating employees will be entitled to make pre-tax contributions to their accounts in amounts equal to not less than 1% and not more than 15% of their compensation each year, subject to certain maximum annual limits imposed by law (approximately $9,500 in 1997). The Company matches employee contributions in the amount of 25% of their contributions. The Company also has the right to make certain additional matching contributions. Matching contributions made by the Company vest in participating employees over a six-year period after the date of contribution. Distributions generally are payable in a lump-sum after retirement or death and, in certain circumstances, upon termination of employment with the Company for other reasons.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1994, 1995, and most of 1996, the Company had no compensation committee or other committee of the Board of Directors performing similar functions. Decisions concerning executive compensation for fiscal 1996 were made by the Board of Directors, including Messrs. Gibson, Kloos, Schmitz, Piercy, and Spencer, each of whom is an executive officer of the Company and participated in deliberations of the Board of Directors regarding executive officer compensation. The Board of Directors of the Company has established a Compensation Committee. See "--Committees of the Board of Directors."

  During the last completed fiscal year, no executive officer of the Company served as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on the Compensation Committee or, during the period in 1996 in which there was no Compensation Committee, the entire Board of Directors of the Company.

  During the last completed fiscal year, no executive officer of the Company served as a director of another entity, one of whose executive officers served on the Compensation Committee or, during the period in 1996 in which there was no Compensation Committee, the entire Board of Directors of the Company.

  During the last completed fiscal year, no executive officer of the Company served as a member of the Compensation Committee or, during the period in 1996 in which there was no Compensation Committee, the entire Board of Directors of another entity, one of whose executive officers served as a director of the Company.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In October 1995, the Company loaned Matrix Diversified, Inc. ("Diversified"), a company in which Messrs. Gibson, Schmitz, Piercy, Spencer, Kloos, and Osselaer, each of whom is an executive officer of the Company, and Mr. Robert Fowls, an officer of United Financial, own all of the outstanding capital stock, $750,000 in order to enable Diversified to purchase the assets of an unaffiliated business. Such loan accrues interest at 13% per annum and is secured by a secondary lien on the assets of Diversified. Principal and interest on this loan is due and payable in one lump sum on October 1, 2000. In addition, the Company leases approximately 7,400 square feet in its Phoenix office building to a subsidiary of Diversified at a base rental of approximately $8,500 per month. The lease expires in September 1997, but the Company anticipates that it will be renewed for successive one-year terms.

  On December 31, 1996, the Company renewed a loan originally made to Mr. Spencer, Vice Chairman of the Board and a shareholder of the Company, in December 1994 in the amount of approximately $80,000. The loan to Mr. Spencer accrues interest at the prime rate, is unsecured, and the entire principal and all accrued interest is due and payable in one lump sum on December 31, 1997. The Company has the option of extending the maturity of such loan to Mr. Spencer in annual increments.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth information regarding the beneficial ownership of Common Stock as of August 15, 1997 by (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock; (ii) each of the Company's directors and advisory directors; (iii) each of the executive officers named in the Summary Compensation Table; and (iv) all directors, advisory directors and executive officers of the Company as a group. The address of each person listed below is 1380 Lawrence Street, Suite 1410, Denver, Colorado 80204.

                                                 SHARES BENEFICIALLY
                                                      OWNED (1)
                                              --------------------------------
NAME                                           NUMBER         PERCENT OF CLASS
----                                          ---------       ----------------
Guy A. Gibson................................ 1,285,358             19.2%
Richard V. Schmitz........................... 1,285,358(3)          19.2
D. Mark Spencer..............................   879,910(2)(3)       13.2
Thomas M. Piercy.............................   236,375              3.5
David W. Kloos...............................   139,938              2.1
Stephen Skiba................................    12,500(4)             *
David A. Frank...............................     7,500(4)             *
Peter G. Weinstock...........................     5,500(4)             *
All directors, advisory directors and execu-
 tive officers as a group (13 persons)....... 3,979,473(4)          58.8

--------
*  Less than 1%.
(1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned.
(2) On June 24, 1993, Mr. Gibson granted Mr. Spencer an option to purchase 133,983 of Mr. Gibson's shares of Common Stock at any time on or prior to June 23, 1998, at an exercise price of $2.41 per share. The amount shown in this table as beneficially owned by Mr. Spencer does not reflect these 133, 983 shares of Common Stock.
(3) On June 24, 1993, Mr. Schmitz granted Mr. Spencer an option to purchase 133,983 of Mr. Schmitz's shares of Common Stock, at any time prior to June 23, 1998, at an exercise price of $2.41 per share. The amount shown in this table as beneficially owned by Mr. Spencer does not reflect these 133,983 shares of Common Stock.
(4) Includes options that are currently exercisable to purchase the number of shares of Common Stock indicated for the following persons: Stephen Skiba (2,500), David A. Frank (2,500), and Peter G. Weinstock (2,500).

                           DESCRIPTION OF THE NOTES

GENERAL

  The Notes will be issued pursuant to an Indenture dated as of the Issue Date (the "Indenture"), between Matrix Capital and First Trust National Association as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The definitions of certain terms used in the following summary are set forth below under "Certain Definitions." The term "Matrix Capital" refers only to Matrix Capital Corporation and not to any of its Subsidiaries.

  The Notes will be general unsecured obligations of Matrix Capital and will rank pari passu in right of payment with all current and future Senior Indebtedness of Matrix Capital. However, the Notes will be effectively subordinated to all existing and future secured Indebtedness of Matrix Capital and the Subsidiaries, including the Permitted Secured Indebtedness, and interests (including Indebtedness) of Securitization Trusts, which rank senior in right of payment to Matrix Capital's right to receive excess cash flow of such trusts. See "Risk Factors--Ranking of Notes."

  The Notes are obligations exclusively of the Issuer. None of the Subsidiaries have executed or entered into any guarantee, pledge or other agreement whereby the assets of the Subsidiaries would be available to satisfy the Issuer's obligations under the Notes. Since the operations of the Issuer are conducted through its Subsidiaries, the Issuer's cash flow and the consequent ability to service debt of the Issuer, including the Notes, are dependent upon the earnings of its Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, the Issuer. The payment of dividends and the making of loans and advances to the Issuer by its Subsidiaries are subject to statutory and contractual restrictions, are dependent upon the earnings of those Subsidiaries and are subject to various business considerations. See "Risk Factors--Dependence on Dividends and Interest Payments from the Subsidiaries." As of the Issue Date, all of the Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances, Matrix Capital will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

  As of August 31, 1997, on a pro forma basis after giving effect to this offering and the application of the proceeds thereof, Matrix Capital and the Subsidiaries had approximately $44.6 million of secured Indebtedness outstanding under credit facilities and an additional $71.4 million was available for borrowing thereunder. Subject to certain restrictions described herein, the Indenture will permit Matrix Capital and the Subsidiaries to incur substantial additional Indebtedness.

  Matrix Capital will issue the Notes in denominations of $1,000 and integral multiples thereof. The Notes will be initially issued only in fully registered book-entry form with The Depository Trust Company, as the book-entry depositary (the "Depositary"). Except as described in this Prospectus or in the Indenture, the Notes will not be issuable in definitive certificated form to any person other than the Depositary or its nominees. Book-entry beneficial owners of the Notes will not be entitled to have such book-entry beneficial ownership registered in their names on the Security Register, will not receive or be entitled to receive physical delivery of the Notes beneficially owned by book-entry registration, and will not be deemed to be the registered holders (the "Holders") of the Notes under the Indenture. Accordingly, such person holding a book-entry beneficial interest in the Notes must rely upon the procedures of the Depositary and, if such person is not a Participant (as defined below) in the Depositary's book-entry system, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder of the Notes under the Indenture. See "--Book-Entry System."

PRINCIPAL, MATURITY AND INTEREST

  The Notes will be limited in aggregate principal amount to $20.0 million and will mature on September 30, 2004. Interest on the Notes will accrue at the rate of 11.50% per annum and will be payable semi-annually in arrears on March 31 and September 30, commencing on March 31, 1998, to Holders of record on the immediately preceding March 15 and September 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Notes will be payable at the office or agency of Matrix Capital maintained for such purpose within New York or, at the option of Matrix Capital, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of the Notes; provided that all payments of principal, premium, if any, and interest with respect to the Notes the Holders of which have given valid, timely and complete wire transfer instructions to Matrix Capital and the Trustee will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof in such instructions. Until otherwise designated by Matrix Capital, Matrix Capital's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

NO OPTIONAL REDEMPTION

  Matrix Capital will have no right to redeem the Notes prior to maturity.

NO MANDATORY REDEMPTION

  Except as otherwise described under "Change of Control," "Asset Sales" and "Events of Default and Remedies" and as otherwise provided in the Indenture, Matrix Capital shall have no obligation to redeem the Notes prior to maturity.

REPURCHASE AT THE OPTION OF HOLDERS

 Change of Control

  The Indenture will provide that, upon the occurrence of a Change of Control, each Holder of the Notes will have the right to require Matrix Capital to repurchase all (but not less than all) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase (the "Change of Control Payment"). Within ten days following any Change of Control, Matrix Capital will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase the Notes on the date specified in such notice, which date shall be no earlier than the earliest date permitted under Rule 14e-1 under the Exchange Act ("Rule 14e-1") and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. Matrix Capital will comply with the requirements of Rule 14e-1 and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, Matrix Capital shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

  Pursuant to the Indenture, on the Change of Control Payment Date, Matrix Capital will, to the extent lawful, (1) accept for payment all the Notes properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all the Notes so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of the Notes being purchased by Matrix Capital. The Paying Agent is required to promptly mail to each Holder of the Notes so tendered the Change of Control Payment for such Notes.

  The Change of Control provisions described above will be applicable whether or not the covenant described below under "--Certain Covenants--Merger, Consolidation or Sale of Assets" is applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that Matrix Capital repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

  Certain of the Company's credit facilities contain, and future Indebtedness of Matrix Capital or the Subsidiaries may contain, prohibitions of certain events that could constitute a Change of Control. In addition, the financial effect on Matrix Capital of the exercise by the Holders of the Notes of their right to require Matrix Capital to repurchase the Notes could cause a default under outstanding Indebtedness, even if the Change of Control itself does not. In addition, Matrix Capital's ability to pay cash to the Holders of the Notes upon a repurchase may be limited by Matrix Capital's then existing financial resources.

  Matrix Capital will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer and purchases all the Notes validly tendered and not withdrawn under such Change of Control Offer.

  The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Matrix Capital and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of the Notes to require Matrix Capital to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Matrix Capital and its Restricted Subsidiaries, taken as a whole, to another Person or group may be uncertain.

 Asset Sales

  The Indenture will provide that Matrix Capital will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) Matrix Capital (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by an Officers' Certificate delivered to the Trustee and, with respect to any Asset Sale involving consideration in excess of $2.5 million, a resolution of Matrix Capital's Board of Directors) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 85% (or, in the case of the sale or other disposition of any Residual Receivables (or interest therein), 50%) of the consideration therefor received by Matrix Capital or such Restricted Subsidiary is in the form of Cash Equivalents; provided that the amount of (x) any liabilities (as shown on Matrix Capital's or such Restricted Subsidiary's most recent balance sheet) of Matrix Capital or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are expressly assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Matrix Capital or such Restricted Subsidiary from further liability and (y) any currencies, securities, notes or other obligations received by Matrix Capital or any such Restricted Subsidiary from such transferee that are converted by Matrix Capital or such Restricted Subsidiary into Cash Equivalents within 30 days after receipt (to the extent of the cash received), shall be deemed to be Cash Equivalents for purposes of this provision.

  The Indenture will permit Matrix Capital or the Restricted Subsidiary, as the case may be, within 180 days after the receipt of any Net Proceeds from an Asset Sale subject to this covenant, to apply an amount equal to 100% of such Net Proceeds to (i) an Investment (other than in Receivables that, at the time of purchase, are not Eligible Receivables), or (ii) the purchase of Receivables that are, at the time of purchase, Eligible Receivables, or (iii) the purchase of Servicing Rights which are eligible for collateral under any Warehouse Facility, or (iv) the making of any capital expenditure, or (iv) the acquisition of any other tangible assets, in each case, in or with respect to a Permitted Business. Pending the final application of any such Net Proceeds, Matrix Capital or such Restricted Subsidiary may temporarily reduce outstanding Indebtedness or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture. Any Net Proceeds from Asset Sales not applied or invested as provided in the preceding sentence of this paragraph will be deemed to constitute "Excess

Proceeds." When the aggregate amount of Excess Proceeds exceeds $5 million, the Indenture will require Matrix Capital to make an offer to all Holders of the Notes (an "Asset Sale Offer") to purchase the maximum principal amount of the Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture.

  Notwithstanding the foregoing, the Indenture will further provide that Matrix Capital will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, sell or otherwise convey or dispose of any Residual Receivables or interest therein for consideration of which less than 85% is in the form of Cash Equivalents, unless: (i) from and after the Issue Date, upon the creation of any Senior Residual Receivables by Matrix Capital or any Restricted Subsidiary, Matrix Capital shall designate, by an Officers' Certificate delivered to the Trustee, Senior Residual Receivables with an aggregate book value equal to 25% of the book value of the Senior Residual Receivables so created as Retained Residual Receivables ("Retained Residual Receivables") and no such designation shall have been revoked except as provided below; (ii) none of the Residual Receivables sold, conveyed or otherwise disposed of constitute Retained Residual Receivables unless after giving effect to such sale, conveyance or other disposition the aggregate amount of Senior Residual Receivables of Matrix Capital and its Restricted Subsidiaries which are unencumbered by any Lien (of which no more than 25% of the aggregate book value thereof shall constitute Retained Residual Receivables) would be greater than or equal to 250% of all Senior Indebtedness of Matrix Capital and its Restricted Subsidiaries; and (iii) after giving effect to any such sale, conveyance or other disposition of Residual Receivables the aggregate amount of Senior Residual Receivables of Matrix Capital and its Restricted Subsidiaries which are unencumbered by any Lien (of which not more than 25% of the aggregate book value thereof shall constitute Retained Residual Receivables) would be greater than or equal to 150% of all Senior Indebtedness of Matrix Capital and its Restricted Subsidiaries. The Indenture will provide that from time to time Matrix Capital may revoke the designation of any Senior Residual Receivable as a Retained Residual Receivable if Matrix Capital simultaneously designates as Retained Residual Receivables (in addition to any other such designation otherwise required by the Indenture) Senior Residual Receivables (not subject to any Lien) with an aggregate book value equal to or greater than that of the Senior Residual Receivables as to which such designation has been revoked. Any determination of the amount of Residual Receivables shall be based on the consolidated balance sheet of Matrix Capital and its Restricted Subsidiaries for the most recently ended fiscal quarter for which financial statements are available, after giving pro forma effect to the Asset Sale for which such determination is being made and to any other sale of or Lien on or reduction of Residual Receivables since the date of such balance sheet.

  To the extent that the aggregate amount of the Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, Matrix Capital or the Restricted Subsidiary, as the case may be, may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of the Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee is required to select the Notes to be purchased on a pro rata basis. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

  Under the Indenture, the Asset Sale Offer is required to remain open for the minimum period of time required by Rule 14e-1 and no longer (the "Asset Sale Offer Period"). Under the Indenture, no later than five Business Days after termination of the Asset Sale Offer Period (the "Asset Sale Purchase Date"), Matrix Capital is required to purchase the principal amount of the Notes required to be purchased pursuant to this covenant (the "Asset Sale Offer Amount") or, if less than the Asset Sale Offer Amount has been tendered, all the Notes tendered in response to the Asset Sale Offer.

  If the Asset Sale Purchase Date is on or after an interest payment record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender the Notes pursuant to the Asset Sale Offer.

  Under the Indenture, on or before the Asset Sale Purchase Date, Matrix Capital is required, to the extent lawful, to accept for payment, on a pro rata basis, to the extent necessary, the Asset Sale Offer Amount of the Notes or portions thereof tendered pursuant to the Asset Sale Offer, or if less than the Asset Sale Offer Amount has been tendered, all such Notes tendered, and to deliver to the Trustee an Officers' Certificate stating that such Notes or portions thereof were accepted for payment by Matrix Capital in accordance with the terms of this covenant. Matrix Capital, the depositary or the Paying Agent, as the case may be, is required, not later than five days after the Asset Sale Purchase Date, to mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by Matrix Capital for purchase, and Matrix Capital is required to issue a new Note, and the Trustee, upon delivery of an Officers' Certificate from Matrix Capital, is required to authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of any Note surrendered. Any Note not so accepted is required to be promptly mailed or delivered by Matrix Capital to the Holder thereof. Matrix Capital will publicly announce the results of the Asset Sale Offer on the Asset Sale Purchase Date.

  Matrix Capital will comply, to the extent applicable, with the requirements of Rule 14e-1 and any other securities laws or regulations in connection with the repurchase of any Notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, Matrix Capital shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

CERTAIN COVENANTS

 Restricted Payments

  The Indenture will provide that Matrix Capital will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of Matrix Capital's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Matrix Capital) other than dividends or other payments or distributions payable in Equity Interests (other than Disqualified Stock) of Matrix Capital or dividends or other payments or distributions payable to Matrix Capital or any Wholly-Owned Restricted Subsidiary of Matrix Capital;
(ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, any payment in connection with any merger or consolidation involving Matrix Capital) any Equity Interests of Matrix Capital (other than any such Equity Interests owned by any Wholly-Owned Restricted Subsidiary of Matrix Capital) or any direct or indirect parent of Matrix Capital; (iii) make any principal payment on or with respect to, purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes (other than intercompany Indebtedness payable to Matrix Capital or a Restricted Subsidiary by any Restricted Subsidiary), except at its stated maturity and except for up to $2.9 million of any such Indebtedness represented by the Senior Subordinated Notes that is outstanding on the Issue Date; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

  (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

  (b) Matrix Capital would, at the time of such Restricted Payment and after giving pro forma effect thereto, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test set forth in the first paragraph of the covenant described below under "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

  (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Matrix Capital and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (ii) and (iii) of the next succeeding paragraph), is less than the sum of (i) 25% of the aggregate cumulative Consolidated Net Income of Matrix Capital for the period (taken as one accounting period) from and after the last day of the first fiscal quarter ending immediately following the Issue Date to the end of Matrix Capital's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus (ii) 100% of the aggregate net cash proceeds received by Matrix Capital from the issue or sale since the Issue Date of Equity Interests of Matrix Capital (other than Disqualified Stock) or of Disqualified Stock or Indebtedness represented by securities of Matrix Capital that have been converted into such Equity Interests (other than Equity Interests or Disqualified Stock or convertible debt securities) sold to a Subsidiary of Matrix Capital and other than Disqualified Stock or other Indebtedness represented by securities that have been converted into Disqualified Stock); plus (iii) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment.

  The foregoing provisions will not prohibit the following Restricted
Payments: (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the purchase, redemption or other acquisition or retirement for value of any Equity Interests of Matrix Capital in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of Matrix Capital) of other Equity Interests of Matrix Capital (other than any Disqualified Stock); provided, that the amount of any such net cash proceeds that are utilized for such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (iii) the payment of principal on, or purchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent sale (other than to a Subsidiary of Matrix Capital) of Equity Interests of Matrix Capital (other than Disqualified Stock); provided, that the amount of any such net cash proceeds from any such sale of Equity Interests that are utilized for such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (iv) payments in an amount not to exceed $350,000 in the aggregate during any fiscal year of Matrix Capital (plus any such amount not utilized in the preceding fiscal year) in connection with the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Matrix Capital held by an employee or director of Matrix Capital or any of its Subsidiaries, related to compensation or severance arrangements; (v) advances to a Securitization Trust required to be made by Matrix Capital or any Restricted Subsidiary (in its capacity or the holder of the residual interest in such trust) if such advances rank senior in right of payment to all other interests in, and indebtedness of, such trust; and (vi) the making and consummation of any offer to repurchase any Indebtedness upon the occurrence of a change of control under and as defined in the documents governing such Indebtedness; provided, that in connection with Indebtedness incurred after the Issue Date, the definition of "change of control" is the same in all material respects as the definition of "Change of Control" set forth in the Indenture and payments pursuant thereto are not required to be made prior to the date on which the Change of Control Payment is required to be made under the Indenture and, with respect to any Indebtedness subordinated in right of payment to the Notes, no sooner than 30 days after the date such Change of Control Offer is required to be made.

  The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by Matrix Capital and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

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  The amount of all Restricted Payments other than cash shall be the fair market value (evidenced by an Officers' Certificate on the date of the Restricted Payment) of the asset(s) or securities proposed to be transferred or issued by Matrix Capital or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment in excess of $350,000 shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $3.5 million. Not later than the date of making any Restricted Payment, Matrix Capital shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed.

 Incurrence of Indebtedness and Issuance of Preferred Stock

  The Indenture will provide that Matrix Capital will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) or issue Disqualified Stock, and that Matrix Capital will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock except for preferred stock issued to and held by Matrix Capital or any Wholly-Owned Restricted Subsidiary of Matrix Capital, provided that any subsequent issuance or transfer of Capital Stock that results in such Wholly-Owned Restricted Subsidiary ceasing to be a Wholly-Owned Restricted Subsidiary of Matrix Capital or any subsequent transfer of such preferred stock (other than to Matrix Capital or any of its Wholly-Owned Restricted Subsidiaries) will be deemed, in each case, to constitute the issuance of such preferred stock by the issuer thereof; provided, however, that Matrix Capital or any Subsidiary may incur Indebtedness (including Acquired Debt and/or Senior Indebtedness) or issue Disqualified Stock and any Subsidiary may issue preferred stock if, on the date of such incurrence or issuance and after giving effect thereto, the Consolidated Leverage Ratio does not exceed 2.0 to 1.0.

  The foregoing provisions will not apply to:

  (1) the incurrence by Matrix Capital or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of (A) assets (other than Receivables or Servicing Rights) to be used in a Permitted Business; or (B) construction or improvement of property used in the business of Matrix Capital or such Restricted Subsidiary, in an aggregate principal amount not to exceed in the aggregate as of any date an amount equal to 15% of Consolidated Tangible Equity Capital as of such date.

  (2) the existence of Warehouse Facilities, regardless of amount, and the incurrence of Permitted Warehouse Debt by Matrix Capital or any of its Restricted Subsidiaries; provided, however, that to the extent any such Indebtedness of Matrix Capital or a Restricted Subsidiary of Matrix Capital ceases to constitute Permitted Warehouse Debt, to such extent such Indebtedness shall be deemed to be incurred by Matrix Capital or such Restricted Subsidiary of Matrix Capital, as the case may be, at such time;

  (3) the incurrence by Matrix Capital or any of its Restricted Subsidiaries of intercompany Indebtedness owing to Matrix Capital or any of its Restricted Subsidiaries; provided, however, that (i)(A) any subsequent issuance or transfer of any Capital Stock which results in any such Indebtedness being held by a Person other than a Restricted Subsidiary of Matrix Capital and (B) any sale or transfer of any such Indebtedness to a Person that is not either Matrix Capital or a Restricted Subsidiary of Matrix Capital, shall be deemed, in each case, to constitute the incurrence of such Indebtedness by Matrix Capital or such Restricted Subsidiary, as the case may be, and (ii) any Indebtedness of Matrix Capital to any Restricted Subsidiary is permitted by the covenant described above under "--Restricted Payments;"

  (4) the incurrence by Matrix Capital of Indebtedness represented by the Notes;

  (5) Indebtedness of Matrix Capital and its Restricted Subsidiaries outstanding on the Issue Date;

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  (6) the incurrence by Matrix Capital or any of its Restricted Subsidiaries
of Permitted Refinancing Indebtedness with respect to Indebtedness that was permitted by the Indenture to be incurred or that was outstanding at the Issue Date;

  (7) the incurrence by Matrix Capital or any of its Restricted Subsidiaries of Hedging Obligations directly related to (i) Indebtedness of Matrix Capital or a Restricted Subsidiary of Matrix Capital that was permitted by the Indenture to be incurred, (ii) Receivables held by Matrix Capital or a Restricted Subsidiary pending sale, (iii) Servicing Rights and Receivables of Matrix Capital or a Restricted Subsidiary that have been sold pursuant to a Warehouse Facility; or (iv) Receivables that Matrix Capital or a Restricted Subsidiary reasonably expects to purchase or commit to purchase, finance or accept as collateral; provided, however, that, in the case of each of the foregoing clauses (i) through (iv), such Hedging Obligations are eligible to receive hedge accounting treatment in accordance with GAAP as applied by Matrix Capital and its Restricted Subsidiaries on the Issue Date;

  (8) the incurrence of Acquired Debt by Matrix Capital or any Subsidiary in a principal amount not to exceed $5.0 million in the aggregate since the Issue Date (reduced by the amount of Acquired Debt repaid with Net Proceeds of Asset Sales of the Restricted Subsidiary acquired subject to such Acquired Debt) that is without recourse to Matrix Capital or any of its Restricted Subsidiaries or any of their respective assets (other than the Subsidiary acquired subject to such Acquired Debt), and is not guaranteed by any such Person;

  (9) the Guarantee by Matrix Capital or any Subsidiary of the Indebtedness of Matrix Capital or another Subsidiary that was permitted to be incurred by another provision of this covenant;

  (10) the incurrence by Matrix Capital and the Subsidiaries of Indebtedness in an aggregate principal amount at any time outstanding not to exceed $5 million; and

  (11) (A) the incurrence by an Unrestricted Subsidiary of Matrix Capital of Non-Recourse Debt (including, without limitation, Non-Recourse Debt that would constitute Permitted Warehouse Debt if incurred by a Restricted Subsidiary of Matrix Capital); provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of the Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary and (B) the issuance by an Unrestricted Subsidiary of Matrix Capital of preferred stock.

  The Indenture will also provide that Matrix Capital will not, and will not permit any Restricted Subsidiary to, incur any Indebtedness that is contractually subordinated to any Indebtedness of Matrix Capital or any such Subsidiary unless such Indebtedness is also contractually subordinated to the Notes on substantially identical terms; provided, however, that no Indebtedness shall be deemed to be contractually subordinated to any other Indebtedness solely by virtue of being unsecured or of limited recourse.

  For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (1) through (11) above or is entitled to be incurred pursuant to the first paragraph of this covenant, Matrix Capital shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof.

 Liens

  The Indenture will provide that Matrix Capital will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

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 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

  The Indenture will provide that Matrix Capital will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(A) pay dividends or make any other distributions to Matrix Capital or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (B) pay any Indebtedness owed to Matrix Capital or any of its Restricted Subsidiaries,
(ii) make loans or advances to Matrix Capital or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to Matrix Capital or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) agreements relating to Indebtedness as in effect as of the Issue Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, additions (including additional Warehouse Facilities), replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, additions, replacements or refinancings are not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the agreements relating to Indebtedness as in effect on the Issue Date, (b) applicable law, (c) any instrument governing Acquired Debt or Capital Stock of a Person acquired by Matrix Capital or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Acquired Debt was incurred or such Capital Stock was issued or its terms amended in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the property or assets of any Person, other than the Person or the property or assets of the Person, so acquired, provided that such Person is not taken into account in determining on a pro forma basis whether such acquisition subject to such Acquired Debt was permitted by the terms of the Indenture, (d) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (e) purchase money obligations for property or assets acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property or assets so acquired, and (f) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

 Merger, Consolidation or Sale of Assets

  The Indenture will provide that Matrix Capital may not consolidate or merge with or into (whether or not Matrix Capital is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another Person unless (i) Matrix Capital is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Matrix Capital) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Person formed by or surviving any such consolidation or merger (if other than Matrix Capital) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of Matrix Capital under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv), except in the case of a merger of Matrix Capital with or into a Wholly-Owned Subsidiary of Matrix Capital, Matrix Capital or the Person formed by or surviving any such consolidation or merger (if other than Matrix Capital), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of Matrix Capital immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Leverage Ratio test in the first paragraph of the covenant described above under "--Incurrence of Indebtedness and Issuance of Preferred Stock."

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 Transactions with Affiliates

  The Indenture will provide that Matrix Capital will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing actions, considered separately, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to Matrix Capital or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Matrix Capital or such Restricted Subsidiary with an unrelated Person and (ii) Matrix Capital delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $350,000, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.5 million, an opinion as to the fairness to Matrix Capital or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided that Affiliate Transactions shall not include (A) any employment agreement, stock option, employee benefit, indemnification, compensation (including the payment of reasonable fees to Directors of Matrix Capital or its Restricted Subsidiaries who are not employees of Matrix Capital or its Restricted Subsidiaries), business expense reimbursement or other employment-related agreement, arrangement or plan entered into by Matrix Capital or any of its Restricted Subsidiaries in the ordinary course of business of Matrix Capital or such Restricted Subsidiary, (B) transactions between or among Matrix Capital and/or its Restricted Subsidiaries not otherwise prohibited by the Indenture, (C) loans or advances to employees in the ordinary course of business of Matrix Capital or its Restricted Subsidiaries, but in any event with respect to Restricted Subsidiaries other than Subsidiary Bank not to exceed $500,000 in aggregate principal amount outstanding at any one time, and in the case of Subsidiary Bank not to exceed applicable individual and aggregate legal limits, and (D) Restricted Payments other than Restricted Investments that are permitted by the provisions of the Indenture described above under the caption "--Restricted Payments". The foregoing provisions shall not apply to any transaction or agreement which would constitute an Affiliate Transaction which is outstanding on the Issue Date and is described in Matrix Capital's reports or proxy statements filed with the Commission under "Certain Relationships and Related Transactions" or equivalent headings.

 Maintenance of Regulatory Capital Requirements.

  Matrix Capital will not permit Subsidiary Bank to be classified as other than "well capitalized" as defined by 12 C.F.R. Section 565.4 (or its equivalent as such regulation may be amended from time to time).

 Maintenance of Minimum Consolidated Tangible Equity Capital.

  Matrix Capital will not at any time permit Consolidated Tangible Equity Capital to be less than $35 million.

 Business Activities

  Matrix Capital will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses.

 Payments for Consent

  The Indenture will provide that neither Matrix Capital nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any of the Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

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 Reports

  The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any of the Notes are outstanding, Matrix Capital will furnish to the Holders of the Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Matrix Capital were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of Matrix Capital and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the notes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of Matrix Capital and its Restricted Subsidiaries separately from the financial condition and results of operations of the Unrestricted Subsidiaries of Matrix Capital that are Significant Subsidiaries, individually or in the aggregate) and, with respect to the annual information only, a report thereon by Matrix Capital's certified independent accountants, (ii) all current reports that would be required to be filed with the Commission on Form 8-K if Matrix Capital were required to file such reports and (iii) if Matrix Capital or any Subsidiary affects a Securitization, all periodic master servicing reports for each Securitization Trust related to any such Securitization.

EVENTS OF DEFAULT AND REMEDIES

  The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Notes; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by Matrix Capital to comply with the provisions described above under "Change of Control," "Asset Sales," "Restricted Payments," "Incurrence of Indebtedness and Issuance of Preferred Stock," "Merger, Consolidation or Sale of Assets," "Maintenance of Regulatory Capital Requirements," "Maintenance of Minimum Consolidated Tangible Equity Capital" or "Liens" and other provisions provided for in the Indenture; (iv) failure by Matrix Capital for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Matrix Capital or any of its Subsidiaries (or the payment of which is guaranteed by Matrix Capital or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $1.5 million or more; (vi) failure by Matrix Capital, the Subsidiary Bank or any of its other Subsidiaries to pay final judgments aggregating in excess of $1.5 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (vii) certain events of bankruptcy or insolvency with respect to Matrix Capital or any of its Subsidiaries.

  If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Matrix Capital or any Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

  The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of premium, if any, or interest on, or the principal of, the Notes.

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  Matrix Capital is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and Matrix Capital is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default. The "Events of Default and Remedies" provisions described above shall apply to the Notes in lieu of those described in the accompanying Prospectus.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

  No director, officer, employee, incorporator or shareholder of Matrix Capital as such, shall have any liability for any obligations of Matrix Capital under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

BOOK-ENTRY SYSTEM

  Upon issuance of the Notes to the Depositary, the Depositary will credit on its book-entry registration and transfer system to the accounts of institutions that have accounts with the Depositary or the Depositary's nominee (the "Participants") the aggregate principal amounts of such Notes beneficially owned by such Participants. The accounts to be credited initially shall be designated by the Underwriters. Beneficial ownership of the Notes issued to the Depositary will be limited to the Participants or persons holding interests throughthe Participants. The Participants' beneficial ownership of the Notes will be shown on, and the transfer of such ownership interest will be effected only through, records maintained by the Depositary or its nominee. Beneficial ownership of the Notes by persons who hold through the Participants will be shown on, and the transfer of such ownership interest will be effected only through, records maintained by such Participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws and limits may impair a Holder's ability to transfer beneficial ownership in the Notes.

  Except as set forth below, book-entry beneficial owners of the Notes will not be entitled to have such book- entry beneficial ownership registered in their names on the Security Register, will not receive or be entitled to receive physical delivery of the Notes beneficially owned by book-entry registration, and will not be deemed to be the registered holders of the Notes under the Indenture.

  Accordingly, such person holding a book-entry beneficial interest in the Notes must rely upon the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder of the Notes under the Indenture. The Indenture provides that the Depositary may grant proxies or otherwise authorize Participants to take any action which a registered holder of a Note under the Indenture is entitled to take. Matrix Capital understands that under existing industry practice, in the event that Matrix Capital requests any action of registered holders of the Notes under the Indenture or a book-entry beneficial owner of such Notes desires to take any action which a registered holder of a Note under the Indenture would be entitled to take, the Depositary would authorize the Participants to take any such action and the Participants would authorize the book-entry beneficial owners holding the Notes through such Participants to take such action or would otherwise act upon the instructions of the book- entry beneficial owners holding the Notes through them.

  The total amount of any principal and/or interest due to book-entry beneficial owners with regard to the Notes an any Interest Payment Date, redemption date or upon maturity will be made available by Matrix Capital to the Paying Agent on such date. As soon as practicable thereafter, the Paying Agent will make such payments available to the Depositary in accordance with arrangements between the Paying Agent and the Depositary. Matrix Capital expects that the Depositary upon receipt of any payment of interest or principal in respect of the Notes will credit immediately the Participants' book-entry accounts in amounts proportionate to their respective book- entry beneficial interests in the Notes as reflected on the records of the Depositary. Matrix Capital also expects that payments by the Participants to the book-entry owners of beneficial interests in the Notes will be

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governed by standing instructions and customary practices, as is the case with any securities held for the accounts of customers in bearer form or registered in "street name." Neither Matrix Capital, the Paying Agent, the Trustee nor any agent of Matrix Capital, Paying Agent or Trustee will have any responsibility or liability for any aspect of such payments to the book-entry accounts by the Depositary or the Participants or for maintaining, supervising or reviewing any records relating to book-entry beneficial interests in the Notes.

  Pursuant to the policies of the Depositary, the Notes held by the Depositary may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or such nominee to a successor depositary or its nominees. Book-entry beneficial interests in the Notes are exchangeable for Notes in denominations of $1,000 and integral multiples thereof and fully registered in such names as the Depositary directs if., (i) the Depositary holding the Notes notifies Matrix Capital that the Depositary is unwilling, unable or ineligible to continue as Depositary for the Notes and a successor depositary is not appointed by Matrix Capital within 60 days; (ii) Matrix Capital executes and delivers to the Trustee a Company Order that such book-entry beneficial interests in the Notes be exchangeable for fully registered Notes; or (iii) an Event of Default occurs and shall be continuing as to the Notes. Subject to the foregoing, the book-entry beneficial interests in the Notes shall not otherwise be exchangeable for fully registered Notes.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  Matrix Capital may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below,
(ii) Matrix Capital's obligations with respect to the Notes concerning issuing temporary Notes, registration of the Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and Matrix Capital's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, Matrix Capital may, at its option and at any time, elect to have the obligations of Matrix Capital released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) Matrix Capital must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and Matrix Capital must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, Matrix Capital shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) Matrix Capital has received from, or there has been published by, the Internal Revenue Service a ruling (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of the Covenant Defeasance, Matrix Capital shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant

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Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which Matrix Capital or any of its Subsidiaries is a party or by which Matrix Capital or any of its Subsidiaries is bound; (vi) Matrix Capital must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) Matrix Capital must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by Matrix Capital with the intent of preferring the Holders of the Notes over the other creditors of Matrix Capital with the intent of defeating, hindering, delaying or defrauding creditors of Matrix Capital or others; and (viii) Matrix Capital must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that it has complied with all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance.

TRANSFER AND EXCHANGE

  A Holder may transfer or exchange the Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and Matrix Capital is not required to transfer or exchange any Note selected for redemption. Also, Matrix Capital is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed. The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

  Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes).

  Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of the Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under "Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of the Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under "--Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions.

  Notwithstanding the foregoing, without the consent of any Holder of the Notes, Matrix Capital and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to provide for the assumption of Matrix Capital's obligations to Holders of the Notes in the case of a merger or consolidation, to make any change that

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would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust
Indenture Act.

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

  "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback and the sale or other disposition of any Residual Receivables) other than sales of Receivables (including by means of Securitizations) Servicing Rights or Warehouse Facilities and sales of foreclosed assets, in each case in the ordinary course of business (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Matrix Capital and its Restricted Subsidiaries taken as a whole or of the Subsidiary Bank will be governed by the provisions of the Indenture described above under the caption "Change of Control" and/or the provisions described above under "Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issuance by Matrix Capital or any of its Restricted Subsidiaries of Equity Interests, or the sale by Matrix Capital or any Restricted Subsidiary of any Equity Interests, in each case, of their Subsidiaries (other than directors qualifying shares), in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $2.5 million or
(b) for net proceeds in excess of $2.5 million. Notwithstanding the foregoing, the following will not be deemed to be Asset Sales: (i) an issuance of Equity Interests by a Wholly-Owned Restricted Subsidiary to Matrix Capital or to another Wholly-Owned Restricted Subsidiary; (ii) a Restricted Payment that is permitted by the covenant described above under "Restricted Payments"; (iii) a disposition by a Restricted Subsidiary to Matrix Capital or a Wholly-Owned Restricted Subsidiary or by Matrix Capital to a Wholly-Owned Restricted Subsidiary of Matrix Capital; and (iv) any sale or other disposition of all or any portion of the residential real estate project located in the City of Ft. Lupton, Colorado.

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

  "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership (whether general or limited) or membership interests and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.


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  "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (iii) certificates of deposit and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having one of the two highest ratings obtainable from Moody's or Standard & Poor's and in each case maturing within nine months after the date of acquisition, and (vi) money market funds, the portfolios of which are limited to investments described in clauses (i) through (v) above.

  "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation and excluding sales, leases, transfers, conveyances or other dispositions pursuant to financing arrangements otherwise permitted by the Indenture entered into in the ordinary course of business), in one or a series of related transactions, of all or substantially all of the assets of Matrix Capital and its Restricted Subsidiaries taken as a whole, or of Subsidiary Bank, to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act), (ii) the adoption of a plan relating to the liquidation or dissolution of Matrix Capital or of Subsidiary Bank, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Voting Stock of Matrix Capital or of Subsidiary Bank (measured by general voting power rather than number of shares), (iv) the first day on which a majority of the members of the Board of Directors of Matrix Capital are not Continuing Directors or (v) Matrix Capital or Subsidiary Bank consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Matrix Capital or Subsidiary Bank, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Matrix Capital is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Matrix Capital or of Subsidiary Bank outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority, and in the case of Subsidiary Bank 80% or more, of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance). For purposes of this definition, any transfer of an equity interest of an entity that was formed for the purpose of acquiring Voting Stock of Matrix Capital will be deemed to be a transfer of such portion of such Voting Stock as corresponds to the portion of the equity of such entity that has been so transferred.

  "Code" means the Internal Revenue Code of 1986, as amended.

  "Consolidated Leverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of all consolidated Indebtedness of Matrix Capital and its Restricted Subsidiaries excluding (A) Permitted Warehouse Debt, and (B) Hedging Obligations permitted to be incurred pursuant to clause
(7) of the covenant described under "--Incurrence of Indebtedness and Issuance of Preferred Stock" to (ii) the Consolidated Net Worth of Matrix Capital.

  "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries (for such period, on a consolidated basis, determined in accordance with GAAP); provided, that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly-Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval that has not been obtained (except in the case of Subsidiary Bank prior notification requirements to applicable regulatory authorities) or, directly or

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indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, and (iv) the cumulative effect of a change in accounting principles shall be excluded.

  "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person, (y) all Investments as of such date in unconsolidated Restricted Subsidiaries and in Persons that are not Restricted Subsidiaries and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

  "Consolidated Tangible Equity Capital" means, with respect to any Person as of any date, Consolidated Net Worth minus Goodwill (as such term is defined according to GAAP).

  "Continuing Director" means, as of any date of determination, any member of the Board of Directors of Matrix Capital who (i) was a member of such Board of Directors on the Issue Date or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the directors constituting Continuing Directors who were members of such Board at the time of such nomination or election.

  "Credit Enhancement Agreements" means, collectively, any documents, instruments or agreements entered into by Matrix Capital or, any of its Restricted Subsidiaries with any Person exclusively for the purpose of providing credit support for asset-backed securities issued in connection with Securitizations.

  "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

  "Disqualified Stock" means any Capital Stock that either (A) by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (i) matures or is mandatorily redeemable, in whole or in part, pursuant to a sinking fund obligation or otherwise or, (ii) is convertible into or exchangeable for Indebtedness or Disqualified Stock, in whole or in part, or (iii) is redeemable, in whole or in part, at the option of the Holder thereof at any time, in any such case, on or prior to the date that is 91 days after the date on which the Notes mature, or (B) is designated by Matrix Capital (in a resolution of the Board of Directors delivered to the Trustee) as Disqualified Stock.

  "Eligible Receivables" means, at the time of determination, Receivables meeting the sale or loan eligibility criteria set forth in one or more of the Warehouse Facilities to which Matrix Capital or any of its Restricted Subsidiaries is a party at such time and Receivables which are eligible for sale in a Securitization.

  "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire such Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, such Capital Stock).

  "Excess Spread" means, over the life of a pool of Receivables that have been sold by Matrix Capital or a Restricted Subsidiary in a Securitization, the rights, other than Servicing Rights, retained by Matrix Capital or such Restricted Subsidiary at or subsequent to the closing of such Securitization or sale with respect to such pool, to receive cash flows attributable to such pool.

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  "Fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between an informed and willing seller and an informed and willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

  "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness. Notwithstanding the foregoing, the term "Guarantee" does not include obligations pursuant to representations, warranties, covenants and indemnities in connection with a Warehouse Facility.

  "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate or currency swap agreements, cap agreements, collar agreements and related agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in value of assets owned, financed or sold, or of liabilities incurred or assumed, or of pre-funding arrangements, in any case in the ordinary course of business of such Person and not for speculative purposes.

  "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the unpaid deferred balance of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (ii) all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person), (iii) without duplication, all Warehouse Debt, (iv) all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock, and (v) to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person to the extent of any Guarantee of such indebtedness provided by such Person. Except in the case of Warehouse Debt (the amount of which shall be determined in accordance with the definition thereof) and except in the case of Hedging Obligations (the amount of which shall be determined on a net basis after rights of set-off and related positions), the amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. Notwithstanding the foregoing, the term "Indebtedness" does not include: (a) obligations pursuant to representations, warranties, covenants and indemnities in connection with a Securitization, Warehouse Facility or other financing arrangement permitted by this Indenture entered into in the ordinary course, (b) any deposits with Subsidiary Bank or Subsidiary Trust Company or funds collected by either of them, (c) any banker's acceptance or letter of credit issued by Subsidiary Bank, (d) any check, note, certificate of deposit, money order, traveler's check, draft or bill of exchange issued, accepted or endorsed by Subsidiary Bank or Subsidiary Trust Company, (e) any discount with, borrowing from, or other obligation to any Federal Reserve Bank, the Federal Deposit Insurance Corporation or any Federal Home Loan Bank (or successor organization) which discount or borrowing is in the ordinary course of Subsidiary Bank's banking business and not incurred in connection with any unusual or extraordinary "rescue loan" or substantially similar investment by such Federal Reserve Bank, the Federal Deposit Insurance Corporation or the Federal Home Loan Bank (or successor organization), (f) any agreement, made by Subsidiary Bank in the ordinary course of its banking business, to purchase or repurchase securities, loans or federal funds, or to participate in any such purchase or repurchase, (g) any transaction made by Subsidiary Bank in the ordinary course of Subsidiary Bank's banking business in the nature of any extension of credit, whether in the form of a commitment, guarantee or otherwise, undertaken by it for the account of a third party with the application by

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Subsidiary Bank of the same banking considerations and legal lending limits that would be applicable if the transaction were a loan to such party, (h) any transaction in which Subsidiary Bank or Subsidiary Trust Company in the ordinary course of its banking, mortgage banking or trust business to its customers solely in their capacities as such, (j) any other liability or obligation of Subsidiary Bank or Subsidiary Trust Company incurred in the ordinary course of its banking or trust business not involving any obligation for borrowed money.

  "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees of Indebtedness), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Cash Equivalents, Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of Equity Interests or other securities by Matrix Capital for consideration consisting of common equity securities of Matrix Capital (other than Disqualified Stock) shall not be deemed to be an Investment.

  "Issue Date" means September 29, 1997.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

  "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

  "Net Proceeds" means the aggregate Cash Equivalent proceeds received by Matrix Capital or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any Cash Equivalent received upon the sale or other disposition of any non-cash consideration received in any Asset
Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

  "Non-Recourse Debt" means Indebtedness (i) as to which neither Matrix Capital nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable (as a guarantor or otherwise); and (ii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Matrix Capital or any of its Restricted Subsidiaries.

  "Permitted Businesses" means (a) any financial service business engaged in by Matrix Capital or any Subsidiary as of the Issue Date and thereafter (excluding the underwriting of securities) and (b) any activity related to the residential real estate development project located in the City of Ft. Lupton, Colorado as required to complete such project.

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  "Permitted Investments" means (a) any Investment in Matrix Capital or in a
Restricted Subsidiary; (b) any Investment in Subsidiary Bank; (c) any Investment in or related to the residential real estate development project located in the City of Ft. Lupton, Colorado as required to complete such project and any Refinancing of any related Indebtedness related to such project; (d) any Investment in Cash Equivalents; (e) any Investment by Matrix Capital or any Restricted Subsidiary in a Person if, as a result of such Investment, (i) such Person becomes a Wholly-Owned Restricted Subsidiary that is engaged in a Permitted Business or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Matrix Capital or a Wholly-Owned Restricted Subsidiary and that is engaged in a Permitted Business; (f) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under "Repurchase at the Option of Holders--Asset Sales;" (g) any Investment in Receivables or Servicing Rights made in the ordinary course of business; (h) any Investment in other assets which are to be used in a Permitted Business in the ordinary course of such business; and (i) other Investments in any Person (other than an Affiliate of Matrix Capital that is not also a Subsidiary of Matrix Capital) that do not exceed as of any date in the aggregate an amount equal to 10% of Consolidated Tangible Equity Capital of as of such date.

  "Permitted Liens" means (i) Liens on Receivables, Servicing Rights or other assets (other than Residual Receivables) securing Warehouse Debt or Hedging Obligations (or Guarantees of Warehouse Debt or Hedging Obligations); (ii) Liens related to purchase money obligations incurred for the purpose of financing a Permitted Investment; (iii) Liens on Servicing Rights, Residual Receivables and on the Capital Stock of Restricted Subsidiaries of Matrix Capital substantially all of the assets of which are Residual Receivables; provided, however, that (x) all Retained Residual Receivables shall remain unencumbered by any Lien unless after giving effect to such sale, conveyance or other disposition the aggregate amount of Senior Residual Receivables of Matrix Capital and its Restricted Subsidiaries which are unencumbered by any Lien (of which no more than 25% of the aggregate book value thereof shall constitute Retained Residual Receivables) would be greater than or equal to 250% of all Senior Indebtedness of Matrix Capital and its Restricted Subsidiaries; and (y) after giving effect to the incurrence of such Lien the aggregate amount of Senior Residual Receivables of Matrix Capital and its Restricted Subsidiaries which are unencumbered by any Lien (of which not more than 25% of the aggregate book value thereof shall constitute Retained Residual Receivables) would be greater than or equal to 150% of all Senior Indebtedness of Matrix Capital and its Restricted Subsidiaries; (iv) Liens in favor of Matrix Capital or any Restricted Subsidiary; (v) Liens on property of a Person existing at the time such Person is merged into or consolidated with Matrix Capital or any Restricted Subsidiary of Matrix Capital; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Matrix Capital or such Restricted Subsidiary;
(vi) Liens on property existing at the time of acquisition thereof by Matrix Capital or any Restricted Subsidiary of Matrix Capital, provided that such Liens were in existence prior to the contemplation of such acquisition; (vii) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (viii) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (1) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness; (ix) Liens existing on the Issue Date; (x) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (xi) Liens (including, without limitation, Liens on Residual Receivables) in favor or a monoline insurance company or other provider of credit enhancement pursuant to a Credit Enhancement Agreement;
(xii) Liens incurred in the ordinary course of business of Matrix Capital or any Restricted Subsidiary of Matrix Capital with respect to obligations that do not exceed $350,000 at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by Matrix Capital or such Restricted Subsidiary; (xiii) Liens imposed by law, including but not limited to carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or, other Liens arising out of judgments or awards against Matrix Capital or any of its Restricted Subsidiaries with respect to which Matrix Capital or such Restricted Subsidiary shall then be proceeding with an appeal or other proceedings for review; (xiv) survey exceptions, easements and other restrictions on the use of property; (xv) Liens securing Indebtedness the proceeds of which were utilized by Matrix Capital or a Restricted Subsidiary solely to fund any advances to Securitization Trusts Permitted by clause (v) of the second full paragraph under the caption "--Certain Covenants--Restricted Payments," provided that such Liens encumber no assets other than the contractual right of Matrix Capital or such Restricted Subsidiary, as the case may be, to be reimbursed in respect of any advances funded by such Indebtedness; (xvi) Liens securing deposits or repurchase agreements of Subsidiary Bank; (xvii) Liens on assets of Unrestricted Subsidiaries of Matrix Capital that secure Non-Recourse Debt of Unrestricted Subsidiaries of Matrix Capital; and (xviii) Liens to secure any Refinancing (or successive Refinancings), in whole or in part, of any Indebtedness (or commitment for Indebtedness) existing on the Issue Date; provided, however, that (x) any such new Lien shall be a Lien on the same asset class or interest securing the original Lien and (y) the Indebtedness secured by such Lien is not, solely by virtue of the Refinancing (unless otherwise permitted by the Indenture), increased to an amount greater than the greater of (A) the outstanding principal amount of the Indebtedness existing on the Issue Date secured by such Lien, or (B) if such Lien secures Indebtedness under a line of credit, the commitment amount of such line of credit existing on the Issue Date. Any determination of Senior Residual Receivable shall be based on the consolidated balance sheet of Matrix Capital and its Restricted Subsidiaries for the most recently ended fiscal quarter for which financial statements are available, after giving pro forma effect to the Lien for which such determination is being made and to any other sale of or Lien on or reduction of Residual Receivable since the date of such balance sheet.

  "Permitted Refinancing Indebtedness" means any Indebtedness or Disqualified Stock of Matrix Capital or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness or Disqualified Stock of Matrix Capital or any of its Restricted Subsidiaries (other than Indebtedness incurred pursuant to clauses (2), (3), (4), (9), (10) and (11) of the covenant described under "Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock"; provided that: (i) the principal amount (or accreted value, if applicable) or mandatory redemption amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable) or mandatory redemption amount, plus accrued interest or dividends on, the Indebtedness or Disqualified Stock so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of contractual prepayment charges and reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity or final redemption date later than the final maturity or final redemption date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of the Notes as those contained in the documentation governing the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred or such Disqualified Stock is issued either by Matrix Capital or by the Restricted Subsidiary who is the obligor on the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded.

  "Permitted Warehouse Debt" means Warehouse Debt of Matrix Capital or a Restricted Subsidiary outstanding under one or more Warehouse Facilities (excluding any Guarantees issued by Matrix Capital or a Restricted Subsidiary in connection therewith); provided, however, that (i) the assets purchased with proceeds of such Warehouse Debt are or, prior to any funding under the Warehouse Facility with respect to such assets, were eligible to be recorded as held for sale on the consolidated balance sheet of Matrix Capital and its Restricted Subsidiaries in accordance with GAAP, (ii) such Warehouse Debt will be deemed Permitted Warehouse Debt (a) in the case of a Purchase Facility, only to the extent the holder of such Warehouse Debt has no contractual recourse to Matrix Capital or any of its Restricted Subsidiaries to satisfy claims in respect of such Warehouse Debt in excess of the realizable value of the Eligible Receivables financed thereby, and (b) in the case of any other Warehouse Facility, at the time such Warehouse Debt is incurred, only to the extent of the lesser of (A) the amount advanced by the lender with respect to the Eligible Receivables financed under such Warehouse Facility, and (B) 100% of the aggregate principal amount of such Eligible Receivables and (iii) in the case of Warehouse Debt that is not secured by a Lien on Eligible Receivables any such Indebtedness incurred under such Warehouse Facility has not been outstanding in excess of 364 days.

  "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

  "Purchase Facility" means any Warehouse Facility in the form of a purchase and sale facility pursuant to which Matrix Capital or a Restricted Subsidiary sells Receivables to a financial institution, commercial paper facility or conduit and retains a right of first refusal or other repurchase arrangement upon the subsequent resale of such Receivables by such financial institution, commercial paper facility or conduit.

  "Receivables" means residential mortgage, consumer and commercial mortgage loans, leases and receivables purchased or originated by Matrix Capital or any Restricted Subsidiary; provided, however, that for purposes of determining the amount of a Receivable at any time, such amount shall be determined in accordance with GAAP, consistently applied, as of the most recent practicable date.

  "Refinance" means, in respect of any Indebtedness, to extend, refinance, renew, replace, defease, refund, repay, prepay, redeem, or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

  "Residual Receivables" of Matrix Capital means at any time, the capitalized asset value of Excess Spread of Matrix Capital and its Restricted Subsidiaries (including, without limitation, subordinated, interest-only and residual certificates of a Securitization Trust), with respect to any Receivable pool of any Securitization Trust, calculated in accordance with GAPP.

  "Restricted Investment" means an Investment other than a Permitted
Investment.

  "Restricted Subsidiary" means any Subsidiary other than an Unrestricted Subsidiary.

  "Retained Residual Receivables" has the meaning specified under "-- Repurchase at Option of Holders-- Asset Sales."

  "Securitization" means a public or private transfer of Receivables in the ordinary course of business and by which Matrix Capital or a Restricted Subsidiary directly or indirectly securitizes a pool of specialized Receivables, including any such transaction involving the sale of specialized Receivables to a Securitization Trust.

  "Securitization Trust" means any Person that is not a Restricted Subsidiary established exclusively for the purpose of issuing securities in connection with any Securitization, the obligations of which are without recourse to Matrix Capital or any of its Subsidiaries (other than obligations constituting Indebtedness incurred in accordance with the first paragraph of the covenant described under "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock").

  "Senior Indebtedness" means all Indebtedness of any Person that is not subordinated in right of payment to any other Indebtedness or other obligations of such Person, including the Permitted Secured Indebtedness, but excluding Permitted Warehouse Debt and Hedging Obligations permitted to be incurred under the Indenture and, in the case of Indebtedness secured by Senior Residual Receivables, the lesser of (x) the amount of such Indebtedness and (y) the amount of the Senior Residual Receivables securing such Indebtedness.

  "Senior Residual Receivables" means Residual Receivables which have not been created as the result of or in connection with the sale, securitization or other disposition of other Residual Receivables.

  "Servicing Rights" means the contractual right to receive a fee for processing and administering loan payments with respect to Receivables or loans, leases or receivables originated by third parties or any interest in such right.

  "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership or limited liability company (a) the sole general partner or the managing general partner or managing member of which is such Person or a Subsidiary of such Person or
(b) the only general partners or managing members of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

  "Subsidiary Bank" means Matrix Capital Bank, or its successor bank, and any additional federally insured depository institution that may be acquired by Matrix Capital in the future.

  "Unrestricted Subsidiary" means any Subsidiary, other than Subsidiary Bank and Matrix Financial, that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) is not party to any agreement, contract, arrangement or understanding with Matrix Capital or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Matrix Capital or such Restricted Subsidiary that those that might be obtained at the time from Persons who are not Affiliates of Matrix Capital; (b) is a Person with respect to which neither Matrix Capital nor any of its Restricted Subsidiaries has any direct or indirect obligation (other than obligations constituting Indebtedness incurred in accordance with the first paragraph of the covenant described under "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock") (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (c) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Matrix Capital or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Matrix Capital as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," Matrix Capital shall be in default of such covenant). The Board of Directors of Matrix Capital may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, other than Subsidiary Bank and Matrix Financial; provided that such designation shall be deemed to be an incurrence of Indebtedness and issuance of preferred stock by a Restricted Subsidiary of Matrix Capital of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness and preferred stock is permitted under the covenant described under the caption "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," and (ii) no Default or Event of Default would exist following such designation.

  "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote generally in the election of the Board of Directors of such Person.

  "Warehouse Debt" means Indebtedness of Matrix Capital or a Restricted Subsidiary equal to the greater of (x) the consideration received by Matrix Capital or its Restricted Subsidiaries under a Warehouse Facility and (y) in the case of a Purchase Facility, the book value of the Eligible Receivables or Servicing Rights financed under such Warehouse Facility, until such time as such Eligible Receivables or Servicing Rights are (i) securitized, (ii) repurchased by Matrix Capital or its Restricted Subsidiaries or (iii) sold by the counterparty under the Warehouse Facility to a Person who is not an Affiliate of Matrix Capital, including any Guarantees issued by Matrix Capital or a Restricted Subsidiary in connection therewith.

  "Warehouse Facility" means any funding arrangement, including Purchase Facilities, with a financial institution or other lender or purchaser or any conduit or special purpose vehicle used in connection with such funding arrangement, to the extent (and only to the extent) that Matrix Capital or any of its Restricted Subsidiaries incurs Warehouse Debt thereunder exclusively to finance or refinance the purchase or origination of Receivables or Servicing Rights by Matrix Capital or a Restricted Subsidiary prior to securitization.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock at any date, the number of years obtained by dividing
(i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity (or final redemption, in the case of Disqualified Stock), in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness or mandatory redemption amount of Disqualified Stock.

  "Wholly-Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in the Purchase Agreement (a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), the Underwriters named below have severally agreed to purchase and the Company has agreed to sell to the Underwriters $20,000,000 in aggregate principal amount of the Notes in the dollar amount of the Notes set forth opposite their respective names:

                                                                     PRINCIPAL
UNDERWRITER                                                           AMOUNT
-----------                                                         -----------
Keefe, Bruyette & Woods, Inc....................................... $10,000,000
Piper Jaffray Inc..................................................  10,000,000
                                                                    -----------
                                                                    $20,000,000
                                                                    ===========

  The nature of the Underwriters' obligation is such that if any of the Notes are purchased, all of them must be purchased. The Underwriters propose to offer the Notes to the public at the Price to Public set forth on the cover page of this Prospectus and to dealers at such price less a concession not in excess of .27% of the principal amount of the Notes. The Underwriters may allow and such dealers may re-allow a concession not in excess of .05% of the principal amount of the Notes to certain other brokers and dealers. After the offering, the Price to Public, concession and reallowance may be changed by the Underwriters.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act or contribute to payments the Underwriters may be required to make in respect thereof.

  The Notes will not be listed on any securities exchange. The Company has been advised by the Underwriters that the Underwriters currently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

  In connection with this offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 under Regulation M of the Securities Exchange Act of 1934 (the "Exchange Act"), pursuant to which such person may bid for or purchase Notes for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with the offering than they are committed to purchase from the Company, and in such case may purchase Notes in the open market following completion of the offering to cover all or a portion of such short position. In addition, the Underwriters may impose "penalty bids" under contractual arrangements among the Underwriters whereby there may be reclaimed from an Underwriter (or dealer participating in the offering) for the account of other Underwriters, the selling concession with respect to the Notes that are distributed in the offering but subsequently purchased for the account of the Underwriters in the open market. Underwriters and prospective underwriters intend to engage in passive market making in accordance with Rule 103 under Regulation M of the Exchange Act, which, in general, permits entities which are Nasdaq market makers to continue to maintain bids for the Notes so long as certain price and daily quantity limits are observed. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market in the absence of such transactions. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

  The Underwriters and their respective affiliates may be customers of, engage in transactions with, and perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

  The validity of the Notes and certain matters related thereto will be passed upon for the Company by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Manatt, Phelps & Phillips, LLP, Los Angeles, California. Peter G. Weinstock, an advisory director of Matrix Capital, is a member of Jenkens & Gilchrist, a Professional Corporation.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  Matrix Capital has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto the "Registration Statement") under the Securities Act, with respect to the offering of the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission, at the addresses set forth below. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement.

  Matrix Capital is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements, and other information filed by Matrix Capital can be inspected and copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the
Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission also maintains a Web site (http://www.sec.gov) at which reports, proxy and information statements and other information regarding Matrix Capital may be accessed. In addition, such reports, proxy statements and other information can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Matrix Capital Corporation
  Report of Independent Auditors........................................... F-2
  Consolidated Balance Sheets--December 31, 1995 and 1996, and June 30,
   1997 (unaudited)........................................................ F-3
  Consolidated Statements of Income--for the years ended December 31, 1994,
   1995 and 1996, and for the six months ended June 30, 1996 and June 30,
   1997 (unaudited)........................................................ F-4
  Consolidated Statements of Shareholders' Equity--for the years ended De-
   cember 31, 1994, 1995 and 1996, and for the six months ended June 30,
   1997 (unaudited)........................................................ F-5
  Consolidated Statements of Cash Flows--for the years ended December 31,
   1994, 1995 and 1996, and for the six months ended June 30, 1996 and 1997
   (unaudited)............................................................. F-6
  Notes to Consolidated Financial Statements--December 31, 1996 and June
   30, 1997 (unaudited).................................................... F-7

                        REPORT OF INDEPENDENT AUDITORS

SHAREHOLDERS AND BOARD OF DIRECTORS
MATRIX CAPITAL CORPORATION

  We have audited the accompanying consolidated balance sheets of Matrix Capital Corporation (Company) as of December 31, 1995 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

  As discussed in Note 2 to the consolidated financial statements, in 1995 the Company changed its method of accounting for mortgage servicing rights as a result of adopting Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights.

                                          /s/ ERNST & YOUNG LLP

Phoenix, Arizona
May 30, 1997

                           MATRIX CAPITAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                     DECEMBER 31
                                                  -----------------   JUNE 30
                                                    1995     1996      1997
                                                  -------- -------- -----------
                                                                    (UNAUDITED)
                     ASSETS
Cash............................................. $  1,929 $  2,855  $ 10,564
Interest earning deposits........................    6,061    9,754    11,766
Loans held for sale, net.........................  127,090  182,801   343,146
Loans held for investment, net...................   19,575   29,560    50,641
Mortgage servicing rights, net...................   13,817   23,680    30,811
Other receivables................................    5,609    9,353    36,005
Federal Home Loan Bank of Dallas stock...........    1,954    2,871     4,807
Premises and equipment, net......................    6,167    7,887     8,622
Deferred income tax benefit......................       --       54        54
Other assets.....................................    4,111    5,744     6,147
                                                  -------- --------  --------
    Total assets................................. $186,313 $274,559  $502,563
                                                  ======== ========  ========
      LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Deposits....................................... $ 48,877 $ 90,179  $202,598
  Custodial escrow balances......................   27,011   37,881    80,924
  Drafts payable.................................    8,817    5,961     7,956
  Payable for purchase of mortgage servicing
   rights........................................    1,312    8,044     4,652
  Federal Home Loan Bank of Dallas borrowings....   19,000   51,250    70,600
  Borrowed money.................................   65,093   42,431    87,451
  Other liabilities..............................    4,491    5,502    12,464
  Income taxes payable...........................    1,026    1,041        24
                                                  -------- --------  --------
    Total liabilities............................  175,627  242,289   466,669
Commitments and contingencies
Shareholders' equity:
  Preferred stock, par value $.0001; authorized
   5,000,000 shares; no shares outstanding
  Common stock, par value $.0001; authorized
   50,000,000 shares; issued and outstanding
   4,668,531, 6,681,031 and 6,681,031 shares at
   December 31, 1995 and 1996 and June 30, 1997,
   respectively..................................       --        1         1
  Additional paid in capital.....................    3,769   21,983    21,983
  Retained earnings..............................    6,917   10,286    13,910
                                                  -------- --------  --------
    Total shareholders' equity...................   10,686   32,270    35,894
                                                  -------- --------  --------
    Total liabilities and shareholders' equity... $186,313 $274,559  $502,563
                                                  ======== ========  ========

                            See accompanying notes.

                           MATRIX CAPITAL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

              (DOLLARS IN THOUSANDS EXCEPT PER SHARE INFORMATION)

                                                            SIX MONTHS ENDED
                                YEAR ENDED DECEMBER 31           JUNE 30
                             ----------------------------- -------------------
                               1994      1995      1996      1996      1997
                             --------- --------- --------- --------- ---------
                                                               (UNAUDITED)
INTEREST INCOME
  Loans and mortgage backed
   securities............... $   6,681 $  10,412 $  16,084 $   7,847 $  12,563
  Interest earning
   deposits.................       349       374       465       217       559
                             --------- --------- --------- --------- ---------
    Total interest income...     7,030    10,786    16,549     8,064    13,122
INTEREST EXPENSE
  Savings and time
   deposits.................     1,210     1,892     3,292     1,328     2,381
  Demand and money market
   deposits.................       271       292       468       233     1,456
  FHLB borrowings...........       213     1,113     2,039       976       718
  Borrowed money............     1,332     3,897     4,691     2,862     2,796
                             --------- --------- --------- --------- ---------
    Total interest expense..     3,026     7,194    10,490     5,399     7,351
                             --------- --------- --------- --------- ---------
Net interest income before
 provision for loan and
 valuation losses...........     4,004     3,592     6,059     2,665     5,771
Provision for loan and
 valuation losses...........       216       401       143       152       297
                             --------- --------- --------- --------- ---------
Net interest income.........     3,788     3,191     5,916     2,513     5,474
NONINTEREST INCOME
  Loan administration.......     6,926     7,749     8,827     4,632     8,264
  Brokerage.................     4,017     4,787     4,364     1,947     1,961
  Trust services............     2,488     2,869     3,061     1,616     1,768
  Gain on sale of loans and
   mortgage backed
   securities...............     1,590     3,272     3,369       852       964
  Gain on sale of mortgage
   servicing rights.........       684     1,164     3,232     1,091     2,352
  Loan origination..........     1,294     2,069     1,561       194     1,509
  Other.....................       940     1,744     2,173       933     1,537
                             --------- --------- --------- --------- ---------
    Total noninterest
     income.................    17,939    23,654    26,587    11,265    18,355
NONINTEREST EXPENSE
  Compensation and employee
   benefits.................     8,929    10,527    12,722     6,137     6,904
  Amortization of mortgage
   servicing rights.........     1,185     1,817     2,432     1,184     3,175
  Occupancy and equipment...     1,434     1,451     1,776       902       977
  Professional fees.........       638       783       666       240       418
  Data processing...........       520       560       642       287       365
  Losses related to recourse
   sales....................        --        --       787        --     1,125
  Federal Deposit Insurance
   Corporation premiums.....       176       155       635        19        22
  Other general and
   administrative...........     3,711     5,160     6,995     2,517     4,944
                             --------- --------- --------- --------- ---------
    Total noninterest
     expense................    16,593    20,453    26,655    11,286    17,930
                             --------- --------- --------- --------- ---------
  Income before income
   taxes....................     5,134     6,392     5,848     2,492     5,899
  Provision for income
   taxes....................     2,014     2,469     2,278       991     2,275
                             --------- --------- --------- --------- ---------
  Net income................ $   3,120 $   3,923 $   3,570 $   1,501 $   3,624
                             ========= ========= ========= ========= =========
  Net income per common and
   common equivalent share.. $     .69 $     .83 $     .68 $     .31 $     .53
                             ========= ========= ========= ========= =========
  Weighted average common
   and common equivalent
   shares................... 4,529,593 4,707,221 5,077,040 4,707,221 6,776,895
                             ========= ========= ========= ========= =========

                            See accompanying notes.

                           MATRIX CAPITAL CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                   COMMON STOCK   ADDITIONAL RETAINED
                                 ----------------  PAID IN   EARNINGS
                                  SHARES   AMOUNT  CAPITAL   (DEFICIT)  TOTAL
                                 --------- ------ ---------- --------  -------
Balance at December 31, 1993...  4,529,593  $--    $ 3,660   $  (126)  $ 3,534
Capital contribution into
 pooled company prior to merg-
 er............................         --   --          8        --         8
Net income.....................         --   --         --     3,120     3,120
                                 ---------  ---    -------   -------   -------
Balance at December 31, 1994...  4,529,593   --      3,668     2,994     6,662
Issuance of stock for servic-
 es............................    138,938   --        101        --       101
Net income.....................         --   --         --     3,923     3,923
                                 ---------  ---    -------   -------   -------
Balance at December 31, 1995...  4,668,531   --      3,769     6,917    10,686
Issuance of stock, net of issu-
 ance costs of $1,934..........  2,012,500    1     18,190        --    18,191
Cash dividends paid by pooled
 company prior to merger.......         --   --         --     (201)      (201)
Capital contribution into
 pooled company prior to merg-
 er............................         --   --         24        --        24
Net income.....................         --   --         --     3,570     3,570
                                 ---------  ---    -------   -------   -------
Balance at December 31, 1996...  6,681,031    1     21,983    10,286    32,270
Net income (unaudited).........         --   --         --     3,624     3,624
                                 ---------  ---    -------   -------   -------
Balance at June 30, 1997 (unau-
 dited)........................  6,681,031  $ 1    $21,983   $13,910   $35,894
                                 =========  ===    =======   =======   =======


                            See accompanying notes.

                           MATRIX CAPITAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                             SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31         JUNE 30
                                 --------------------------  -----------------
                                  1994     1995      1996     1996      1997
                                 -------  -------  --------  -------  --------
                                                               (UNAUDITED)
OPERATING ACTIVITIES
Net income.....................  $ 3,120  $ 3,923  $  3,570  $ 1,501  $  3,624
Adjustments to reconcile net
 income to net cash used by op-
 erating activities:
 Depreciation and amortiza-
  tion.........................      615      882     1,106      359       691
 Provision for loan and valua-
  tion losses..................      216      401       143      152       297
 Amortization of mortgage ser-
  vicing rights................    1,185    1,817     2,432    1,184     3,175
 Noncash compensation expense..       --      101        --       --        --
 Accretion of premium on depos-
  its..........................      (68)     (28)       (7)      (7)       --
 Deferred income taxes.........      286      212       (54)      --        --
 Gain on sale of loans and
  mortgage backed securities...   (1,590)  (3,272)   (3,369)    (852)     (964)
 Gain on sale of mortgage ser-
  vicing rights................     (684)  (1,164)   (3,232)  (1,091)   (2,352)
 Losses related to recourse
  sales........................       --       --       787       --     1,125
 Loans originated for sale, net
  of loans sold................   (4,681) (38,591)    8,099   11,732   (10,973)
 Loans purchased for sale......  (80,048) (91,774) (159,015) (65,262) (208,483)
 Proceeds from sale of loans
  purchased for sale...........   62,727   70,159    57,395   44,169    38,430
 Gain on sale of premises and
  equipment....................       --       --       (78)      --        --
 Originated mortgage servicing
  rights, net..................       --     (885)     (441)    (462)      (42)
 Increase in due from broker...       --       --        --  (21,153)       --
 Increase in other receivables
  and other assets.............   (2,288)  (3,738)     (796)  (5,572)  (11,666)
 Increase (decrease) in other
  liabilities and income taxes
  payable......................      942      (20)   (2,320)    (481)    5,945
                                 -------  -------  --------  -------  --------
Net cash used by operating ac-
 tivities......................  (20,268) (61,977)  (95,780) (35,783) (181,193)
INVESTING ACTIVITIES
Loans originated and purchased
 for investment................     (423)  (2,919)  (15,048)  (2,608)  (28,194)
Principal repayments on loans..   10,962   17,517    22,982   11,789    28,457
Purchase of Federal Home Loan
 Bank of Dallas stock..........     (536)    (814)     (917)    (703)   (1,936)
Purchases of premises and
 equipment.....................   (1,957)  (1,963)   (2,695)  (1,077)   (1,273)
Purchase of land under develop-
 ment..........................       --       --    (1,431)  (1,292)       --
Purchase of revenue anticipa-
 tion warrants.................       --       --      (818)      --        --
Purchase of residential homes..       --       --    (1,003)      --        --
Acquisition of mortgage servic-
 ing rights....................   (3,920)  (9,654)  (10,410)  (2,487)  (29,100)
Proceeds from sale of mortgage
 servicing rights..............      677    1,769     8,410    5,071     3,128
Proceeds from sale of available
 for sale securities...........       --       --    21,548       --        --
                                 -------  -------  --------  -------  --------
Net cash provided (used) by in-
 vesting activities............    4,803    3,936    20,618    8,693   (28,918)
FINANCING ACTIVITIES
Net (decrease) increase in de-
 posits........................   (3,539)   6,995    41,309   24,639   112,419
Net (decrease) increase in cus-
 todial escrow balances........   (7,107)   2,324    10,870     (322)   43,043
Increase in revolving lines and
 repurchase agreements, net....   20,409   39,384    17,151    1,991    35,326
Repayments of notes payable....     (605)  (3,865)  (13,923)    (927)   (5,434)
Proceeds from notes payable....    2,893   12,933     6,924    3,494    34,558
Proceeds from senior subordi-
 nated notes...................       --    2,910        --       --        --
Repayment of financing arrange-
 ments.........................     (639)    (307)     (564)    (162)      (80)
Dividends paid by pooled com-
 pany prior to merger..........       --       --      (201)     (66)       --
Capital contribution into
 pooled company prior to merg-
 er............................        8       --        24       24        --
Proceeds from issuance of com-
 mon stock.....................       --       --    18,191       --        --
                                 -------  -------  --------  -------  --------
Net cash provided by financing
 activities....................   11,420   60,374    79,781   28,671   219,832
                                 -------  -------  --------  -------  --------
(Decrease) increase in cash and
 cash equivalents..............   (4,045)   2,333     4,619    1,581     9,721
Cash and cash equivalents at
 beginning of period...........    9,702    5,657     7,990    7,989     2,609
                                 -------  -------  --------  -------  --------
Cash and cash equivalents at
 end of period.................  $ 5,657  $ 7,990  $ 12,609  $ 9,570  $ 22,330
                                 =======  =======  ========  =======  ========
SUPPLEMENTAL DISCLOSURE OF
 NONCASH ACTIVITY
Payable for purchase of mort-
 gage servicing rights.........  $ 1,763  $ 1,312  $  8,044  $   297  $  4,652
                                 =======  =======  ========  =======  ========
Drafts payable.................  $    --  $ 8,817  $  5,961  $10,775  $  7,956
                                 =======  =======  ========  =======  ========
SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION
Cash paid for interest ex-
 pense.........................  $ 2,949  $ 6,489  $ 10,598  $ 5,392  $  7,013
                                 =======  =======  ========  =======  ========
Cash paid for income taxes.....  $ 1,702  $ 1,766  $  2,298  $   831  $  3,292
                                 =======  =======  ========  =======  ========

                            See accompanying notes.

                          MATRIX CAPITAL CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1996 AND JUNE 30, 1997

          (The information as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 is unaudited)

1. ORGANIZATION

  On June 30, 1993, Matrix Capital Corporation (Company) was formed and exchanged 1,000,000 shares of its common stock for 100 percent of the common stock of United Financial, Inc. (United Financial), Matrix Financial Services Corporation (Matrix Financial) and another company with minimal assets or operations. The merger was accounted for as a pooling of interests and, accordingly, the 1993 consolidated financial statements were restated to include the accounts and operations of the companies prior to the merger.

  On October 18, 1996, the Company completed its initial public offering by selling 1,750,000 shares of common stock at a price of $10.00 per share. On November 18, 1996, the underwriters exercised their option to purchase an additional 262,500 shares of the Company's common stock (over-allotment) at the initial public offering price of $10.00. The net proceeds received in the offering were approximately $18.2 million.

  On September 23, 1993 the Company acquired Dona Ana Savings Bank, FSB (changed its name to Matrix Capital Bank, herein referred to as Matrix Bank), a federally chartered savings and loan association. Upon the acquisition of Matrix Bank, the Company became a unitary savings and loan holding company which, through its subsidiaries, is engaged in a single industry segment, the financial services industries.

  The Company's mortgage banking business is conducted through Matrix Financial, and was established with the primary objective of acquiring, originating and servicing residential mortgage loan servicing rights. Servicing mortgage loans involves the contractual right to receive a fee for processing and administering mortgage loan payments. The Company acquires servicing rights primarily in the secondary market and on a more limited basis through Matrix Financial's wholesale loan origination offices in the Atlanta, Denver, and Phoenix metropolitan areas.

  In June 1996, Matrix Financial formed an operating subsidiary, Matrix Funding Corp., which purchased 154 acres of land for $1.3 million in cash for the purpose of developing residential and multi-family lots in Ft. Lupton, Colorado.

  Matrix Bank serves its local community by providing a full range of personal and business depository services, offering residential and consumer loans, and providing, on a limited basis, commercial real estate loans. Matrix Bank's participation in the mortgage banking business includes the purchase of bulk residential loan portfolios, with the intent of reselling the majority of the loans, and extends to acquisitions of servicing portfolios, which are in turn subserviced by Matrix Financial.

  In May 1996, Matrix Bank formed an operating subsidiary, Sterling Finance Co., Inc. (Sterling Finance), which acquired substantially all the assets of an origination and seller of subprime automobile retail installment sales contracts for approximately $47,000 in cash. The assets acquired (fixed assets and prepaid expenses) were purchased at their estimated fair value and no goodwill was recorded. On December 31, 1996, Matrix Bank sold the fixed assets and the name of Sterling Finance to a third party buyer and ceased its subprime auto lending operations.

  United Financial provides brokerage and consulting services to financial institutions and financial services companies in the mortgage banking industry, primarily related to the brokerage and analysis of residential mortgage loan servicing rights, corporate and mortgage loan servicing portfolio valuations, and, to a lesser extent, consultation and brokerage services in connection with mergers and acquisitions of mortgage banking entities.

                          MATRIX CAPITAL CORPORATION

1. ORGANIZATION--(CONTINUED)

  United Special Services, Inc. (USS), a wholly owned subsidiary of the Company formed in June 1995, provides real estate management and disposition services to financial services companies and financial institutions, including Matrix Financial and Matrix Bank.

  United Capital Markets (UCM), a wholly owned subsidiary of the Company formed in December 1996, focuses on risk management services for institutional clients with an initial focus on residential mortgage servicing rights.

  On February 5, 1997, the Company completed the merger of The Vintage Group, Inc. ("Vintage") with the issuance of 779,592 shares of the Company's common stock, which was accounted for as a pooling of interests. Vintage's subsidiaries, Sterling Trust Company ("Sterling Trust") and Vintage Financial Services Corporation ("VFSC") are located in Waco, and Arlington, Texas, respectively. Sterling Trust was incorporated in 1984 as a Texas independent, nonbank trust company specializing in the administration of self-directed qualified retirement plans, individual retirement accounts, custodial, and directed trust accounts. As of June 30, 1997, Sterling Trust had in excess of 28,000 accounts with assets under administration of over $1.3 billion. VFSC, whose name has been changed to First Matrix Investment Services Corp., is a NASD broker/dealer that provides services to individuals and deferred contribution plans.

2. SIGNIFICANT ACCOUNTING POLICIES

  The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to general practices within the financial services industry.

  The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

 Basis of Presentation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates.

 Pooling of Interests Accounting

  On February 5, 1997, the merger of The Vintage Group, Inc. was completed, which was accounted for as a pooling of interests. The financial information for all prior periods presented has been restated to present the combined financial condition and results of operations of both companies as if the merger of Vintage had been in effect for all periods presented.

 Loans Held for Sale

  Loans originated or purchased with the intent for sale in the secondary market are carried at the lower of cost, net of discounts or premiums, or estimated market value in the aggregate. Market value is determined using forward sale commitments to permanent investors or current market rates for loans of similar quality and type. Net unrealized losses, if any, would be recognized in a valuation allowance by charges to income. Discounts or

                          MATRIX CAPITAL CORPORATION

2. ACCOUNTING POLICIES--(CONTINUED)
premiums on loans held for sale are not accreted or amortized into income on an interest method, however discounts and premiums related to payments of loan principal are recorded in interest income. The loans are primarily secured by one to four family residential real estate located throughout the United States.

  Gains and losses on loan sales are recognized at the time of sale. Gains and losses are calculated based upon the total consideration received, after provisions to cover estimated future servicing costs and recourse provisions. Losses related to recourse provisions in excess of the amount originally provided are accrued as a liability at the time such additional losses are determined, and recorded as part of noninterest expense.

 Loans Held for Investment

  Loans held for investment are stated at unpaid principal balances (since it is the Company's intention to hold the loans until maturity), less unearned discounts and premiums, deferred loan fees, loans in process, and allowance for loan losses. Premiums, discounts and net origination fees on loans are amortized to interest income over the contractual life of the related loans using the interest method.

 Allowance for Loan Losses

  In January 1995, the Company adopted Statement of Financial Accounting Standards (Statement) No. 114, Accounting by Creditors for Impairment of a Loan, amended in October 1994 by Statement No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures, hereinafter collectively referred to as Statement No. 114. Under Statement No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan. Statement No. 114 applies to all loans except large groups of smaller-balance homogeneous loans, which are collectively evaluated, loans measured at fair value or at the lower of cost or fair value, leases and debt securities. The statement does not address the overall adequacy of the allowance for loan losses.

  Potential impaired loans of the Company, as defined by Statement No. 114, include only commercial, real estate construction and commercial real estate mortgage loans classified as nonperforming loans. Impairment allowances are considered by the Company in determining the overall adequacy of the allowance for loan losses. The adoption of Statement No. 114 resulted in no material change in the allowance for loan losses. When a loan is identified as "impaired," accrual of interest ceases. The Company had no impaired loans, as defined by Statement No. 114, as of or for the years ended December 31, 1995 and 1996, respectively.

  The Company evaluates its mortgage loans collectively due to their homogeneous nature. The allowance for loan losses is calculated, in part, based on historical loss experience. In addition, management takes into consideration other factors such as any qualitative evaluations of individual classified assets, geographic portfolio concentrations, new products or markets, evaluations of the changes in the historical loss experience component, and projections of this component into the current and future periods based on current knowledge and conditions. After an allowance has been established for the loan portfolio, management establishes an unallocated portion of the allowance for loan losses, which is attributable to factors that cannot be associated with a specific loan or loan portfolio. These factors include general economic conditions, recognition of specific regional geographic concerns, and trends in portfolio growth. Loan losses are charged against the allowance when the probability of collection is considered remote. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonably foreseeable losses in the current loan portfolio.

  Loans are placed on nonaccrual status when full payment of principal or interest is in doubt, or generally when they are past due ninety days as to either principal or interest, unless the interest is guaranteed through

                          MATRIX CAPITAL CORPORATION

2. ACCOUNTING POLICIES--(CONTINUED)
recourse provisions. Previously accrued but unpaid interest is reversed and charged against interest income, if not collectible, and future accruals are discontinued. Interest payments received on nonaccrual loans are recorded as interest income unless there is doubt as to the collectibility of the recorded investment. In those cases, cash received is recorded as a reduction in principal.

 Premises and Equipment

  Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated lives of the assets, which range from three to seven years for office furniture, equipment and software and 30 years for buildings.

 Mortgage Servicing Rights (MSR)

  On January 1, 1995, the Company adopted Statement No. 122, Accounting for Mortgage Servicing Rights. Since Statement No. 122 prohibits retroactive application, the historical accounting results for 1994 have not been restated, and accordingly, the accounting results for 1995 and 1996 are not directly comparable to the results for prior periods.

  With the adoption of this statement, the Company recognizes originated mortgage servicing rights (OMSRs) as an asset separate from the underlying originated mortgage loan by allocating the total cost of originating a mortgage loan between the loan and the servicing right based on their respective fair values. Mortgage servicing rights are carried at the lower of cost (allocated cost for OMSRs), less accumulated amortization, or fair value. Mortgage servicing rights are amortized in proportion to and over the period of the estimated future net servicing income.

  The fair value of mortgage servicing rights is determined based on the discounted future servicing income stratified based on one or more predominant risk characteristics of the underlying loans. The Company stratifies its mortgage servicing rights by product type and investor to reflect the predominant risk characteristics. To determine the fair value of mortgage servicing rights, the Company uses a valuation model that calculates the present value of future cash flows to determine the fair value of the mortgage servicing rights. In using this valuation method, the Company incorporates assumptions that market participants would use in estimating future net servicing income which includes estimates of the cost of servicing per loan, the discount rate, float value, an inflation rate, ancillary income per loan, prepayment speeds and default rates. As of December 31, 1996, no valuation allowance was required and the fair value of the aggregate mortgage servicing rights was approximately $29,900,000.

 Gain on Sale of Servicing Rights

  The Company complies with EITF Issue No. 95-5, Determination of What Constitutes a Sale of Mortgage Loan Servicing Rights, such that the gain on sale of servicing rights is recognized when substantially all the risks and rewards inherent in owning the mortgage servicing rights have been transferred to the buyer, and any protection provisions retained by the Company are minor and can be reasonably estimated.

 Drafts Payable

  Drafts payable represent the in transit outstanding funding of a new loan by the Company via a negotiable instrument, however, the instrument has not yet been presented to the bank for payment. Presentation to the bank generally occurs within one to three days.

                          MATRIX CAPITAL CORPORATION

2. ACCOUNTING POLICIES--(CONTINUED)

 Loan Administration Income

  Loan administration income represents service fees and other income earned from servicing loans for various investors. Loan administration income includes service fees that are based on a contractual percentage of the outstanding principal balance plus late fees and other ancillary charges. Income is recognized when the related payments are received.

 Brokerage Income

  Brokerage income represents fees earned related to brokerage and consulting services. Brokerage income is recognized when earned.

 Trust Services Income

  Trust services income represents fees earned related to services provided for self-directed IRA, pension, and escrow arrangements. Trust services income is recognized when earned.

 Loan Origination Income

  Loan origination income for loans originated for sale, which includes all mortgage origination fees, secondary marketing activity and servicing-released premiums on mortgage loans sold, net of outside origination costs, is recognized as income at the time the loan is sold.

  Loan origination income for loans originated for investment, which includes mortgage origination fees and certain direct costs associated with loan originations, is deferred and amortized as a yield adjustment over the contractual life of the related loan using the interest method, adjusted for estimated prepayments.

 Stock Based Compensation

  The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant.

  In October 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 123, Accounting for Stock-Based Compensation, which provides an alternative to Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based compensation issued to employees. Statement No. 123 allows for a fair value based method of accounting for employee stock options and similar equity instruments awarded after December 31, 1995. The Company has elected to account for stock-based compensation plans in accordance with APB Opinion No. 25 and to follow the pro forma net income, pro forma earnings per share, and stock-based compensation plan disclosure requirements set forth in Statement No. 123.

 Foreclosed Real Estate

  Real estate acquired through foreclosure, deed in lieu of foreclosure or in judgment is carried at the lower of fair value, minus estimated costs to sell, or the related loan balance at the date of foreclosure. Valuations are periodically performed by management and an allowance for loss is established by a charge to operations if the carrying value of a property exceeds its fair value, minus estimated costs to sell. The net carrying value of foreclosed real estate, which is classified in other assets, was $835,000, $788,000 and $1,418,000 at December 31, 1995 and 1996 and June 30, 1997, respectively.

                          MATRIX CAPITAL CORPORATION

2. ACCOUNTING POLICIES--(CONTINUED)

 Acquired Real Estate

  Costs directly attributable to the acquisition, development, and construction of land development are capitalized. Such costs include preacquisition costs, direct project costs, and holding costs. The investment in land development is carried at the lower of cost, which includes capitalized costs, or net realizable value. Net unrealized losses, if any, would be recognized in a valuation allowance. As of December 31, 1996 there was no valuation allowance necessary for the land development.

 Income Taxes

  The Company and its subsidiaries file consolidated federal and state income tax returns. The subsidiaries are charged for the taxes applicable to their profits calculated on the basis of filing separate income tax returns. Matrix Bank qualifies as a savings and loan association for income tax purposes.

  The Company follows Statement No. 109, Accounting for Income Taxes, which uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Fair Value of Financial Instruments

  In 1995, the Company adopted Statement No. 107, Disclosures about Fair Value of Financial Instruments, which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, where it is practicable to estimate their value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. For additional information refer to Note 14--Financial Instruments.

 Cash and Cash Equivalents

  Cash equivalents, for purposes of the statements of cash flows, consist of cash and interest earning deposits with banks with original maturities when purchased of three months or less.

 Net Income Per Share

  Net income per common and common equivalent share are computed based on net income, adjusted for any preferred stock dividends declared, and the weighted average number of common shares outstanding during each period and the dilutive effect, if any, of stock options and warrants outstanding.

 Interim Financial Statements

  The accompanying consolidated balance sheet at June 30, 1997 and the consolidated statements of operations, shareholders' equity and cash flows for the six month periods June 30, 1996 and 1997 are unaudited and have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, such unaudited consolidated financial statements include all adjustments (all of

                          MATRIX CAPITAL CORPORATION

2. ACCOUNTING POLICIES--(CONTINUED)
which are of a normal recurring nature) necessary to present fairly the consolidated financial position and the results of operations for the periods presented. The results of operations for such interim periods are not necessarily indicative of results for the full year.

 Impact of Recently Issued Accounting Standards

  In June 1996, the FASB issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which supercedes Statement No. 122. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and is effective for periods beginning after December 31, 1996. Transactions covered by Statement No. 125 include securitizations, sales of partial interests in financial assets, repurchase agreements, securities lending, pledges of collateral, loan syndications and participations, sales of receivables with recourse, servicing of mortgages and other loans, and in-substance defeasances. The statement uses a "financial components" approach that focuses on control to determine the proper accounting for financial asset transfers. Under that approach, after financial assets are transferred, an entity would recognize on the balance sheet all assets it controls and liabilities it has incurred. It would remove from the balance sheet those assets it no longer controls and liabilities it has satisfied.

  If the entity has surrendered control over the transferred assets, the transaction would be considered a sale. Control is considered surrendered only if the assets are isolated from the transferor; the transferee has the right to pledge or exchange the assets or is a qualifying special-purpose entity; and the transferor does not maintain effective control over the assets through an agreement to repurchase or redeem them. If those conditions do not exist, the transfer would be accounted for as a secured borrowing.

  The Company adopted Statement No. 125 in the first quarter of 1997 and the effect of adoption was not material to its consolidated financial statements.

  In February 1997, the FASB issued Statement No. 128, Earnings per Share which specifies the computation, presentation and disclosure requirements for earnings per common share (EPS). Statement No. 128 replaces the presentation of primary and fully diluted EPS pursuant to APB Opinion No. 15, Earnings per Share with the presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Company is required to adopt Statement No. 128 with its December 31, 1997 financial statements and restate all prior-period EPS data. The Company will continue to account for EPS under APB Opinion No. 15 until that time. Management does not expect the adoption of Statement No. 128 will have a material impact.

 Reclassifications

  Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

                          MATRIX CAPITAL CORPORATION

3. LOANS RECEIVABLE

 Loans Held for Investment

  Loans held for investment consist of the following:

                                                       DECEMBER 31
                                                     ---------------   JUNE 30
                                                      1995    1996      1997
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
                                                           (IN THOUSANDS)
Residential loans................................... $ 9,349 $10,007   $15,811
Multi-family and commercial real estate.............   7,544  15,352    18,203
Construction loans..................................     577   1,319     9,965
Consumer loans and other............................   3,381   3,704    11,865
                                                     ------- -------   -------
                                                      20,851  30,382    55,844
Less:
  Loans in process..................................     499     254     4,072
  Purchase discounts, net...........................     414     239       241
  Unearned discounts on consumer loans..............      14       9       351
  Allowance for loan losses.........................     227     270       502
  Specific valuation allowance on purchased loans...     122      50        37
                                                     ------- -------   -------
                                                       1,276     822     5,203
                                                     ------- -------   -------
                                                     $19,575 $29,560   $50,641
                                                     ======= =======   =======

  Activity in the allowance for loan losses is summarized as follows:

                                                             SIX MONTHS ENDED
                                   YEAR ENDED DECEMBER 31         JUNE 30
                                   ----------------------    -----------------
                                    1994    1995     1996      1996     1997
                                   ------- -------  -------  -------- --------
                                                                (UNAUDITED)
                                                (IN THOUSANDS)
Balance at beginning of period.... $   196 $   220  $   227  $    227 $    270
Provision for loan losses.........      24      --       34        36      220
Charge-offs.......................      --     (42)      (6)       --       (1)
Recoveries........................      --      49       15        --       13
                                   ------- -------  -------  -------- --------
Balance at end of period.......... $   220 $   227  $   270  $    263 $    502
                                   ======= =======  =======  ======== ========

  Nonaccrual loans in the loans held for investment portfolio totaled approximately $440,000, $335,000 and $317,000 or 2.1 percent, 1.1 percent and
0.6 percent of the total loans held for investment portfolio at December 31, 1995 and 1996 and June 30, 1997, respectively.

  Matrix Bank had commitments to extend credit on consumer and construction loans of approximately $3,885,000 and $20,097,000 at December 31, 1996 and June 30, 1997, respectively.

                          MATRIX CAPITAL CORPORATION

3. LOANS RECEIVABLE --(CONTINUED)
 Loans Held for Sale

  Loans held for sale consist of the following as of:

                                              DECEMBER 31
                                           -----------------   JUNE 30
                                             1995     1996      1997
                                           -------- -------- -----------
                                                             (UNAUDITED)
                                                      (IN THOUSANDS)
First mortgage loans...................... $133,622 $185,080  $345,019
Automobile installment contracts..........       --    1,315     1,906
                                           -------- --------  --------
                                            133,622  186,395   346,925
Less:
  Purchase discounts, net.................    5,816    2,825     2,942
  Valuation allowance.....................      716      769       837
                                           -------- --------  --------
                                              6,532    3,594     3,779
                                           -------- --------  --------
                                           $127,090 $182,801  $343,146
                                           ======== ========  ========

  Activity in the valuation allowance is summarized as follows:

                                                           SIX MONTHS ENDED
                                YEAR ENDED DECEMBER 31          JUNE 30
                                -------------------------  ------------------
                                 1994     1995     1996      1996      1997
                                -------  -------  -------  --------  --------
                                                              (UNAUDITED)
                                             (IN THOUSANDS)
Balance at beginning of peri-
 od............................ $   342  $   508  $   716  $    716  $    769
Provision for valuation allow-
 ance..........................     192      401      109       116        77
Charge-offs....................     (26)    (198)     (64)      (37)       (9)
Recoveries.....................      --        5        8        --        --
                                -------  -------  -------  --------  --------
Balance at end of period....... $   508  $   716  $   769  $    795  $    837
                                =======  =======  =======  ========  ========

  Nonaccrual loans related to the loans held for sale portfolio aggregated approximately $5,098,000, $3,568,000 and $3,059,000 at December 31, 1995 and
1996 and June 30, 1997, respectively. Approximately $1,123,000, $722,000 and $-0- at December 31, 1995 and 1996 and June 30, 1997, respectively, of the nonaccrual loans related to a 90 percent senior participation interest acquired by the Company in a $22,000,000 passthrough certificate secured by single family residential real estate mortgages which was classified as loans held for sale. Losses incurred related to loans underlying the passthrough certificate were first charged to the subordinate participation interest. The Company sold the loans related to this participation interest during the six months ended June 30, 1997.

  Interest income that would have been recorded for all nonaccrual loans was approximately $140,000, $156,000, and $120,000 during the years ended December 31, 1994, 1995, and 1996, respectively, and $39,000 and $50,000 during the six months ended June 30, 1996 and 1997, respectively.

  During 1996, the Bank formed two mortgage backed securities with an unpaid principal balance of approximately $21,000,000 from its loans held for sale portfolio. During the year ended December 31, 1996, the Company recognized a gross gain on the sale of mortgage backed securities of approximately $171,000 and the taxes related to this sale were approximately $68,000.

  On December 31, 1996, Matrix Bank sold the fixed assets and the right to the name of Sterling Finance to a third party buyer and ceased its subprime auto lending operations. During the time that Matrix Bank owned

                          MATRIX CAPITAL CORPORATION

3. LOANS RECEIVABLE--(CONTINUED)
Sterling Finance, it purchased numerous automobile retail installment contracts and sold approximately $18,500,000 of such contracts, subject to certain recourse provisions. During 1996, Sterling Finance was required to repurchase approximately $2,500,000 of automobile installment contracts and repossessed automobiles pursuant to the recourse provisions and recorded a loss of $787,000. In order to settle a dispute, in June 1997, the Company was required to repurchase approximately $1,500,000 of additional automobile installment contracts plus $108,000 of accrued interest. The dispute centered on the timing of the delivery of titles to the underlying vehicles of the purchaser. The Company recorded $1,125,000 in losses during the six months ended June 30, 1997 for the anticipated losses related to the automobile installment contracts repurchased in June 1997.

  Included in loans held for sale at December 31, 1996 and June 30, 1997 is approximately $1,220,000 and $1,770,000, net of discount, respectively, of these automobile installment contracts. Matrix Bank had a recourse liability recorded of approximately $600,000 and $895,000 at December 31, 1996 and June 30, 1997, respectively, for the potential loss exposure related to these automobile installment contracts and repossessed automobiles.

  Additionally, in other assets at December 31, 1996 and June 30, 1997 is approximately $500,000 and $191,000, respectively, in repossessed automobiles which represents the estimated fair value of the automobiles, less estimated costs to sell.

4. PREMISES AND EQUIPMENT

  Premises and equipment consist of the following:

                                                       DECEMBER 31
                                                      -------------   JUNE 30
                                                       1995   1996     1997
                                                      ------ ------ -----------
                                                                    (UNAUDITED)
                                                           (IN THOUSANDS)
   Land.............................................. $  532 $  692   $  684
   Buildings.........................................  3,761  4,257    4,280
   Leasehold improvements............................    136    431      481
   Office furniture and equipment....................  2,475  3,910    4,599
   Other equipment...................................    960    975    1,252
                                                      ------ ------   ------
                                                       7,864 10,265   11,296
   Less: accumulated depreciation and amortization...  1,697  2,378    2,674
                                                      ------ ------   ------
                                                      $6,167 $7,887   $8,622
                                                      ====== ======   ======

  Included in occupancy and equipment expense is depreciation and amortization expense of premises and equipment of approximately $598,000, $602,000, and $828,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $360,000 and $538,000 during the six months ended June 30, 1996 and 1997, respectively.

                          MATRIX CAPITAL CORPORATION

5. MORTGAGE SERVICING RIGHTS

  The activity in the MSRs is summarized as follows:

                                                           SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31         JUNE 30
                                 ------------------------  ------------------
                                  1994    1995     1996      1996      1997
                                 ------  -------  -------  --------  --------
                                                              (UNAUDITED)
                                              (IN THOUSANDS)
Balance at beginning of year.... $1,818  $ 6,183  $13,817  $ 13,817  $ 23,680
Purchases.......................  5,550    9,203   17,142     1,472    25,708
Originated, net of OMSRs sold...     --      885      441       462        42
Amortization.................... (1,185)  (1,817)  (2,432)   (1,184)   (3,175)
Transfer of MSR to FHLMC (Note
 12)............................     --       --     (110)       --        --
Sales...........................     --     (637)  (5,178)   (3,980)  (15,444)
                                 ------  -------  -------  --------  --------
Balance at end of year.......... $6,183  $13,817  $23,680  $ 10,587  $ 30,811
                                 ======  =======  =======  ========  ========

  Accumulated amortization of mortgage servicing rights aggregated approximately $9,495,000, $11,347,000, and $13,974,000 at December 31, 1995,
1996 and June 30, 1997, respectively.

  The Company's servicing activity is diversified throughout 48 states with concentrations at December 31, 1996 in California, New York and Texas of approximately 27.2 percent, 8.6 percent and 16.4 percent, respectively, based on aggregate outstanding unpaid principal balances of the mortgage loans serviced. As of December 31, 1995 and 1996 and June 30, 1997, the Company subserviced loans for others of approximately $85,000,000, $140,000,000 and $107,000,000, respectively.

  The Company's servicing portfolio (excluding subserviced loans) comprised the following:

                                        DECEMBER 31
                         -----------------------------------------       JUNE 30
                                 1995                 1996                 1997
                         -------------------- -------------------- --------------------
                                   PRINCPAL             PRINCIPAL            PRINCIPAL
                          NUMBER    BALANCE    NUMBER    BALANCE    NUMBER    BALANCE
                         OF LOANS OUTSTANDING OF LOANS OUTSTANDING OF LOANS OUTSTANDING
                         -------- ----------- -------- ----------- -------- -----------
                                                                       (UNAUDITED)
                                             (DOLLARS IN THOUSANDS)
FHLMC...................   9,453  $  671,966   12,107  $  666,218   13,980  $  790,810
FNMA....................   7,820     483,947   13,426     764,632   13,105     742,194
GNMA....................     271      12,883    9,379     278,700   17,089     650,181
Other VA, FHA, and con-
 ventional loans........   7,414     427,589   12,870     795,486   13,850     797,394
                          ------  ----------   ------  ----------   ------  ----------
                          24,958  $1,596,385   47,782  $2,505,036   58,024  $2,980,579
                          ======  ==========   ======  ==========   ======  ==========

  The Company's custodial escrow balances shown in the accompanying consolidated balance sheets pertain to escrowed payments of taxes and insurance and the float on principal and interest payments on loans serviced on behalf of others and owned by the Company, aggregating approximately $26,769,000, $27,381,000 and $72,219,000 at December 31, 1995, 1996 and June
30, 1997, respectively. The Company also has custodial accounts on deposit from other mortgage companies aggregating approximately $242,000, $10,500,000 and $8,705,000 at December 31, 1995, 1996 and June 30, 1997, respectively. The Companies custodial accounts are maintained at Matrix Bank in noninterest bearing accounts. The balance of the custodial accounts fluctuate from month to month based on the pass-through of the principal and interest payments to the ultimate investors and the timing of the taxes and insurance payments.

                          MATRIX CAPITAL CORPORATION

5. MORTGAGE SERVICING RIGHTS--(CONTINUED)

  The mortgage servicing portfolio includes recourse servicing equal to approximately 0.7, 0.4 and 0.4 percent of the total owned at December 31, 1995 and 1996 and June 30, 1997, respectively. A reserve for losses is recorded, as appropriate, for loans serviced for others, in which the investor has recourse to the Company, which had a balance of approximately $49,000, $61,000 and $281,000 at December 31, 1995 and 1996 and June 30, 1997, respectively. Additionally, in certain circumstances the Company is required to make advances for escrow and foreclosure costs for loans which it services. The Company experienced losses for unrecoverable advances of approximately $34,000, $144,000, and $28,000 for the years ended December 31, 1994, 1995 and
1996, respectively, and $8,000 and $38,000 for the six months ended June 30, 1996 and 1997, respectively.

6. DEPOSITS

  Deposit account balances are summarized as follows:

                                            DECEMBER 31
                         ---------------------------------------------------          JUNE 30
                                   1995                      1996                      1997
                         ------------------------- ------------------------- --------------------------
                                                   (DOLLARS IN THOUSANDS)
                                          WEIGHTED                  WEIGHTED                   WEIGHTED
                                          AVERAGE                   AVERAGE                    AVERAGE
                         AMOUNT  PERCENT    RATE   AMOUNT  PERCENT    RATE    AMOUNT  PERCENT    RATE
                         ------- -------  -------- ------- -------  -------- -------- -------  --------
Passbook accounts....... $ 2,358   4.82%    3.40%  $ 2,757   3.06%    3.45%  $  2,885   1.42%    3.92%
NOW accounts............   3,832   7.84     1.49     4,732   5.25     1.66     19,494   9.62     3.14
Money market accounts...   6,167  12.62     4.38     9,455  10.48     4.43     96,648  47.71     3.68
                         ------- ------     ----   ------- ------     ----   -------- ------     ----
                          12,357  25.28     3.18    16,944  18.79     3.59    119,027  58.75     3.45
Certificate accounts....  36,513  74.72     5.97    73,235  81.21     5.85     83,571  41.25     5.88
                         ------- ------     ----   ------- ------     ----   -------- ------     ----
                          48,870 100.00%            90,179 100.00%            202,598 100.00%
                                 ======                    ======                     ======
Purchase premium........       7                        --                         --
                         -------                   -------                   --------
                         $48,877                   $90,179                   $202,598
                         =======                   =======                   ========
Weighted-average inter-
 est rate...............                    5.23%                     5.36%                      4.61%
                                            ====                      ====                       ====

  Contractual maturities of certificate accounts as of December 31, 1996:

                                                     UNDER 12  12 TO 36 36 TO 60
                                                      MONTHS    MONTHS   MONTHS
                                                     --------- -------- --------
                                                           (IN THOUSANDS)
      3.00--3.99%...................................  $   104  $    --   $   --
      4.00--4.99%...................................      807       --       --
      5.00--5.99%...................................   43,211    5,663      318
      6.00--6.99%...................................    8,078    8,737    3,211
      7.00--7.99%...................................    2,409      258      395
      8.00--10.50%..................................       --       41        3
                                                      -------  -------   ------
                                                      $54,609  $14,699   $3,927
                                                      =======  =======   ======

  Subsequent to the merger with Vintage, assets under administration were transferred from a third party financial institution to Matrix Bank and placed in interest bearing accounts. Approximately $96.3 million of assets under administration are included in interest bearing accounts as of June 30, 1997.

                           MATRIX CAPITAL CORPORATION

6. DEPOSITS--(CONTINUED)

  Interest expense on deposits is summarized as follows:

                                                              SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31       JUNE 30
                                      ----------------------- -----------------
                                       1994    1995    1996     1996     1997
                                      ------- ------- ------- -------- --------
                                                                 (UNAUDITED)
                                                   (IN THOUSANDS)
Passbook accounts.................... $    72 $    85 $    82 $     40 $     56
NOW accounts.........................      76      52      63       31      608
Money market.........................     195     240     405      202      848
Certificates of deposit..............   1,138   1,807   3,210    1,288    2,325
                                      ------- ------- ------- -------- --------
                                       $1,481 $ 2,184 $ 3,760 $  1,561 $  3,837
                                      ======= ======= ======= ======== ========

  The aggregate amount of deposit accounts with a balance greater than $100,000 was approximately $2,066,000, $5,457,000 and $6,218,000 at December 31, 1995,
1996, and June 30, 1997, respectively.

7. BORROWED MONEY

  Borrowed money is summarized as follows:

                                                      DECEMBER 31
                                                    ---------------   JUNE 30
                                                     1995    1996      1997
                                                    ------- ------- -----------
                                                                    (UNAUDITED)
                                                          (IN THOUSANDS)
 Revolving Lines
$50,000,000 ($60,000,000 at June 30, 1997)
 revolving warehouse loan agreement (with a
 $2,500,000 working capital sublimit in 1996) with
 banks, secured by mortgage loans held for sale,
 interest at federal funds rate from plus 0.85 to
 2.00 (6.96 percent average rate at June 30,
 1997); $23,419,000 available at June 30, 1997....  $46,833 $31,504   $36,581
$10,000,000 working capital facility with banks
 secured by mortgage loans held for sale, mortgage
 servicing rights, eligible servicing advance
 receivables and eligible delinquent mortgage
 receivables; interest at federal funds rate plus
 1.5 percent (7.06 percent at June 30, 1997);
 $905,000 available at June 30, 1997..............       --      --     9,095
$6,000,000 revolving line of credit with a third
 party financial institution, collateralized by
 common stock of Matrix Bank; interest due monthly
 at prime; $500,000 available at June 30, 1997....       --      --     5,500
                                                    ------- -------   -------
                                                     46,833  31,504    51,176
 Term Notes Payable
$13,500,000 ($30,000,000 at June 30, 1997)
 servicing acquisition loan agreement with a bank,
 secured by MSRs, due at the earlier of the
 maturity of the MSRs or amortized over five to
 six years from the date of the borrowing through
 January 31, 2003; interest at federal funds rate
 plus 2.00 percent (7.56 percent at June 30,
 1997); $5,081,000 available at June 30, 1997.....    8,709   1,500    24,919

                           MATRIX CAPITAL CORPORATION

7. BORROWED MONEY--(CONTINUED)

                                                       DECEMBER 31
                                                      -------------   JUNE 30
                                                       1995   1996     1997
                                                      ------ ------ -----------
                                                                    (UNAUDITED)
                                                           (IN THOUSANDS)
Senior subordinated notes, interest at 14 percent
 payable semiannually, unsecured and maturing July
 2002, with mandatory redemptions of $727,500 on
 each of July 15, 1999, 2000 and 2001...............  $2,910 $2,910   $2,910
Notes payable to a third-party financial institution
 (revised bank stock loan) due in quarterly
 installments of $71,430, plus interest, through
 March 12, 2000, collateralized by the common stock
 of Matrix Bank; interest at prime..................      --     --    1,929
Note payable to a third-party financial institution
 (bank stock loan) due in annual principal
 installments of $286,101, plus interest, through
 2003, collateralized by the common stock of Matrix
 Bank; interest at prime plus 1.0 percent...........   2,289  2,003       --
Note payable to a bank, secured by a deed of trust
 on real estate, unpaid principal balance plus
 interest due June 1998; interest at prime plus 1.0
 percent............................................     921    938      920
Note payable to a bank, secured by a deed of trust
 on real estate, interest due monthly at prime plus
 1 percent, unpaid principal due July 21, 1998......      --    845      845
Note payable to a third-party financial institution
 due in monthly installments through 2000, secured
 by equipment; interest at the one year treasury
 rate plus 2.4 percent..............................     786    731       --
Note payable to a third-party financial institution
 due in monthly installments through June 2007,
 secured by equipment, interest at three year
 treasury rate plus 2.2 percent.....................      --     --   $1,083
Notes payable to a third-party financial institution
 due in 28 consecutive quarterly installments,
 secured by MSRs; interest at prime plus 2.0 percent
 and fixed at 10 percent............................     631    521      466
Other, interest at prime plus 2.0 percent...........     201     --       --
                                                      ------ ------   ------
Total term notes....................................  16,447  9,448   33,072
 Other
Agreements with a bank and an investment bank to
 sell mortgage loans originated by the Company under
 agreements to repurchase. The agreement can be
 terminated upon 90 days written notice by either
 party; interest at the higher of the prime rate or
 note rate on the loans for the bank and LIBOR plus
 a negotiated margin for the investment bank. Total
 commitment amount of these agreements is
 $20,000,000, with $18,196,000 available at June 30,
 1997...............................................     570     --    1,804

                          MATRIX CAPITAL CORPORATION

7. BORROWED MONEY--(CONTINUED)

                                                      DECEMBER 31
                                                    ---------------   JUNE 30
                                                     1995    1996      1997
                                                    ------- ------- -----------
                                                                    (UNAUDITED)
                                                          (IN THOUSANDS)
Financing agreement with a bank, secured by Ft.
 Lupton Subordinated Series 1996 A1 revenue
 anticipation warrants, interest is at 5 percent
 and is due based on the semi-annual bonds
 payments, unpaid principal due at bond maturity...      --     800       800
MSR financing (see below)..........................   1,243     679       599
                                                    ------- -------   -------
                                                      1,813   1,479     3,203
                                                    ------- -------   -------
                                                    $65,093 $42,431   $87,451
                                                    ======= =======   =======

  On January 31, 1997, the Company renegotiated the revolving credit facilities for its $50,000,000 warehouse loan agreement, including the working capital sub-limit, and its $13,500,000 servicing acquisition loan agreement. With this renegotiation, the aggregate amount of revolving warehouse lines of credit facilities was increased to $60.0 million, the aggregate amount of the servicing acquisition facility was increased to $30.0 million, and the aggregate amount of the working capital facility was increased to $10.0 million. The $10.0 million working capital facility became a separate component to the revolving credit facilities, and is no longer a sublimit to the warehouse loan agreement. The new credit facility agreement requires Matrix Financial to maintain, among other things, (i) total shareholder's equity of at least $10.0 million plus 100 percent of capital contributed after January 1, 1997, plus 50 percent of cumulative quarterly net income, (ii) adjusted net worth, as defined, of at least $12.0 million, (iii) a servicing portfolio of at least $2.0 billion, (iv) principal debt of term line borrowings of no more than the lesser of 70 percent of the appraised value of the mortgage servicing portfolio or 1.25 percent of the unpaid principal balance of the mortgage servicing portfolio, (v) a ratio of total adjusted debt to adjusted tangible net worth of no more than 8 to 1, and (vi) a ratio of cash flow to current maturities of long-term debt and any capital leases of at least 1.3 to 1.0.

  In March 1997, the Company refinanced its bank stock loan and increased the credit available under the loan by an additional $6.0 million. The new bank stock loan has two components of the loan, a $2.0 million term loan, which was used to refinance the bank stock loan in place at December 31, 1996, and a revolving line of credit of $6.0 million. In March of 1998, the balance of the revolving line of credit will be converted to a term loan. The additional proceeds from the loan will be used as capital at Matrix Bank. The new bank stock loan requires the Company to maintain (i) total stockholders' equity of $27.5 million plus 100 percent of all future equity contributions, plus 50 percent of cumulative quarterly net income, (ii) dividends less than 50 percent of the Company's net cash income after adjustments, and (iii) total adjusted debt to stockholders' equity less than 4 : 1.

  The terms of the senior subordinated notes limit cash dividends to an amount equal to 50 percent of consolidated net income as long as the dividend does not exceed 10 percent of consolidated shareholders' equity. The Company may redeem the senior subordinated notes, in whole or in part, at any time after July 15, 1998 at a redemption price of 102 percent of par through July 14, 1999 and, thereafter, at par, plus accrued and unpaid interest. The Company was obligated to register under the Securities Act of 1933 the senior subordinated notes on or before February 1, 1997. Since such registration statement was not effected by February 1, 1997, the interest rate increased from 13 to 14 percent.

                          MATRIX CAPITAL CORPORATION

7. BORROWED MONEY--(CONTINUED)

  The maturities of term notes payable during the next five years and thereafter are as follows:

                                                           DECEMBER 31, JUNE 30,
                                                               1996       1997
                                                           ------------ --------
                                                              (IN THOUSANDS)
      1997................................................    $  648    $ 1,335
      1998................................................     2,500      7,020
      1999................................................     1,493      6,504
      2000................................................     1,499      7,446
      2001................................................     1,479      5,650
      Thereafter..........................................     1,829      5,117
                                                              ------    -------
                                                              $9,448    $33,072
                                                              ======    =======

  The Company must comply with certain financial and other covenants related to the foregoing debt agreements including the maintenance of specific ratios, net worth and other amounts as defined in the credit agreements. At December 31, 1996 and June 30, 1997, the Company was in compliance with these covenants.

 MSR Financing

  In 1992 and 1994 the Company entered into two unrelated transactions with portions of its owned servicing portfolio which were accounted for as financings due to various terms of the agreements regarding continuing involvement. Amounts due to the other parties under the financings had balances of approximately $1,243,000, $679,000 and $599,000 at December 31, 1995 and 1996 and June 30, 1997, respectively. The MSRs pledged as collateral for the loans relate to mortgage loans with unpaid principal balances of approximately $125,000,000, $74,000,000 and $67,000,000 at December 31, 1995
and 1996 and June 30, 1997, respectively. One of these financing arrangements was completely paid off in 1996. In the remaining financing arrangement, the Company retains a portion of the servicing income associated with the pledged or related MSRs, with the balance of the servicing income paid to the other parties as a reduction of the debt and interest. The implicit interest rate of the financing varies depending on the servicing income derived from the MSRs.

  A portion of the payment made under this arrangement is recorded as interest expense on the level yield method. The amounts due the other parties are payable solely from the servicing income derived from the MSRs, and there is no implicit or explicit guarantee as to repayment. The total amounts paid to the other parties aggregated approximately $717,000, $620,000 and $785,000 during the years ended December 31, 1994, 1995 and 1996, respectively, and $265,000 and $131,000 during the six months ended June 30, 1996 and 1997, respectively.

8. FEDERAL HOME LOAN BANK OF DALLAS BORROWINGS

  Federal Home Loan Bank of Dallas borrowings aggregated $19,000,000, $51,250,000 and $70,600,000 at December 31, 1995 and 1996 and June 30, 1997,
respectively. The advances bear interest at rates which adjust daily and are based on the mortgage repo rate. All advances are secured by first mortgage loans of Matrix Bank and all Federal Home Loan Bank of Dallas stock.

  Matrix Bank has a commitment from the Federal Home Loan Bank of Dallas for advances of approximately $55,000,000 and $105,000,000 at December 31, 1996 and June 30, 1997, respectively. Matrix Bank adopted a collateral pledge agreement whereby it has agreed to keep on hand, at all times, first mortgages free of all other pledges, liens, and encumbrances with unpaid principal balances aggregating no less than 170 percent of the outstanding secured advances from the Federal Home Loan Bank of Dallas.

                          MATRIX CAPITAL CORPORATION

9. INCOME TAXES--(CONTINUED)

  The income tax provision consists of the following:

                                                        YEAR ENDED DECEMBER 31
                                                        -----------------------
                                                         1994    1995    1996
                                                        ------- ------- -------
                                                            (IN THOUSANDS)
   Current
     Federal..........................................  $ 1,489 $ 1,814 $ 1,871
     State............................................      239     443     461
   Deferred
     Federal..........................................      236     169     (42)
     State............................................       50      43     (12)
                                                        ------- ------- -------
                                                         $2,014 $ 2,469 $ 2,278
                                                        ======= ======= =======

  A reconciliation of the provision for income taxes with the expected income taxes based on the statutory federal income tax rate follows:

                                                      YEAR ENDED DECEMBER 31
                                                      -------------------------
                                                       1994     1995     1996
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
   Expected income tax provision..................... $ 1,746  $ 2,173  $ 1,988
   State income taxes................................     289      310      296
   Other.............................................     (21)     (14)      (6)
                                                      -------  -------  -------
                                                      $ 2,014  $ 2,469  $ 2,278
                                                      =======  =======  =======

  Deferred tax assets and liabilities result from the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes shown below.

                                                                   DECEMBER 31
                                                                   ------------
                                                                   1995   1996
                                                                   -----  -----
                                                                       (IN
                                                                   THOUSANDS)
   Deferred tax assets:
     Allowance for losses......................................... $ 190  $ 551
     Discounts and premiums.......................................   177    108
     Amortization of servicing rights.............................   160     --
     Other........................................................    51     82
                                                                   -----  -----
   Total deferred tax assets......................................   578    741
   Deferred tax liabilities:
     Gain on sale of loans........................................  (275)  (279)
     Amortization of servicing rights.............................    --   (106)
     Depreciation.................................................  (241)  (302)
     Other........................................................   (62)    --
                                                                   -----  -----
   Total deferred tax liabilities.................................  (578)  (687)
                                                                   -----  -----
   Net deferred tax asset......................................... $  --  $  54
                                                                   =====  =====

                          MATRIX CAPITAL CORPORATION

10. REGULATORY

  The Company is a unitary thrift holding company and, as such, is subject to the regulation, examination and supervision of the Office of Thrift Supervision (OTS).

  Matrix Bank is also subject to various regulatory capital requirements administered by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions, actions by regulators that, if undertaken, could have a direct material effect on Matrix Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Matrix Bank must meet specific capital guidelines that involve quantitative measures of the Matrix Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Matrix Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require Matrix Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to total assets (as defined). Management believes, as of December 31, 1996 and June 30, 1997, that Matrix Bank meets all capital adequacy requirements to which it is subject.

  As of December 31, 1996, the most recent notification from the OTS categorized Matrix Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Matrix Bank must maintain minimum total risk-based, Tier I risk based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                  TO BE WELL
                                                                 CAPITALIZED
                                                                 UNDER PROMPT
                                                  FOR CAPITAL     CORRECTIVE
                                                   ADEQUACY         ACTION
                                     ACTUAL        PURPOSES       PROVISIONS
                                  -------------  -------------  --------------
                                  AMOUNT  RATIO  AMOUNT  RATIO   AMOUNT  RATIO
                                  ------- -----  ------- -----  -------- -----
                                                (IN THOUSANDS)
As of December 31, 1996
  Total Capital (to Risk Weighted
   Assets)                        $12,406 11.1%  ^$8,979 ^8.0%  ^$11,224 ^10.0%
  Tier I Capital (to Risk
   Weighted Assets)                11,367 10.1    ^4,489 ^4.0     ^6,734  ^6.0
  Tier I Capital (to Average As-
   sets)                           11,367  7.8    ^5,803 ^4.0     ^7,254  ^5.0
As of December 31, 1995
  Total Capital (to Risk Weighted
   Assets)                          8,321 13.3%   ^4,997 ^8.0%    ^6,246 ^10.0%
  Tier I Capital (to Risk
   Weighted Assets)                 7,540 12.1    ^2,499 ^4.0     ^3,748  ^6.0
  Tier I Capital (to Average As-
   sets)                            7,540  7.2    ^4,195 ^4.0     ^5,243  ^5.0

  The various federal banking statutes to which Matrix Bank is subject also include other limitations regarding the nature of the transactions in which it can engage or assets it may hold or liabilities it may incur.

  Matrix Bank is required to maintain balances with the Federal Reserve Bank of Dallas in a noninterest earning account based on a percentage of deposit liabilities. Such balances averaged $888,000 and $659,000 in 1995 and 1996, respectively.

  Matrix Bank is required by Federal regulations to maintain a minimum level of liquid assets of five percent. Matrix Bank exceeded the Federal requirement at December 31, 1995 and 1996, respectively.

  Matrix Financial is subject to examination by various regulatory agencies involved in the mortgage banking industry. Each regulatory agency requires the maintenance of a certain amount of net worth, the most restrictive of which required $1,224,000 at December 31, 1995 and $1,709,000 at December 31, 1996.

                          MATRIX CAPITAL CORPORATION

10. REGULATORY--(CONTINUED)

  Sterling Trust is subject to supervision, regulation and examination by the Texas Department of Banking.

11. SHAREHOLDERS' EQUITY

 Common Stock

  The authorized common stock of the Company consists of 50,000,000 shares with a par value of $.0001 per share. There were 4,668,531, 6,681,031 and 6,681,031 shares of common stock outstanding at December 31, 1995 and 1996 and June 30, 1997, respectively. Holders of common stock are entitled to receive dividends when, and if, declared by the board of directors. Each share of common stock entitles the holders thereof to one vote, and cumulative voting is not permitted.

 Preferred Stock

  The authorized preferred stock of the Company consists of 5,000,000 shares with a par value of $.0001 per share. The board of directors is authorized, without further action of the shareholders of the Company, to issue from time to time shares of preferred stock in one or more series and with such relative rights, powers, preferences, and limitations as the board of directors may determine at the time of issuance. Such shares may be convertible into common stock and may be superior to the common stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges.

 Stock Option Plan

  The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  In September 1996, the board of directors and shareholders adopted the 1996 Stock Option Plan, which amended and restated the Company's stock option plan adopted in 1995. The Company's 1996 Stock Option Plan has authorized the grant of options to substantially all of the Company's full-time employees and directors for up to 525,000 shares of the Company's common stock. All options granted have ten year terms and vest based on the determination by the Company's compensation committee.

  The 1996 Stock Option Plan authorized the granting of incentive stock options ("Incentive Options") and nonqualified stock options ("Nonqualified Options") to purchase common stock to eligible persons. The 1996 Stock Option Plan is currently administered by the compensation committee (administrator) of the board of directors. The 1996 Stock Option Plan provides for adjustments to the number of shares and to the exercise price of outstanding options in the event of a declaration of stock dividend or any recapitalization resulting in a stock split-up, combination or exchange of shares of common stock.

  No Incentive Option may be granted with an exercise price per share less than the fair market value of the common stock at the date of grant. The Nonqualified Options may be granted with any exercise price determined by the administrator of the 1996 Stock Option Plan. The expiration date of an option is determined by the administrator at the time of the grant, but in no event may an option be exercisable after the expiration of ten years from the date of grant of the option.

                          MATRIX CAPITAL CORPORATION

11. SHAREHOLDERS' EQUITY--(CONTINUED)

  The 1996 Stock Option Plan further provides that in most instances an option must be exercised by the optionee within 30 days after the termination of the consulting contract between such consultant and the Company or termination of the optionee's employment with the Company, as the case may be, if and to the extent such option was exercisable on the date of such termination.

  Pro forma information regarding net income and earnings per share is required by Statement No. 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates of 5.4 percent and 6.0 percent; a dividend yield of zero percent; volatility factors of the expected market price of the Company's common stock of .39 and .39; and a weighted-average expected life of the option of four years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                                   YEAR ENDED
                                                                   DECEMBER 31
                                                                  -------------
                                                                   1995   1996
                                                                  ------ ------
      Pro forma net income......................................  $3,808 $3,534
      Pro forma earnings per share:
        Primary.................................................    0.81   0.67
        Fully diluted...........................................    0.81   0.67

   Because Statement No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

   A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                             YEAR ENDED DECEMBER 31
                                  ---------------------------------------------
                                           1995                   1996
                                  ---------------------- ----------------------
                                             WEIGHTED               WEIGHTED
                                             AVERAGE                AVERAGE
                                  OPTIONS EXERCISE PRICE OPTIONS EXERCISE PRICE
                                  ------- -------------- ------- --------------
Outstanding, beginning of year..      --      $  --       79,500     $ 5.13
Granted.........................  79,500       5.13      129,600      10.00
Exercised.......................      --         --           --         --
Forfeited.......................      --         --           --         --
                                  ------                 -------
Outstanding, end of year........  79,500      $5.13      209,100     $ 8.15
                                  ======                 =======
Exercisable at end of year......  39,750      $5.13       87,000     $ 5.55
Weighted average fair value of
 options granted during the
 year...........................  $ 2.19                 $  4.06

                          MATRIX CAPITAL CORPORATION

11. SHAREHOLDERS' EQUITY--(CONTINUED)
  Exercise prices for options outstanding as of December 31, 1996 ranged from $5.13 to $10.00. The weighted average remaining contractual life of those options is 9.1 years. For the six months ended June 30, 1997 there were 122,000 grants made under the stock option plan at prices ranging from $10.38 to $17.25 and a weighted average exercise price of $13.73.

 Restricted Net Assets

  As a result of the regulatory requirements and debt covenants, substantially all of the net assets of the Company are restricted at December 31, 1995 and 1996, and June 30, 1997.

 Warrants

  The Company issued warrants exercisable for an aggregate of 75,000 shares of its common stock to its primary underwriters upon the closing of the Company's initial public offering. The warrants are exercisable from time to time during the four years after the one year anniversary of their date of grant, and are not transferable during the first year after their grant. The exercise price for the shares of common stock underlying such warrants is $12 per share. The shares of common stock underlying such warrants are entitled to certain demand and incidental registration rights.

 Employee Stock Purchase Plan

  In September 1996, the board of directors and shareholders adopted the Matrix Capital Corporation Employee Stock Purchase Plan ("Purchase Plan") and reserved 125,000 shares of common stock ("ESPP Shares") for issuance thereunder. The Purchase Plan became effective upon consummation of the initial public offering. The price at which ESPP shares are sold under the Purchase Plan is 85 percent of the lower of the fair market value per share of common stock on the enrollment or the purchase date.

12. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

 Leases

  The Company leases office space and certain equipment under noncancelable operating leases. Annual amounts due under the office and equipment leases as of December 31, 1996 are approximately as follows:

                                                                  (IN THOUSANDS)
                                                                  --------------
      1997.......................................................     $  550
      1998.......................................................        448
      1999.......................................................        223
      2000.......................................................        184
      2001.......................................................         82
                                                                      ------
                                                                      $1,487
                                                                      ======

  Total rent expense aggregated approximately $658,000, $647,000 and $541,000, for the years ended December 31, 1994, 1995 and 1996, respectively, and $252,000 and $280,000 for the six months ended June 30, 1996 and 1997, respectively.

 Loan Commitments and Hedging

  In the ordinary course of business, the Company makes commitments to originate residential mortgage loans (Pipeline) and holds originated loans until delivery to an investor. Inherent in this business is a risk associated

                          MATRIX CAPITAL CORPORATION

12. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS--(CONTINUED) with changes in interest rates and the resulting change in the market value of the Pipeline and funded loans. The Company mitigates this risk through the use of mandatory and nonmandatory forward commitments to sell loans. At December 31, 1995, the Company had $93,133,000 in Pipeline and funded loans offset with mandatory forward commitments of $64,743,000 and nonmandatory forward commitments of $15,267,000. At December 31, 1996, the Company had $62,578,000 in Pipeline and funded loans offset with mandatory forward commitments of $49,150,000 and nonmandatory forward commitments of $8,144,000. At June 30, 1997, the Company had $56,035,000 in Pipeline and funded loans offset with mandatory forward commitments of $36,123,000 and nonmandatory forward commitments of $10,773,000. The inherent value of the forward commitments is considered in the determination of the lower of cost or market for the Pipeline and funded loans. The Company does not hold any other derivatives at December 31, 1995 and 1996 or June 30, 1997.

 Land Development Commitment

  In June 1996, the Company purchased 154 acres of land for $1.3 million in cash for the purpose of developing residential and multi-family lots in Ft. Lupton, Colorado. As part of the acquisition, the Company entered into a Residential Facilities Development Agreement (Development Agreement) with the City of Ft. Lupton. The Development Agreement is a residential and planned unit development agreement providing for the orderly planning, engineering and development of a golf course and surrounding residential community. The City of Ft. Lupton is responsible for the development of the golf course and the Company is responsible for the development of the surrounding residential lots.

  The Development Agreement sets forth a mandatory obligation on the part of the Company to pay the City of Ft. Lupton pledged enhancement assessments of $600,000. These pledged enhancement assessments require the Company to pay the city a $2,000 fee each time the Company sells a developed residential lot. The Company is obligated to pay a minimum of $60,000 in assessment fees per year beginning in 1998 through 2007.

  The Company also entered into a development management agreement with a local developer to complete the development of the land. The terms of the agreement specify that the Company is to earn a preferred rate of return on its investment and, once the initial amount of its investment has been returned and the preferred rate has been paid, the remaining profits are split equally. The development management agreement obligates the Company to provide up to an additional $500,000 of funds for development. The Company has no other financial obligations to the developer beyond the $500,000. As of December 31, 1996 and June 30, 1997, the Company has included in its basis in the development $38,000 and $71,000, respectively, in capitalized interest costs. At December 31, 1996 and June 30, 1997, the total basis of the land development is $1,431,000 and $1,582,000, respectively, and is classified in other assets in the accompanying consolidated balance sheets.

 Financing Agreement

  In 1996, the Company purchased $800,000 of City of Fort Lupton Subordinated Series 1996 A1 revenue anticipation warrants, with interest at 9.75 percent and due December 15, 2015. The warrants are classified as other receivables in the accompanying consolidated balance sheets. The Company entered into an agreement with a bank to sell the warrants, subject to certain repurchase obligations resulting from the bank's annual remarketing of the bonds, with interest at five percent. The Company entered into a letter of credit agreement of $825,000 to guarantee its repurchase obligation.

 Contingencies

  Matrix Bank has received demands from an investor for repurchase of loans related to a servicing portfolio purchased by Matrix Bank from an unrelated third-party mortgage banker (Seller). The repurchase demand is

                          MATRIX CAPITAL CORPORATION

12. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS--(CONTINUED) pursuant to a claim of breach of covenants and warranties by the Seller related to documentation deficiencies in connection with the origination and sale of the loans. In January 1996, Matrix Bank commenced suit against the Seller to recover, among other things, the purchase price paid for certain residential mortgage loans. In connection with the lawsuit and the servicing portfolio at issue, Matrix Bank has full representations and warranties from the Seller. Since the representations and warranties have not been honored by the Seller, Matrix Bank included a cause of action in the lawsuit seeking to compel the Seller to repurchase the portfolio. During 1996, the servicing relating to FHLMC was transferred to FHLMC for no consideration. Matrix Bank had an accrued liability of approximately $500,000 at December 31, 1995, $420,000 at December 31, 1996 and $71,000 at June 30, 1997 for the potential loss exposure related to the pending repurchase requests which, in the opinion of management, is adequate for estimated future losses.

  The Company is a defendant in two lawsuits filed in 1996 that seek class action status, which allege that the Company breached the terms of plaintiffs' promissory notes and mortgages by imposing certain charges at the time the plaintiffs prepaid their mortgage loans. The Company has entered into an agreement, which is subject to court approval, to settle one lawsuit and dismiss the other lawsuit. A settlement order of dismissal was entered into for the dismissed lawsuit in November 1996.

  In January 1997, a preliminary approval of the settlement was granted by the court. Accordingly, as provided by the settlement agreement, the Company established a settlement fund of $640,000 that was reserved in the third quarter of 1996 to account for this contingency. The costs of notice and class administration, attorneys' fees, and recovery to class members are all to come from the settlement fund. Notice to class members was mailed in January 1997 and published in February 1997. After a hearing on April 10, 1997, the court entered the final approval order on April 21, 1997, approving the settlement agreement as submitted by the parties. The time for appeal from the final approval order expired on May 21, 1997. No objections to the settlement agreement were filed.

  United Financial is a defendant in a lawsuit that was commenced on or about May 23, 1997. The plaintiff-buyer alleges that United Financial as broker for the seller, made false representations regarding the GNMA certification of certain mortgage pools the servicing rights of which were offered for sale in a written offering. The plaintiff further alleges that it relied on United Financial's representations in purchasing the servicing rights from the seller. The plaintiff seeks recovery of (i) the deposit paid to the seller in connection with the purchase thereof in the amount of $147,000; (ii) $1.4 million that the plaintiff claims it paid GNMA to settle a dispute regarding the certification of the mortgage pools; and (iii) approximately $1.44 million in lost profits.

  Matrix Bank is a defendant in a lawsuit that was commenced on or about June 9, 1997. The plaintiff alleges that Matrix Bank breached an agreement pursuant to which Matrix Bank would act as an issuing bank in connection with a program allegedly developed by the plaintiff relating to the issuance of credit cards. The plaintiff agreed to perform, among other things, network marketing services in an attempt to enroll network marketing companies in the program, who in turn would solicit credit card applications from consumers. The plaintiff claims that Matrix Bank failed to comply with its contractual obligations in performing certain issuing and servicing functions in connection with the credit card accounts. As a result, the plaintiff is seeking to recover damages for lost profits and damage to its reputation in an amount in excess of $10 million.

  The Company and its subsidiaries are parties to various other litigation matters, in most cases involving ordinary and routine claims incidental to the business of the Company. The ultimate legal and financial liability of the Company, if any, with respect to such pending litigation cannot be estimated with certainty, but the Company believes, based on its examination of such matters, that such ultimate liability will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

                          MATRIX CAPITAL CORPORATION

12. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS--(CONTINUED)

 Related Party Transactions

  The Company has a note receivable from an affiliate of $750,000 at December 31, 1995 and 1996 and June 30, 1997, which bears interest at 13 percent and is due October 1, 2000. The note is secured by a secondary lien on the assets of the affiliate. The Company leases office space to the affiliate for approximately $8,500 per month. The lease expires in September 1997, but the Company anticipates that it will be renewed.

  At December 31, 1995 and 1996 and June 30, 1997, the Company had an unsecured loan receivable from a shareholder of approximately $80,000, which bears interest at the prime rate and is due December 31, 1997 which is renewable at the Company's option.

13. DEFINED CONTRIBUTION PLAN

  The Company has a 401(k) defined contribution plan (Plan) covering all employees who have elected to participate in the Plan. Each participant may make pretax contributions to the Plan up to 15 percent of such participant's earnings with a maximum of $9,500 in 1996. The Company makes a matching contribution of 25 percent of the participant's total contribution. Matching contributions made by the Company vest over six years. The cost of the Plan approximated $54,000, $91,000 and $110,000 during the years ended December 31, 1994, 1995 and 1996, respectively, and $56,000 and $65,000 for the six months ended June 30, 1996 and 1997, respectively.

14. FINANCIAL INSTRUMENTS

 Off-Balance Sheet Risk and Concentration of Commitments

  The Company is a party to financial instruments with off-balance sheet risk in the normal course of its business. These instruments are commitments to originate or purchase first mortgage loans and forward loan sale commitments (see Note 12) and involve credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

  Commitments to originate or purchase mortgage loans amounted to approximately $18,900,000 and $21,700,000 at December 31, 1996 and June 30, 1997, respectively. Additionally, the Company has a $400,000 commitment to lend funds on a secured basis. The Company plans to fund the commitments in its normal commitment period. The Company evaluates each customer's creditworthiness on a case-by-case basis.

  The Company's credit risks comprised the outstanding loans held for sale and loans held for investment as shown in the consolidated balance sheets, and loans sold with recourse aggregating approximately $354,000 and $16,214,000 at December 31, 1995 and 1996, respectively. The loans are located throughout the United States and are collateralized primarily by a first mortgage on the property.

                          MATRIX CAPITAL CORPORATION

14. FINANCIAL INSTRUMENTS--(CONTINUED)

 Fair Value of Financial Instruments

  The carrying amounts and estimated fair value of financial instruments are as follows:

                                                        DECEMBER 31
                                            -----------------------------------
                                                  1995              1996
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE    AMOUNT   VALUE
                                            -------- -------- -------- --------
                                                      (IN THOUSANDS)
Financial assets:
  Cash..................................... $  1,929 $  1,929 $  2,855 $  2,855
  Interest earnings deposits...............    6,061    6,061    9,754    9,754
  Loans held for sale, net.................  127,090  130,638  182,801  183,741
  Loans held for investment, net...........   19,575   19,829   29,560   29,824
  Federal Home Loan Bank of Dallas stock...    1,954    1,954    2,871    2,871
Financial liabilities:
  Deposits.................................   48,877   49,283   90,179   90,401
  Custodial escrow balances................   27,011   27,011   37,881   37,881
  Drafts payable...........................    8,817    8,817    5,961    5,961
  Payable for purchase of MSRs.............    1,312    1,312    8,044    8,044
  Federal Home Loan Bank of Dallas
   borrowings..............................   19,000   19,000   51,250   51,250
  Borrowed money...........................   65,093   65,093   42,431   42,431

  The following methods and assumptions were used by the Company in estimating the fair value of the financial instruments:

  The carrying amounts reported in the balance sheet for cash, interest earnings deposits, Federal Home Loan Bank of Dallas stock, drafts payable, payable for purchase of MSRs, Federal Home Loan Bank of Dallas borrowings, and borrowed money approximate those assets' and liabilities' fair values.

  The fair values of loans are based on quoted market prices where available or outstanding commitments from investors. If quoted market prices are not available, fair values are based on quoted market prices of similar loans sold in securitization transactions, adjusted for differences in loan characteristics. The fair value of forward sale commitments are included in the determination of the fair value of loans held for sale.

  The fair value disclosed for demand deposits (e.g., interest and noninterest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected periodic maturities on time deposits. The component commonly referred to as deposit base intangible, was not estimated at December 31, 1995 and 1996 and is not considered in the fair value amount. The fair value disclosed for custodial escrow balances liabilities (noninterest checking) is, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts).

                           MATRIX CAPITAL CORPORATION

15. PARENT COMPANY CONDENSED FINANCIAL INFORMATION
  Condensed financial information of Matrix Capital Corporation (Parent Company) is as follows:

                                                  DECEMBER 31
                                            -----------------------
                                                                      JUNE 30
                                             1994    1995    1996      1997
                                            ------- ------- ------- -----------
                                                                    (UNAUDITED)
                                                       (IN THOUSANDS)
CONDENSED BALANCE SHEETS
Assets:
  Cash..................................... $   180 $    11 $    45   $   120
  Other receivables........................      --     804     872       921
  Premises and equipment, net..............   1,154   1,371   1,405     1,455
  Other assets.............................     303     515     507       629
  Investment in and advances to subsidiar-
   ies.....................................   9,910  15,201  36,199    45,222
                                            ------- ------- -------   -------
Total assets............................... $11,547 $17,902 $39,028   $48,347
                                            ======= ======= =======   =======
Liabilities and shareholders' equity:
  Borrowed money (a)....................... $ 4,052 $ 6,751 $ 6,372   $11,725
  Other liabilities........................     833     465     386       728
                                            ------- ------- -------   -------
Total liabilities..........................   4,885   7,216   6,758    12,453
Shareholders' equity:
  Common stock.............................      --      --       1         1
  Additional paid in capital...............   3,668   3,769  21,983    21,983
  Retained earnings........................   2,994   6,917  10,286    13,910
                                            ------- ------- -------   -------
Total shareholders' equity.................   6,662  10,686  32,270    35,894
                                            ------- ------- -------   -------
Total liabilities and shareholders' equi-
 ty........................................ $11,547 $17,902 $39,028   $48,347
                                            ======= ======= =======   =======

--------
(a) The Parent's debt set is forth below. The Parent also guarantees the revolving warehouse and servicing acquisition loan agreements. See Note 7 for additional information regarding the debt.

                                                  DECEMBER 31
                                              --------------------
                                                                     JUNE 30
                                               1994   1995   1996     1997
                                              ------ ------ ------ -----------
                                                                   (UNAUDITED)
                                                       (IN THOUSANDS)
Revolving line of credit..................... $   -- $   -- $   --   $ 5,500
Senior subordinated notes....................     --  2,910  2,910     2,910
Notes payable-revised bank stock loan........     --     --     --     1,929
Note payable--bank stock loan................  2,575  2,289  2,003        --
Note payable to a bank secured by real es-
 tate........................................     --    921    938       920
Notes payable secured by MSR.................    740    631    521       466
First mortgage with an insurance company.....    737     --     --        --
                                              ------ ------ ------   -------
                                              $4,052 $6,751 $6,372   $11,725
                                              ====== ====== ======   =======

                           MATRIX CAPITAL CORPORATION

15. PARENT COMPANY CONDENSED FINANCIAL INFORMATION--(CONTINUED)

   The maturities of term notes payable during the next five years and thereafter are as follows at December 31, 1996:

                                                      (IN THOUSANDS)
                                                      --------------
        1997.........................................     $  439
        1998.........................................      1,291
        1999.........................................      1,123
        2000.........................................      1,123
        2001.........................................      1,096
        Thereafter...................................      1,300
                                                          ------
                                                          $6,372
                                                          ======

                                                                SIX MONTHS
                                                                   ENDED
                                    YEAR ENDED DECEMBER 31        JUNE 30
                                    ------------------------  ----------------
                                     1994    1995     1996     1996     1997
                                    ------  -------  -------  -------  -------
                                                                (UNAUDITED)
                                                (IN THOUSANDS)
CONDENSED STATEMENTS OF INCOME
Income:
  Interest income on loans........  $   --  $    44  $   142  $    94  $    69
  Other...........................     472      374      130      (52)     176
                                    ------  -------  -------  -------  -------
Total income......................     472      418      272       42      245
Expenses:
  Compensation and employee bene-
   fits...........................     767    1,042    1,344      539      813
  Occupancy and equipment.........      18       92      299      125      149
  Interest on borrowed money......     170      592      805      411      467
  Professional fees...............      82      112      138       46      125
  Other general and administra-
   tive...........................      81      704      328       47      640
                                    ------  -------  -------  -------  -------
Total expenses....................   1,118    2,542    2,914    1,168    2,194
                                    ------  -------  -------  -------  -------
Loss before income taxes and eq-
 uity in income of subsidiaries...    (646)  (2,124)  (2,642)  (1,126)  (1,949)
Income taxes (b)..................      --       --       --       --       --
                                    ------  -------  -------  -------  -------
Loss before equity in income of
 subsidiaries.....................    (646)  (2,124)  (2,642)  (1,126)  (1,949)
Equity in income of subsidiaries..   3,766    6,047    6,212    2,627    5,573
                                    ------  -------  -------  -------  -------
Net income........................  $3,120  $ 3,923  $ 3,570  $ 1,501  $ 3,624
                                    ======  =======  =======  =======  =======

--------
(b) The Company's tax sharing agreement with its subsidiaries provides that the subsidiaries will pay the Parent an amount equal to its individual current income tax provision calculated on the basis of the subsidiary filing a separate return. In the event a subsidiary incurs a net operating loss in future periods, the subsidiary will be paid an amount equal to the current income tax refund the subsidiary would be due as a result of carryback of such loss, calculated on the basis of the subsidiary filing a separate return. Accordingly, the parent's condensed statements of income do not include any income tax benefit for the current losses.

                           MATRIX CAPITAL CORPORATION

15. PARENT COMPANY CONDENSED FINANCIAL INFORMATION--(CONTINUED)

                                                                 SIX MONTHS
                                                                    ENDED
                                    YEAR ENDED DECEMBER 31         JUNE 30
                                    -------------------------  ----------------
                                     1994     1995     1996     1996     1997
                                    -------  -------  -------  -------  -------
                                                                 (UNAUDITED)
                                                (IN THOUSANDS)
CONDENSED STATEMENTS OF CASH FLOWS
Cash flows from operating activi-
 ties:
  Net income......................  $ 3,120  $ 3,923  $ 3,570  $ 1,501  $ 3,624
  Adjustments to reconcile net in-
   come to net cash provided
   (used) by operating activities:
    Equity in income of subsidiar-
     ies..........................   (3,766)  (6,047)  (6,212)  (2,627)  (5,573)
    Dividend from subsidiaries....    1,368    2,207    1,843    1,258    2,641
    Depreciation and amortiza-
     tion.........................        5       34      127       23       66
    Increase (decrease) in other
     liabilities..................      410     (368)     (78)      91      342
    (Increase) decrease in other
     receivables and other as-
     sets.........................     (202)  (1,016)    (133)      25     (199)
    Noncash compensation expense..       --      101       --       --       --
                                    -------  -------  -------  -------  -------
Net cash provided (used) by oper-
 ating activities.................      935   (1,166)    (883)     271      901
Investing activities:
  Purchases of premises and equip-
   ment...........................   (1,159)    (251)     (88)     (60)     (88)
  Investment in and advances to
   subsidiaries...................   (1,904)  (1,451) (16,630)     488   (6,091)
                                    -------  -------  -------  -------  -------
Net cash provided (used) by in-
 vesting activities...............   (3,063)  (1,702) (16,718)     428   (6,179)
Financing activities:
  Repayments of notes payable.....     (185)  (1,133)    (438)     (14)  (2,147)
  Proceeds from notes payable and
   revolving line of credit.......    2,487      922       59       --    7,500
  Dividends paid by pooled company
   prior to merger................       --       --     (201)     (66)      --
  Capital contribution by pooled
   company prior to merger........       --       --       24       24       --
  Proceeds from senior subordi-
   nated notes....................       --    2,910       --       --       --
  Proceeds from the sale of common
   stock..........................       --       --   18,191       --       --
                                    -------  -------  -------  -------  -------
Net cash provided (used) by fi-
 nancing activities...............    2,302    2,699   17,635      (56)   5,353
                                    -------  -------  -------  -------  -------
Increase (decrease) in cash and
 cash equivalents.................      174     (169)      34      643       75
Cash and cash equivalents at be-
 ginning of period................        6      180       11       11       45
                                    -------  -------  -------  -------  -------
Cash and cash equivalents at end
 of period........................  $   180  $    11  $    45  $   654  $   120
                                    =======  =======  =======  =======  =======

No dealer, salesperson or other person has been authorized to give any infor-mation or to make representations other than those contained in this Prospec-tus in connection with the offer made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the company or any of the underwriters. Neither the deliv-ery of this Prospectus nor any sale made hereunder shall under any circum-stance create an implication that the information contained herein is correct as of any time subsequent to the date hereof. This Prospectus does not consti-tute an offer or solicitation by anyone in any jurisdiction in which such of-fer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
Use of Proceeds..........................................................  19
Capitalization...........................................................  20
Selected Consolidated Financial and Operating Information................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  47
Supervision and Regulation...............................................  63
Management...............................................................  73
Certain Relationships and Related Transactions...........................  79
Principal Shareholders...................................................  80
Description of the Notes.................................................  81
Underwriting............................................................. 105
Legal Matters............................................................ 106
Experts.................................................................. 106
Available Information.................................................... 106
Financial Statements..................................................... F-1


                                  $20,000,000


                                     LOGO

                         11.50% Senior Notes Due 2004


                                ---------------

                                  PROSPECTUS

                                ---------------

                         Keefe, Bruyette &Woods, Inc.

                              Piper Jaffray inc.


                              September 24, 1997